File No. 82-34885

08001608

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Tel 441-296-9150
Fax 441-296-9152
Email group@aleagroup.com

SEC
Mail Processing
Section

APR 01 2008

Washington, DC
105

Alea

SUPPL

VIA FEDERAL EXPRESS

March 31, 2008

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Alea Group Holdings (Bermuda) Ltd. (the "Company"), File No. 82-34885
Information to be provided pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act")

Ladies and Gentlemen:

In accordance with the Company's exemption under Rule 12g3-2(b) under the Exchange Act, enclosed please find the following information that the Company, since November 29, 2007, the date of the Company's last filing with the Commission under Rule 12g3-2(b), (i) has made or is required to make public pursuant to the laws of Bermuda; (ii) has filed or is required to file with the UKLA or LSE (and is made public thereby); or (iii) has distributed or is required to distribute to its security holders:

1. Press releases filed through the Regulatory News Service of the London Stock Exchange since November 29, 2007.

2. Circular dated 26 March 2008 relating to the 2008 Annual General Meeting of Shareholders, including Notice of AGM and Proxy Form.

3. Annual Financial Report for the financial year ended 31 December 2007, as mailed to all shareholders.

4. Updated list of information required to be made public on an on-going basis.

Please do not hesitate to contact me if you should have any questions regarding the enclosed documents.

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

Sincerely,

George P. Judd
Senior Vice President, Group General Counsel and Secretary

Enclosures

File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Blocklisting Interim Review
Released	07:00 17-Dec-07
Number	6224J

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 17 December 2007

Name of *applicant*:		ALEA GROUP HOLDINGS (BERMUDA) LTD.		
Name of scheme:		1. 2002 Stock Purchase & Option Plan 2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T. Delaney 3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company 4. Shares that fall to be issued under the Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.		
Period of return:	From:	16 June 2007	To:	17 December 2007
Balance under scheme from previous return:		1. 6,573,568 2. 20,223 3. 464,340 4. 97,090		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		1. 0 2. 0 3. 0 4. 0		
Number of *securities* issued/allotted under scheme during period:		1. 0 2. 0 3. 0 4. 0		
Balance under scheme not yet issued/allotted at end of period		1. 6,573,568 2. 20,223 3. 464,340 4. 19,629		

Number and *class* of *securities* originally listed and the date of admission	1. 6,573,568 admitted 22 June 2004 2. 40,446 admitted 22 June 2004 3. 464,340 admitted 5 August 2004 4. 72,818 admitted 7 September 2006 and 24,272 admitted 21 December 2005
Total number of *securities* in issue at the end of the period	173,788,126 shares on 17 December 2007

Name of contact:	George P. Judd
Address of contact:	55 Capital Boulevard Rocky Hill, Connecticut, USA 06067
Telephone number of contact:	001-860-258-7550

SIGNED BY George P. Judd, Senior Vice President & Group Secretary
for and on behalf of
Alea Group Holdings (Bermuda) Ltd.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Reinsurance Commutation
Released	07:00 11-Jan-08
Number	5425L

RNS Number:5425L
Alea Group Holdings(Bermuda) Ltd
11 January 2008

Alea Group Holdings (Bermuda) Ltd

Alea Announces Reinsurance Commutation

HAMILTON, Bermuda - Alea Group Holdings (Bermuda) Ltd., today announces that it reached agreement to fully and finally commute all exposure under an excess of loss reinsurance treaty. Alea Group expects to record an after-tax loss of approximately $8.8 million in the fourth quarter of 2007, pursuant to the commutation terms.

####

For further information, please contact:

Media:
Sheel Sawhney
+1 (860) 258 6524

Analysts and Investors:
Kirk Lusk
+1 (860) 258-6566

Financial Dynamics
Nick Henderson or Robert Bailhache
+44 (20) 7269 7114

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical

experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

END

File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	15:44 30-Jan-08
Number	8961M

RNS Number:8961M
Alea Group Holdings(Bermuda) Ltd
30 January 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
   Alea Group Holdings (Bermuda) Limited

2. Reason for the notification (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (x)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):
   Odey Asset Management LLP

4. Full name of shareholder(s) (if different from 3.) (iv):
   ....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
   16/07/2007

6. Date on which issuer notified:
   30/01/2008

7. Threshold(s) that is/are crossed or reached:
   7.00%

8. Notified details:
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering trans	
	Number of shares	Number of votin

Ordinary Share BMG015751024	11,108,939	11,108,939

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)	
	Direct	Direct (x)	Indirect (xi)
Ordinary Share BMG015751024	12,165,905	12,165,905	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/Date (xiv)	Number of voti that may be ac the instrument exercised/ con

Total (A+B)

Number of voting rights	% of voting rights
12,165,905	7.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
   ....

Proxy Voting:

10. Name of the proxy holder:
   ....

11. Number of voting rights proxy holder will cease to hold:
   ....

12. Date on which proxy holder will cease to hold voting rights:
   ....

13. Additional information:
   ....

14. Contact name:
   Tim Pearey

15. Contact telephone number:
   020 7208 1456

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligaticn

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal enti subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Preliminary Results
Released	07:01 06-Mar-08
Number	4882P

Alea Group Holdings (Bermuda) Ltd
Audited results for the 12 months ended 31 December 2007

Alea announces full year 2007 results and provides an update on run-off

Financial Performance

- Insurance contracts liabilities decreased by 20.2% from $1,941.5 million at 31 December 2006 to $1,549.9 million at 31 December 2007.
- Investment income of $73.1 million (2006[1]: $94.8 million) reflecting a decrease in invested assets as cash is used for claims payments and commutations.
- Other operating expenses for 2007 were $59.7 million (2006: $66.6 million) which includes $11.9 million of one-time transaction related expenses, which on a per share[2] basis[3] was $0.07.
- Result of operating activities of $(56.4) million (2006: $17.1 million).
- Adverse reserve development, net of reinsurance excluding the impact of commutations and discount in the year ended 31 December 2007 of $29.9 million (2006: adverse reserve development of $37.6 million, net of reinsurance excluding the impact of commutations and discount).
- Agreements to commute two excess of loss reinsurance treaties resulted in a loss of $33.8 million, which on a per share basis was $0.19.
- Loss after tax in 2007 of $78.2 million (2006: loss after tax of $0.8 million) which on a per share basis was $0.45 (2006: loss per share of $0.00).
- Net asset value of $2.46 per share compared with 31 December 2006 of $2.79 per share including the impact of unrealised losses on investments.
- Subsequent to 31 December 2007 the Group repaid all of its outstanding bank loans.

Operational Highlights

- Staff headcount reduced to 105 as at 31 December 2007 down from 137 as at 31 December 2006.

Directorate Changes and Corporate Actions

Several events in 2007 resulted in a significant change in both the ownership and the Board of Directors of Alea Group Holdings (Bermuda) Ltd. Following the acquisition by FIN Acquisition Limited of approximately 67% of the Company's[4] shares in issue, on 6 July 2007, the Group announced the resignation of each of John Reeve, Timothy Faries, James Fisher, Todd Fisher, Perry Golkin, R. Glenn Hilliard, and Scott Nuttall as directors of the Company with effect from 5 July 2007. The Group further announced the appointment of Robert Kauffman, Randal Nardone and Greg Share as non-executive directors of the Company with simultaneous effect. Mr Kauffman was also appointed Chairman of the Board.

On 10 July 2007, the Group announced the conversion of the currency in which the Company's shares trade on the London Stock Exchange from pounds sterling to US dollars. On 18 July 2007, the Group announced it had posted a circular to its shareholders relating to the conversion of the Company's listing on the Official List of the

UK Listing Authority from a primary listing to a secondary listing, with an effective date of 16 August 2007.

On 23 July 2007, FIN Acquisition Limited announced it had closed to further acceptances on 20 July 2007, its recommended cash offer to acquire the shares of Alea Group Holdings (Bermuda) Ltd, which increased its ownership to 72.4%.

Dividend

The Company has not proposed a dividend for the 2007 financial year (2006: $Nil).

Notes

1. Except where specifically indicated all statements refer to the twelve months ended 31 December 2007 or 31 December 2006.
2. Weighted average number of ordinary shares of 173.8 million (2006: 173.7 million).
3. Basic and diluted loss per share are the same value.
4. "Company" refers to Alea Group Holdings (Bermuda) Ltd only. "Group" refers to Alea Group Holdings (Bermuda) Ltd and all its subsidiaries.

Financial information presented herein has been prepared in accordance with International Financial Reporting Standards ("IFRS").

For further information, please contact:

Mark Cloutier
+1 441 296 9150

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7114

Past performance cannot be relied upon as a guide to future performance.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

MANAGEMENT REPORT

CHIEF EXECUTIVE OFFICER'S REPORT

2007 was another year of significant change for Alea Group. While we continued to focus on the orderly run-off of the Group's balance sheet we also completed a number of major transactions including the purchase of a majority interest in the Group by FIN Acquisition Limited, a Company formed at the direction of Fortress Investment Group.

As we have stated previously, our goal is to crystallise, preserve and, if possible, grow our capital base and, through our run-off activities, free-up excess capital which can be returned to shareholders or reinvested in the business. While our reported results for 2007 were impacted by several one-time events that require further explanation, we can report significant further progress in our efforts to deleverage the Group's balance sheet and secure and release capital for the benefit of our shareholders.

During the course of the year, we completed a number of commutation transactions that met our economic objectives, and we believe, reduced volatility in our provisions for claims outstanding. In our direct insurance portfolio we closed in excess of 3,000 claims representing a considerable reduction of open claims outstanding, further reducing uncertainty in our claims provisions. Our total gross claims provision at 31 December 2007 is $1,549.9 million compared to $1,938.0 million at 31 December 2006, a reduction of $388.1 million, representing a considerable further deleveraging of our capital.

Our income statement for 2007 was impacted by a number of one-time items. The acquisition by FIN Acquisition Limited of 72.4% of our issued share capital resulted in one-time transaction expenses of $11.9 million. During the year we commuted an outwards reinsurance agreement resulting in a $25.0 million charge to earnings. Also, on 11 January 2008 we announced that we had reached agreement to commute another outwards reinsurance treaty effective 31 December 2007, resulting in an $8.8 million charge to our income statement, but no impact in the period to our balance sheet. These transactions, resulting in a total charge of $45.7 million, are expected to enhance the value of the Group in the long term and with respect to the commutations will result in a simplification of our financial statements and accounting for reinsurance recoverables.

In addition to the one-time items, we also experienced net adverse development of $29.9 million in our claims provisions, occurring principally in our North American reinsurance portfolio. While less than last year (2006: $37.6 million), the net adverse development is particularly disappointing given our efforts to identify and where possible reduce volatility in our claims provisions. With respect to our claims provisions, we have also made an adjustment to the discount rate applied to those provisions which are carried at a discount to reflect the expected performance of the assets supporting those provisions. This adjustment results in an additional charge of $6.2 million to the income statement.

The exceptional one-time items, adverse development and the discount rate adjustment combined to impact operating income by $81.8 million ($0.47 per share).

While reporting a loss of any kind is disappointing, we continue to make progress in our efforts to align operating costs with the reducing asset base, address volatility in the balance sheet and reduce the amount of capital required to support the business.

Evidence of that progress is found in the fact that during 2007 and shortly thereafter we repaid the full $200.0 million of bank debt carried by the Group. Repayment was achieved through funds made available through distributions from regulated subsidiaries. This action further strengthens the Group's balance sheet and provides more flexibility in terms of capital management initiatives.

As we move into 2008, we believe we have better positioned the Group by simplifying our balance sheet, strengthening our reserves and significantly reducing our debt obligations. We will remain keenly focused on reducing expenses, further reducing insurance contract liabilities and preserving our capital and assets. We continue to explore various options for the future of the Group, including our new addition, Alea Syndicate Management Ltd., which we formed in 2007 as a vehicle to pursue Lloyd's Reinsurance to Close (RITC) opportunities.

Both Kirk Lusk and I would also like to extend our gratitude to the staff at Alea for continuing to contribute to the run-off of the Company and under very demanding circumstances. Their hard work and dedication has made a significant contribution to the progress of the run-off and the outlook for the Group.

Mark Cloutier

Chief Executive Officer
5 March 2008

FINANCIAL REVIEW

Consolidated income statement

	Year ended 31 December 2007 $'million	Year ended 31 December 2006 $'million
Gross premiums written	**12.7**	(74.9)
Revenue		
Premium revenue	**17.7**	303.3
Premium received from/(ceded to) reinsurers	**4.7**	(87.4)
Net insurance premium revenue	**22.4**	215.9
Fee income	**1.9**	3.2
Investment income	**73.1**	94.8
Net realised losses on financial assets	**(1.3)**	(2.5)
Net realised gains on sale of subsidiary	**-**	4.3
Net realised losses on sale of renewal rights	**(1.7)**	(5.0)
Total revenue	**94.4**	310.7
Expenses		
Insurance claims and loss adjustment expenses	**44.8**	173.4
Insurance claims and loss adjustment expenses paid to/(recovered from) reinsurers	**34.4**	(16.7)
Net insurance claims	**79.2**	156.7
Acquisition costs	**10.3**	69.2
Other operating expenses	**59.7**	66.6
Restructuring costs	**1.6**	1.1
Total expenses	**150.8**	293.6
Results of operating activities	**(56.4)**	17.1
Finance costs	**(21.7)**	(24.4)
Loss before income tax	**(78.1)**	(7.3)
Income tax (expense)/credit	**(0.1)**	6.5

Loss for the year	**(78.2)**	(0.8)

Performance indicators and comparison to prior years

The Group ceased underwriting new and renewal business and was placed into run-off in the fourth quarter of 2005. The Group's business has therefore changed significantly and as a result the standard indicators used to assess the performance of participants in the insurance industry are not considered appropriate for the Group. Performance indicators that are relevant to the Group's run-off strategy are provided where these provide meaningful and useful comparisons.

Reserves and claims

At 31 December 2007 the total insurance contracts balance comprising gross claims outstanding less discount on claims outstanding, claims handling provisions and provision for unearned premiums was $1,549.9 million, a decrease of 20.2% from 31 December 2006 ($1,941.5 million). The claims outstanding, net of reinsurance at 31 December 2007 was $1,003.1 million (31 December 2006: $1,075.6 million). Excluding the impact of the commuted Group excess of loss reinsurance treaty the change in claims outstanding, net of reinsurance was 29.6% (31 December 2006: 29.6%).

The balances are analysed below:

	As at 31 December 2007 $'million	**As at 31 December 2006 $'million**
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	**1,605.6**	2,026.1
Discount	**(67.5)**	(105.9)
	1,538.1	1,920.2
Claims handling provisions	**11.8**	17.8
Total gross claims outstanding	**1,549.9**	1,938.0
Provision for unearned premiums on insurance contracts	**-**	3.5
Total insurance contracts	**1,549.9**	1,941.5
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	**41.2**	299.6
Discount	**-**	(7.7)
Net aggregate excess reinsurance	**41.2**	291.9
Other reinsurance		
Provision for claims outstanding, reported and not reported	**508.6**	573.2
Discount	**(3.0)**	(2.7)
Net other reinsurance	**505.6**	570.5
Total reinsurance		
Provision for claims outstanding, reported and not reported	**549.8**	872.8

Discount	**(3.0)**	(10.4)
Total reinsurers' share of claims outstanding	**546.8**	862.4
Provision for unearned premiums on reinsurance contracts	-	1.0
Total reinsurance contracts	**546.8**	863.4
Undiscounted claims outstanding, net of reinsurance	**1, 067.6**	1,171.1
Discount	**(64.5)**	(95.5)
Claims outstanding, net of reinsurance	**1,003.1**	1,075.6

The following table presents the Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2007 by class of business.

$'million	General liability	Motor	Workers' comp.	Professional	Property	MAT[1]	Total
1999 and prior	90.9	43.9	38.5	0.5	75.8	3.1	252.7
2000	25.9	10.6	6.7	13.9	21.2	10.7	89.0
2001	25.1	8.3	2.8	9.8	11.0	16.7	73.7
2002	28.3	7.1	5.6	19.4	4.1	5.8	70.3
2003	30.3	23.5	1.3	23.6	5.3	3.4	87.4
2004	33.0	32.9	4.3	24.7	3.4	6.6	104.9
2005	14.6	49.2	12.0	24.3	34.6	2.9	137.6
Reinsurance reserves	**248.1**	**175.5**	**71.2**	**116.2**	**155.4**	**49.2**	**815.6**
Insurance reserves	**221.7**	**63.7**	**100.2**	**26.4**	**9.0**	**-**	**421.0**
Total non-life reserves	**469.8**	**239.2**	**171.4**	**142.6**	**164.4**	**49.2**	**1,236.6**
Life structured settlements							**277.1**
Life reinsurance							**91.9**
Provision for claims outstanding, reported and not reported							**1,605.6**

[1] Marine, Aviation and Transport

The following table analyses Alea's gross claims outstanding between incurred but not reported ("IBNR") and case reserves as at 31 December 2007. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	**Total**
Case reserves	48%
IBNR	52%
Total	**100%**

Adverse reserve development

During the twelve months ended 31 December 2007 the Group experienced adverse development in the reserves, net of reinsurance excluding the impact of commutations and discount of $29.9 million (31 December 2006: adverse reserve development, net of reinsurance excluding the impact of commutations and discount of $37.6 million).

Loss reserve discount

As permitted by IFRS 4, categories of claims provisions where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which does not exceed that expected to be earned by assets covering the provisions. As at 31 December 2007 30% (31 December 2006: 28%) of the Group's gross reserves were discounted at a rate of 4.0% (31 December 2006: 4.5%).

As at 31 December 2007 the Group's total net discount was $64.5 million (31 December 2006: $95.5 million). This is expected to reduce towards zero over the duration of the normal course of payout of the reserves. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement as the remaining expected duration for each category of claims provisions drops below the UK GAAP qualified level of four years as permitted by IFRS 4.

Income statement

Gross premiums written and net insurance premium revenue

Gross premiums written in 2007 were $12.7 million (2006: negative $74.9 million which reflected the cancellation of policies written in prior periods). Net insurance premium revenue reduced by 89.6% to $22.4 million in 2007 (2006: $215.9 million). This is primarily due to the Group's decision to cease writing new and renewal business resulting in a reduction in premium.

Fee income

In 2007 fee income was $1.9 million compared with $3.2 million recorded in 2006. Fee income represents income arising on structured reinsurance and insurance contracts without significant transfer of insurance risk. These contracts are accounted for on a deposit accounting basis.

Investment income and realised gains and losses

Investment income in 2007 was $73.1 million, 22.9% ($21.7 million) lower than the $94.8 million recorded in 2006. The fall recorded reflects a 4.3% yield on invested assets for 2007 on average invested assets of $1,687.9 million compared with a 4.3% yield on invested assets for 2006 on average invested assets of $2,228.3 million.

Net realised losses on financial assets were $1.3 million in 2007 compared with $2.5 million realised losses in 2006.

Net realised losses on sale of renewal rights

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million. Subsequently, the following movements have been recognised in the income statement reflecting a change to the estimate of fair value based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts.

The table below summarises the change in the fair value of each transaction:

Transaction	Year ended 31 December 2007 $'million	Year ended 31 December 2006 $'million
London/Canopius	-	(0.8)
AAR/AmTrust	**(1.9)**	(5.2)
Europe/SCOR	**0.2**	1.0
Total	**(1.7)**	(5.0)

To date the Group considers that the amounts recoverable of $54.4 million derived after the adjustments booked in 2007 and 2006 are reasonable. It has received $22.6 million in cash. The outstanding balance consists of $29.6 million due from AmTrust and $2.2 million due from Canopius.

Insurance claims and loss adjustment expenses

In 2007 the Group incurred net insurance claims and loss adjustment expenses of $79.2 million (2006: $156.7 million).

Acquisition costs

Acquisition costs are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs. They are deferred and amortised over the period of contract, consistent with the earning of premium.

Given that the Group is no longer accepting new insurance risks and is releasing its unearned premium reserves as the risk associated with those premium receipts is extinguished, acquisition costs are expected to become insignificant.

In 2007 total acquisition costs were $10.3 million (2006: $69.2 million) which includes a charge of $2.6 million in respect of a profit sharing arrangement.

The Group has assessed its deferred acquisition cost asset ("DAC") at 31 December 2007 of $2.3 million (31 December 2006: $3.5 million) as fully recoverable and as a result has not recorded any DAC write-off in 2007.

Other operating expenses

The Group plans to minimise operating expenses as much as possible while still retaining the personnel and capabilities to manage an efficient run-off of the existing book and pursue other corporate activities. To the extent that investment income net of discount released does not offset other operating expenses in relation to run-off activities, the Group will establish a run-off provision.

In 2007 other operating expenses were $59.7 million. Net of one-time transaction related expenses of $11.9 million, other operating expenses were $47.8 million. This compares with other operating expenses in 2006 of $66.6 million.

Restructuring costs

Restructuring costs in 2007 were $1.6 million (2006: $1.1 million). These costs include severance payments of $1.6 million (2006: $3.6 million) made to employees who were not part of the original restructuring plan as disclosed at 31 December 2005.

Restructuring costs in 2006 also included a credit of $2.5 million which resulted from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

Staff headcount at 31 December 2007 stood at 105 (31 December 2006: 137).

Results of operating activities

In 2007, results of operating activities were a loss of $56.4 million compared with a profit of $17.1 million in 2006. The Group incurred significant one-time charges of $45.7 million associated with the change in majority ownership of the Company and the agreement to commute two large excess of loss reinsurance treaties. Absent these one-time charges, the results of operating activities for 2007 would have been a loss of $10.7 million.

Finance costs

Finance costs include investment expenses, foreign exchange movements and debt interest. In 2007 total finance costs were $21.7 million, compared with $24.4 million recorded in the corresponding period in 2006. The majority of this decrease resulted from a reduction in bank debt from $200.0 million to $30.0 million in 2007. The outstanding balance was paid in full on 14 January 2008.

Loss before income tax

Loss before income tax was $78.1 million in 2007 compared with a loss of $7.3 million in 2006.

Income tax expense

The income tax expense in 2007 was $0.1 million, compared with a credit of $6.5 million in 2006.

The impact of the income tax expense/(credit) on the income statement is summarised as follows:

	Year ended 31 December 2007 $'million	**Year ended 31 December 2006 $'million**
Current tax expense/(credit):		
UK corporation tax	-	0.3
Foreign tax	**1.0**	(4.9)
Total current expense/(credit)	**1.0**	(4.6)
Deferred tax credit:	**(0.9)**	(1.9)
Total income tax expense/(credit)	**0.1**	(6.5)

The Group's Swiss, US and UK entities have significant trading losses carried forward in respect of which no deferred tax assets have been recognised due to the uncertainty over future profitability.

In 2007 the Group's current tax expense of $1.0 million (2006: credit of $4.6 million) is mainly derived from branches where there are no trading losses carried forward available.

Loss on ordinary activities after income tax

Loss on ordinary activities after income tax in 2007 was $78.2 million (2006: loss of $0.8 million).

Loss per share

Basic and fully diluted loss per share for 2007 was $0.45 per share (2006: loss per share of $0.00).

Dividend

The Company will not be paying a dividend for the 2007 financial year (2006: $Nil).

Balance sheet

Total assets

Total assets as at 31 December 2007 decreased by 25.1% to $2,356.3 million from $3,145.7 million at 31 December 2006.

Net assets

Net assets (shareholders' funds attributable to equity interests) at 31 December 2007 were $428.0 million (31 December 2006: $484.1 million). Net assets per share were $2.46 (31 December 2006: $2.79).

Net assets have been favourably impacted by a $13.3 million decrease in cumulative unrealised losses in the investment portfolio described below. However, net assets have been adversely affected by the $33.8 million loss associated with the agreement to commute two large excess of loss reinsurance treaties, $11.9 million in one-time transaction related expenses and by $29.9 million in adverse development.

Reinsurance recoverables

Total reinsurers' share of claims outstanding was $546.8 million at 31 December 2007 (31 December 2006: $862.4 million). The reduction is primarily attributable to the agreement to commute one large excess of loss reinsurance treaty completed in 2007.

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving capital. The investment portfolio does not currently consist of equity or real estate investments, but the Group may, in the future, invest in other asset classes.

At 31 December 2007 the value of available for sale investments was $1,365.2 million, compared with $1,664.5 million at 31 December 2006.

Of total invested assets $1,317.2 million (31 December 2006: $1,732.7 million) is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $202.3 million include

predominantly mutual funds invested in fixed income securities and deposits at banking institutions.

Asset class	31 December 2007	31 December 2006
US government	**20%**	21%
US mortgage	**15%**	16%
EU and Switzerland government and corporate	**15%**	14%
US corporate	**10%**	11%
Asset backed securities	**2%**	4%
US municipalities	**1%**	1%
Canadian government and provinces	**2%**	2%
Cash and cash equivalents	**35%**	31%
Total	**100%**	100%

At 31 December 2007 the Group's investment portfolio had an average duration of 1.5 years (31 December 2006: 1.7 years). The Group has maintained a shortened average duration for the portfolio to provide liquidity anticipated to be required to support the Group's run-off strategy. The Group may choose to increase the average duration of the portfolio in the future.

In 2007 the Group achieved a total gross return on the investment portfolio of 5.2% (2006: 3.6%). The investment return comprised 4.3% investment income (2006: 4.3%), 0.1% realised loss (2006: loss of 0.1%) and 1.0% unrealised gain (2006: loss of 0.6%) on average invested assets of $1,317.2 million (2006: $2,228.3 million).

At 31 December 2007, apart from $3.3 million rated BBB, all of the Group's fixed income portfolio was rated A or better and 85.3% was rated AA or better (31 December 2006: 93.7%) by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. Under the Group's current investment guidelines, all securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2006 or 2007.

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at 31 December 2007 the pledges covered assets of $282.2 million (31 December 2006: $343.6 million). In addition $134.2 million (31 December 2006: $131.7 million) is held as statutory deposits for local regulators and a further $534.9 million (31 December 2006: $619.4 million) is held in trust for the benefit of policy holders including $176.1 million (31 December 2006: $197.5 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company.

As at 31 December 2007 the Group held Société d'Investissement à Capital Variable ("SICAV") of $58.5 million (31 December 2006: $55.5 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities with weighted average credit quality of AAA and duration of approximately six years.

We have reviewed our investment portfolio with regard to any impact from subprime issues and concluded that no impairment of the invested assets is required.

Capital management

Financing facilities

The Group raised $100 million of hybrid capital in December 2004 and a further $20 million in early January 2005. This capital is in the form of 30-year hybrid trust preferred securities priced at LIBOR plus 285 basis points.

At 1 January 2007 the Group had $150 million outstanding under its term loan facility and $50 million outstanding under its revolver facility. Interest was charged at LIBOR plus 120 basis points on these bank facilities. The bank facility would have been due in September 2007.

On 19 April 2007, the Group repaid $25.0 million of the term loan and all of $50.0 million revolver using its cash reserves, leaving an outstanding amount of $125.0 million.

On 6 July 2007, the Group negotiated a new term loan credit facility with Banc of America Securities Limited as facility agent. Under this facility, the Group drew down the maximum aggregate commitment of $90.0 million, which, along with $35.0 million of its own cash reserves, was used to repay the pre-existing bank facility of $125.0 million.

The Group made an optional prepayment of $60.0 million on 18 July 2007. The remaining $30.0 million was repaid on 14 January 2008.

Liquidity and cashflow

Cash flows from operating activities primarily consist of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash outflow from operating activities after income tax paid for 2007 was $233.3 million (2006: $585.0 million net cash outflow). The operating cash outflow reflects claims, commutation payments and expenses.

The net decrease in cash was $8.9 million (increase for 2006 of $42.4 million). This is after net cash received from investing activities of $411.6 million (2006: net cash received of $649.3 million) and net cash used in financing activities of $187.3 million (2006: net cash used of $21.9 million). As a result, after taking account of exchange movements of $6.0 million (2006: $2.4 million), the Group's cash and cash equivalents at 31 December 2007 were $154.3 million (31 December 2006: $157.2million).

Intra-Group arrangements

The Group manages a number of different intra-Group arrangements designed to ensure that each local balance sheet retains risk commensurate with its capital base. The principal means of achieving this is by arranging capacity through internal quota share reinsurances ('quota shares') primarily with Alea Bermuda. For 2002 to 2006 underwriting years, the Group has put in place a 70% quota share to Alea Bermuda of Alea North America's insurance and reinsurance business. For 2001 to 2005 underwriting years there was a 35% quota share arrangement from Alea London to Alea Europe in place which was commuted in the third quarter of 2006. There is a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda. Given the change in circumstances, the Group is evaluating options to simplify its capital structure and balance sheet and is therefore considering commutations of the remaining quota shares. Such transactions would be subject to regulatory approval in each jurisdiction affected.

Key risks to which the Group is exposed

As a result of its activities the Group is subject to different types of risk. These include insurance risk (which incorporates underwriting and reserving risk), investment risk, credit risk and financial risk (incorporating interest rate risk, asset price risk, currency risk and liquidity risk). Further details of each of these types of risk and the procedures that the Group has in place to mitigate them can be found in note 4 of the Annual Financial Report.

Credit ratings

In the first half of 2006, Alea Group requested the withdrawal of all Group and member company ratings following ratings downgrades by both Standard and Poor's and A.M. Best.

Important events that have occurred since the end of the financial year

Alea London Limited commuted a large excess of loss reinsurance contract on 11 January 2008, effective 31 December 2007. Further detail can be found in note 40 of the Annual Financial Report.

The Group prepaid its outstanding bank loans on 14 January 2008. Further detail can be found in note 26 of the Annual Financial Report.

Branches

The Company's subsidiaries, Alea London Limited and Alea Europe Ltd. have licensed branches in Australia and Canada, respectively. A full listing of the Company's subsidiaries is set out in note 41 of the Annual Financial Report.

Financial calendar 2008

The Group expects to release its interim results for the six months ended 30 June 2008 on 27 August 2008.*

**provisional date*

Kirk Lusk
Group Chief Financial Officer
5 March 2008

DIRECTORS' REPORT

Directors that served during the year are as follows:

Robert I Kauffman (Current Chairman)[1]
Mark B Cloutier (Group Chief Executive Officer)[2]
Kirk H Lusk (Group Chief Financial Officer)[3]
Randal A Nardone[4]
Gregory M Share[5]
John Reeve (Former Chairman) [6]
Timothy C Faries[7]
James R Fisher[8]
Todd A Fisher[9]
Perry Golkin[10]
R Glenn Hilliard[11]
Scott C Nuttall[12]

Notes

1. Appointed as Non-Executive Chairman of the Board effective 5 July 2007.
2. Appointed as an Executive Director effective 1 September 2006. Last re-elected 26 June 2007.
3. Appointed as an Executive Director effective 1 September 2006. Last re-elected 26 June 2007.

4. Appointed as a Non-Executive Director effective 5 July 2007.
5. Appointed as a Non-Executive Director effective 5 July 2007.
6. Appointed as independent Non-Executive Chairman of the Board effective 19 November 2003. Last re-elected 26 June 2007. Resigned effective 5 July 2007.
7. Appointed as an independent Non-Executive Director effective 7 December 2001. Last re-elected 26 June 2007. Resigned effective 5 July 2007.
8. Appointed as a Non-Executive Director effective 19 November 2003. Resigned effective 5 July 2007.
9. Appointed as a Non-Executive Director effective 19 November 2003. Resigned effective 5 July 2007.
10. Appointed as a Non-Executive Director effective 19 November 2003. Resigned effective 5 July 2007
11. Appointed as senior independent Non-Executive Director effective 19 November 2003. Last re-elected 29 June 2006. Resigned effective 5 July 2007.
12. Appointed as a Non-Executive Director effective 19 November 2003. Resigned effective 5 July 2007.

Re-election of Directors

The Company is proposing the reappointment of Kirk H Lusk as Director, who is retiring by rotation in accordance with the Company's Bye-laws. Mr Lusk is an Executive Director and Group Chief Financial Officer and Group Chief Operating Officer.

The Company is also proposing the reappointment of Robert Kauffman, Randal Nardone and Gregory Share as Directors, each of whom is retiring at the first Annual General Meeting following their appointments in accordance with the Company's Bye-laws. Mr Kauffman is the Non- Executive Chairman of the Board. Messrs Nardone and Share are Non-Executive Directors. Each of their Director's appointment letters is renewable on 19 June 2011 for an additional three year term, subject to the provisions of the Company's Bye-laws.

Purchase of own shares

Under contractual arrangements between the Company and certain Group employees, the Company has the right to repurchase shares in the Company held by such an employee at the end of their employment. No share purchases pursuant to these arrangements were made in 2007.

The Company is not required to obtain shareholder approval to authorise purchases of its own shares under Bermudan law.

Auditors

Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

Approved by the Board of Directors and signed on behalf of the Board.

George P Judd
Group Secretary
5 March 2008

STATEMENT OF THE DIRECTORS' RESPONSIBILITIES

The Directors (whose names and functions are set out on page 15) are responsible for preparing the Annual Financial Report including the financial statements. The Bermudan Companies Act 1981 permits the Company and its subsidiaries (together, the 'Group'), to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated

statement of recognised income and expense and the related notes 1 to 41 in accordance with International Financial Reporting Standards ('IFRS').

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effect of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements.' In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are required to:

- properly select and apply accounting policies, including whether to prepare financial statements on a going concern basis;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Group's website. Legislation in the United Kingdom and Bermuda governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors confirm that, to the best of their knowledge:

- the financial statements have been prepared in accordance with International Financial Reporting Standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and its subsidiaries taken as a whole; and
- the Management Report includes a fair review of the development and performance of the business and position of the Company and its subsidiaries, taken as a whole, together with a description of the principal risks and uncertainties they face.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF ALEA GROUP HOLDINGS (BERMUDA) LTD

We have audited the group financial statements (the "financial statements") of Alea Group Holdings (Bermuda) Ltd for the year ended 31 December 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 41. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 90 of the Bermuda Companies Act 1981. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditors' Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the

company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Financial Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the financial statements have been properly prepared in accordance with the Bermuda Companies Act 1981. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if the company has not kept proper accounting records and if we have not received all the information and explanations we require for our audit.

We read the other information contained in the Annual Financial Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Management Report, the Board of Directors' biographies, the Directors' Report and the Statement of the Directors' Responsibilities. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the Annual Financial Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2007 and of its loss for the year then ended;
- the financial statements have been properly prepared in accordance with the Bermuda Companies Act 1981; and
- the information given in the Directors' Report is consistent with the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
5 March 2008

ALEA GROUP ANNUAL FINANCIAL REPORT 2007
Year ended 31 December 2007

Consolidated income statement

	Notes	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Gross premiums written	7	12,683	(74,919)
Revenue			
Premium revenue		17,666	303,338
Premium received from/(ceded to) reinsurers		4,693	(87,422)
Net insurance premium revenue	7	22,359	215,916
Fee income	7	1,949	3,143
Investment income	8	73,089	94,821
Net realised losses on financial assets	9	(1,310)	(2,500)
Net realised gains on sale of subsidiary	10	-	4,336
Net realised losses on sale of renewal rights	5	(1,723)	(5,020)
Total revenue	7	94,364	310,696
Expenses			
Insurance claims and loss adjustment expenses		44,740	173,408
Insurance claims and loss adjustment expenses paid to/(recovered from) reinsurers		34,416	(16,716)
Net insurance claims	7, 11	79,156	156,692
Acquisition costs	7	10,279	69,292
Other operating expenses	12,13	59,742	66,555
Restructuring costs	6	1,571	1,087
Total expenses		150,748	293,626
Results of operating activities	7	(56,384)	17,070
Finance costs	14,15	(21,696)	(24,407)
Loss before income tax	7	(78,080)	(7,337)
Income tax (expense)/credit	16	(100)	6,502
Loss for the year		(78,180)	(835)

Earnings per share for losses attributable to the equity shareholders of the Company during the period:

Earnings per share on operating activities

Basic ($)	17	(0.45)	(0.00)
Diluted ($)	17	(0.45)	(0.00)

Consolidated balance sheet

	Notes	As at 31 December 2007 $'000	As at 31 December 2006 $'000
ASSETS			
Property, plant and equipment	18	4,487	6,393
Intangible assets	19	8,479	8,479
Deferred acquisition costs	20	2,323	3,506
Financial assets			
Equity securities			
- available for sale	21	165	193
Debt securities			
- available for sale	21	1,365,040	1,664,341
Loans and receivables including insurance receivables	22	273,707	440,961
Deferred tax assets	23	1,034	1,154
Reinsurance contracts	25	546,801	863,475
Cash and cash equivalents	24	154,253	157,220
Total assets		2,356,289	3,145,732
LIABILITIES			
Insurance contracts	25	1,549,891	1,941,514
Borrowings	26	147,785	317,267
Provisions	27	2,837	5,241
Other liabilities and charges	28	33,235	40,954
Trade and other payables	29	191,741	355,606
Current income tax liabilities		2,761	1,009
Total liabilities		1,928,250	2,661,591
Net assets		428,039	484,141
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	31, 30	1,738	1,738
Other reserves	30	709,455	687,377
Retained loss	30	(283,154)	(204,974)
Total equity		428,039	484,141

Approved by the Board of Directors on 5 March 2008 and signed on its behalf by:

Kirk Lusk
Group Chief Financial Officer

Consolidated cash flow statement

	Notes	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Cash used in operations	34	**(240,764)**	(586,999)
Income tax recovered		**7,505**	1,949
Net cash used in operating activities		**(233,259)**	(585,050)
Cash flows generated from/(used in) investing activities			
Purchase of property, plant and equipment		**(647)**	(735)
Proceeds on sale of property, plant and equipment		**63**	424
Cash payments to acquire equity and debt securities		**(5,575,634)**	(3,820,920)
Cash receipts from sales of equity and debt securities		**5,920,523**	4,356,828
Net amounts outstanding for securities		**11,935**	(6,448)
Cash receipts from sale of subsidiary		**-**	34,726
Cash receipts from interest and dividends		**55,380**	85,429
Net cash generated from investing activities		**411,620**	649,304
Cash flows used in financing activities			
Repayments of borrowings		**(170,000)**	-
Interest paid on borrowings		**(17,289)**	(21,888)
Net cash used in financing activities		**(187,289)**	(21,888)
Net (decrease)/ increase in cash and cash equivalents		**(8,928)**	42,366
Cash and cash equivalents at beginning of year		**157,220**	116,962
Cash of a subsidiary sold		**-**	(4,477)
Exchange gains on cash and bank overdrafts		**5,961**	2,369
Cash and cash equivalents at end of year		**154,253**	157,220

Consolidated statement of recognised income and expense

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Gain/(loss) on revaluation of available-for-sale investments	**10,999**	(11,939)
Exchange differences on translation of foreign operations	**8,620**	5,481
Tax on items taken directly into equity	**(1,030)**	-
Net loss recognised directly in equity	**18,589**	(6,458)
Transfers		
Transfers to profit and loss on sale of available-for-sale investments	**3,343**	913
Tax on items transferred from equity	**-**	-
Total transfers net of tax	**3,343**	913
Loss for the year	**(78,180)**	(835)
Total recognised income and expense for the year	**(56,248)**	(6,380)

The total recognised income and expense are attributable to the Company's equity holders.

Notes to the financial statements

1 General information

Alea Group Holdings (Bermuda) Ltd (the "Company") and its subsidiaries (together the "Group") were engaged in the business of underwriting insurance and reinsurance risks. The Group operates through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services. In 2005 the Group ceased to write new business and placed all operations into run-off. Although the Group has disposed of the renewal rights for Alea Alternative Risk, Alea London and Alea Europe and placed all operations into run-off, the Group will continue to service claims relating to business written during 2005 and prior for the foreseeable future. As such, it is considered appropriate to recognise all amounts as relating to continuing operations.

The Company is registered in Bermuda and is listed on the London Stock Exchange. As such it is required to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company and the Group to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 41 in accordance with International Financial Reporting Standards ("IFRS"). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Basis of preparation

The financial statements, as required by the Listing Rules of the United Kingdom's Financial Services Authority

("FSA"), have been prepared on the basis of IFRS recognition and measurement principles which are applicable at the 2007 year end.

The consolidated financial statements are presented in thousands of US dollars, rounded to the nearest thousand. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments which have been classified as available for sale.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in making estimates and assumptions that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgement about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the periods in which the estimates are revised if the revisions affect only those periods or in the periods of the revision and future periods if applicable.

Judgements made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustments in following years are discussed below.

As IFRS are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 'Insurance Contracts' pending completion of the second phase of the IASB's project on insurance contracts, accounting policies for insurance contracts have been selected with primary consideration to existing UK GAAP as permitted by IFRS 4. The annual basis of accounting has been applied to all classes of business.

These consolidated financial statements have been prepared in accordance with the accounting policies in force for the year ended 31 December 2007. A summary of the principal accounting policies is provided in note 3.

3 Accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

The accounting policies have been applied consistently by all Group entities.

Basis of consolidation
These financial statements consolidate all the enterprises in which Alea Group Holdings (Bermuda) Ltd owns or controls, directly or indirectly, the majority of the voting shares. There are no other enterprises over which the Group has the ability to exercise control.

Intra-group transactions, balances, and gains and losses are eliminated except to the extent that the transaction provides evidence of an impairment of the asset transferred.

The results of subsidiaries liquidated or disposed of during the year are included in the consolidated income statement up to the effective date of liquidation or disposal, as appropriate.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic

environments.

Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in thousands of US dollars, which is the Group's presentation currency.

b) Group companies

The functional currencies for Group entities are usually the currencies of the primary economic environment in which the entity operates.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at transactional or average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

c) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

To safeguard against fluctuations in exchange rates, Group entities seek to match assets and liabilities in currency. However, currency gains/losses which do arise from transactions in a currency other than a functional currency are reported in the income statement within other income or other expenses, as applicable.

The foreign currency rates used for significant foreign currencies are as follows:

	31 December 2007 Average	31 December 2007 Closing	31 December 2006 Average	31 December 2006 Closing
British pound	**0.5001**	**0.5038**	0.5437	0.5087
Euro	**0.7295**	**0.6854**	0.7964	0.7591

Swiss franc	**1.1972**	**1.1326**	1.2544	1.2201

Insurance contracts
The Group enters into contracts that transfer insurance risk or financial risk or both.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Those contracts that do not transfer significant insurance risk are accounted for by recognising an asset or liability based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Future cash flows are estimated to calculate the effective yield, and revenues and expenses are recorded as other income or expense.

Premium revenue
For all insurance contracts, premiums are recognised as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are shown before deduction of commission and are exclusive of taxes and duties levied thereon.

Premiums comprise total premiums earned under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums earned in respect of business written in previous financial years. Premiums also include estimates of pipeline premiums earned on business written but not yet notified to the Group.

In respect of both risks accepted and risks ceded by the Group, premiums and claims relating to reinsurance arrangements which do not involve significant transfer of insurance risk are not recognised in the income statement but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Reinsurance
The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognised as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected. Reinsurance contracts that do not meet the definition of an insurance contract are accounted for as financial assets. The portion of premium ceded to reinsurers on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium asset.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counter parties belonging to the same insurance groups.

Renewal rights transactions
Renewal rights transactions represent books of insurance and reinsurance business sold to third parties. The Directors use fair value accounting for renewal rights transactions. Valuations and revaluations of such transactions are recognised in the income statement as net realised gains or losses on sale of renewal rights.

In determining the fair value for the business sold, the Directors value the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts. In determining the fair market value of renewal rights sold, the Directors consider the prior production and growth of the businesses sold, external projections and the most recent assessment of the businesses sold. The Directors also make certain assumptions about levels of program transfer and renewal probabilities of future premiums.

As the ultimate consideration receivable is dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts, it is necessary for the Directors to review and re-evaluate the fair value of the consideration receivable based on the likely volumes of renewal business that will be written. Consequently, adjustments to the consideration receivable recognised in the income statement will be made at each balance sheet date where required.

Deferred acquisition costs ("DAC")

Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortised over the period of contract, consistent with the earning of premium. These are shown as a capitalised asset in the balance sheet.

Insurance claims and loss adjustment expenses

Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal and external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years. Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are determined on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Group discounts certain categories of claims provisions, such as certain casualty and auto liability claims, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years in accordance with the statutory regulations of the European Union. The discount rate used is 4.0% (2006: 4.5%).

Liability adequacy test ("LAT")

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision). Any DAC written off as a result of this test cannot subsequently be reinstated.

Investment income

Investment income includes dividends and interest. Dividends are accrued on an ex-dividend basis that is when the right to receive payment is established. Interest and rental income are recognised on an accruals basis. Interest income in respect of the Group's available for sale investments is recognised using the effective interest

method.

Fee income
Fee income represents income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers. Such income is recognised over the term of the contract.

Employee Benefits

a) Share-based payments

The cost of awards to employees that take the form of shares or rights to shares is charged to the income statement as personnel costs on a straight line basis over the period to which the employee's performance relates and a corresponding amount is reflected in share-based payment reserve in shareholders' equity. The charge is calculated as being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

b) Pension costs

The Group only operates defined contribution pension arrangements. Contributions are charged to the income statement as employee benefit expense as they become payable in accordance with the rules of each scheme. The Group has no further payment obligations once the contributions have been paid. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Property, plant and equipment
Property, plant and equipment comprise items of equipment only. Equipment is stated at cost less accumulated depreciation and impairment losses when appropriate. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives vary between three and five years for fixtures and equipment.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The residual values and useful lives of the assets are reviewed at each balance sheet date and adjusted if appropriate.

Intangible assets
Intangible assets represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. The licences are tested for impairment at each balance sheet date.

Investments – Financial Instruments
The Group recognises a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. On initial recognition the Group determines the category of financial

instrument and values it accordingly. The classification depends on the purpose for which the investments are acquired.

a) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets, typically equities or bonds. On initial recognition, the fair value is the cost including transaction costs directly attributable to the acquisition. On subsequent remeasurement the fair value excludes transaction costs on disposal and represents the listed bid price. Fair value movements are recognised in equity.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

Trade receivables do not carry any interest rate and are measured at the fair value which is their nominal value less appropriate allowances for estimated irrecoverable amounts. On the initial recognition of loans the carrying value is determined as the proceeds of the loans less the costs of the transaction which are amortised over the length of the loan period in accordance with the effective interest method.

The Group has not designated any investments to be held to maturity or to be valued at fair value through profit and loss.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Purchases and sales of securities and currencies are recognised on trade date - the date on which the Group commits to purchase or sell the asset.

Before evaluating whether, and to what extent, de-recognition of a financial asset or liability is appropriate, the Group determines whether de-recognition should be applied to only part of the financial asset / liability or group of financial assets / liabilities. The Group only derecognises a financial asset or liability when the contractual rights and obligations to the cash flows expire or the financial asset / liabilities are transferred and the Group has also transferred substantially all risks and rewards of ownership.

Gains and losses on derecognition are recognised through the income statement. Changes in fair value of available for sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the income statement, are directly recorded in equity until such time that the financial asset is derecognised.

In the Company's accounts, investments in Group subsidiaries are stated at net asset value (equity method) with any movement taken to the Company's revaluation reserve.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Impairment of assets
The Group reviews the carrying amounts of its tangible and intangible assets at each balance sheet date to determine whether there is any indication of impairment. If any indication exists, the asset's recoverable amount is

estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation
Income tax expense represents the sum of the tax payable in the year and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on all temporary differences, which are based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are recognised to the extent that it is regarded as probable that they will be utilised against sufficient future taxable income. Deferred income tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised.

The deferred tax that results from unrealised gains and losses on securities classified as available for sale is recognised in shareholders' equity along with those unrealised gains and losses.

Current tax payable by any Group company on distribution to the holding company of the undistributed profits of any subsidiaries is recognised as deferred tax unless the timing of the distribution of those profits is controlled by the holding company and the temporary difference is not expected to reverse in the foreseeable future.

In accordance with IAS 12 'Income Taxes', deferred taxation is provided on temporary differences arising from the revaluation of fixed assets even where there is no commitment to sell the asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

a) Restructuring costs and legal claims

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class

of obligations may be small.

b) Levies

The Group is subject to various insurance-related assessments or guarantee fund levies. Related provisions are provided for where there is a present obligation (legal or constructive) as a result of a past event.

Share capital
Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition.

Accounting developments
The International Accounting Standards Board (IASB) issued IFRS 8 'Operating Segments' on 30 November 2006 effective for annual periods beginning on or after 1 January 2009. IFRS 8 replaces IAS 14 'Segment Reporting' and requires the disclosure of financial information about the Group based upon the information used internally to evaluate the performance of the operating segments and the allocation of resources to those segments. The directors consider this will not result in significant changes to the current disclosure under IAS 14 'Segment Reporting'. The Group has not early adopted IFRS 8.

The Group has adopted IFRS 7, 'Financial Instruments: Disclosures' and a complementary amendment to IAS 1, 'Presentation of Financial Statements - Capital Disclosures'. This results in additional disclosures of the Group's risk management policies and the extent to which the Group is exposed to risk.

4 Analysis of risk

Risk management framework
As a global run-off insurance and reinsurance operation, the Group is exposed to various types of risk.

The Board of Directors retains overall responsibility for the risk management framework that has been established to mitigate the Group's exposure to risk and assesses the effectiveness of the controls established to identify, monitor and mitigate the risks faced by the Group.

The risks that the Group faces include, but are not limited to:

Insurance risk – risk associated with the uncertainty over the likelihood of an insured event occurring, the quantum of the claim, or the time when claims payments will fall due.

Investment and credit risk – risk associated with the Group's reinsurance arrangements, investment portfolio, and other counter party credit risk.

Financial risk – risk associated with possible future change in one or more of a specified interest rate, financial instrument price, foreign exchange rate or other variable. Also included within financial risk is liquidity risk, the risk that obligations cannot be met as they become due as a consequence of being unable to readily realise assets to meet these obligations.

Insurance risk

Underwriting risk
When it was underwriting insurance business, the Group managed the transfer of insurance risk from its cedants in a number of ways. Underwriting guidelines governed the products it was willing to sell and the geographical location in which the risk was located. Before risk was accepted, its impact upon the overall risk profile of the insurance portfolio was assessed. Underwriting controls included the establishment of limits on underwriting authority and the monitoring of exposure by industry, geographical region and class of business.

The Group used a variety of reserving and modelling methods to determine the levels of insurance risk accepted. The modelling techniques employed helped the Group to monitor, estimate and control its exposure to natural and man-made catastrophes. Diversification was sought through the range of products sold and geographical locations in which business was written.

The Group Underwriting Committee monitored emerging issues that affected its exposure to insurance risk such as new areas of liability and the impact of major losses.

Sources of uncertainty in the estimation of future claim payments
The Group takes steps to ensure that it has appropriate information regarding its claims exposures. However, given the uncertainty in establishing claims provisions, it is likely that the final outcome will prove to be different from the original liability established.

In estimating the liability for the cost of reported claims not yet paid, the Group considers any information available from loss adjusters and information on the cost of settling claims with similar characteristics in previous periods. Large claims are assessed on a case-by-case basis or projected separately in order to allow for the possible distorting effect of their development and incidence on the rest of the portfolio.

The estimation of claims incurred but not reported ("IBNR") is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the Group, where information about the claim event is available. An assessment of the liability for future claims is affected not only by the risks inherent in the perils insured but also by changes that may occur in the legal and judicial environment before claims are settled, all of which affect the quantum of the claim. Additionally, the practical limits to information flows from insured parties hampers the estimation of the claim amounts.

For casualty risks, for example, claims may not be apparent to the insured until many years have passed after the event that gave rise to the claims. The Group's casualty business was typically written on an occurrence basis, meaning that the Group is liable for all insured events that occurred during the term of contract, even if the loss is discovered after the end of the contract term. Liability claims are therefore notified and settled over a long period of time. As a result, for casualty business, a large element of the claims provision relates to IBNR and will typically display greater variations between initial estimates and final outcomes because of the greater degree of difficulty of estimating these liabilities.

For property business, the greatest uncertainty arises from catastrophe events, where a single event affects a large number of contracts. In such cases the Group estimates the IBNR using an exposure methodology, assessing each programme written by the Group to determine the expected claims in respect of that event.

For property business other than catastrophe, and for casualty business, the IBNR is typically based on a combination of loss-ratio-based estimates and claims-experience-based estimates, with greater weight given to actual claims experience as time passes. The initial loss-ratio estimate is an important assumption in the estimation technique and is based on a number of factors including previous years' experience, premium rate changes, market experience and historical claims inflation.

The projections given by the various methodologies also assist in estimating the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each underwriting year.

The amount of casualty claims is particularly sensitive to the level of court awards and to the development of legal precedent on matters of contract and tort. Casualty contracts are also subject to the emergence of new types of

latent claims, but no allowance is included for this at the balance sheet date.

The following table presents the Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2007 by class of business.

$'million	General liability	Motor	Workers' comp.	Professional	Property	MAT[1]	Total
1999 and prior	90.9	43.9	38.5	0.5	75.8	3.1	252.7
2000	25.9	10.6	6.7	13.9	21.2	10.7	89.0
2001	25.1	8.3	2.8	9.8	11.0	16.7	73.7
2002	28.3	7.1	5.6	19.4	4.1	5.8	70.3
2003	30.3	23.5	1.3	23.6	5.3	3.4	87.4
2004	33.0	32.9	4.3	24.7	3.4	6.6	104.9
2005	14.6	49.2	12.0	24.3	34.6	2.9	137.6
Reinsurance reserves	**248.1**	**175.5**	**71.2**	**116.2**	**155.4**	**49.2**	**815.6**
Insurance reserves	**221.7**	**63.7**	**100.2**	**26.4**	**9.0**	**-**	**421.0**
Total non-life reserves	**469.8**	**239.2**	**171.4**	**142.6**	**164.4**	**49.2**	**1,236.6**
Life structured settlements							**277.1**
Life reinsurance							**91.9**
Provision for claims outstanding, reported and not reported							**1,605.6**

[1] Marine, Aviation and Transport

The following table analyses Alea's gross claims outstanding between incurred but not reported ('IBNR') and case reserves at 31 December 2007. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	**Total**
Case reserves	48%
IBNR	52%
Total	**100%**

Prior year reserve development

The Group's expected loss development is determined by the Group's internal actuaries based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development. Generally, as an underwriting year matures, the level of newly reported claims decreases.

During the twelve months ended 31 December 2007 the Group experienced adverse development in the reserves, net of reinsurance excluding the impact of commutations and discount of $29.9 million (31 December 2006: adverse reserve development, net of reinsurance excluding the impact of commutations and discount of $37.6 million).

Net reserve development is determined by netting adverse and positive reserve development. 129.2% of the negative 2007 reserve development relates to the Group's reinsurance portfolio (2006: 82%). Reinsurance operations by their nature add further complications to the reserving process, particularly to casualty business, where there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgement is required to establish reserves for ultimate losses in

reinsurance operations.

The following table presents the development of the Group's claims outstanding and claims handling expense reserves net of reinsurance and before discount for the twelve months ended 31 December 2007 for each of the underwriting years indicated. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date

Increase/(decrease) in claims outstanding net of reinsurance	**Year ended 31 December 2007**	
$'million	**Pre-discount**	**Post discount**
Underwriting years 1999 and prior	0.6	7.3
Underwriting year 2000	2.5	6.0
Underwriting year 2001	6.3	10.3
Underwriting year 2002	10.1	12.3
Underwriting year 2003	12.5	7.1
Underwriting year 2004	(13.7)	(13.7)
Underwriting year 2005	4.8	4.8
Total	**23.1**	34.1

Historical ultimate loss ratios ('ULR')

The ULR is an actuarial estimate of total claims to the point of final settlement as a percentage of gross ultimate premiums. It excludes expenses. The table below shows the ULR as of 31 December 2007 for proportional and non-proportional US casualty reinsurance, gross of reinsurance and prior to discounting. The Group's US casualty reinsurance ULR shown in the table below is the aggregate ULR for Alea North America, Alea London and Alea Bermuda. The table also shows the aggregate ULR for Alea Europe.

Underwriting year	**US casualty proportional** %	**US casualty non-proportional** %	**Europe** %
1995	-	56.0	65.8
1996	101.0	-	74.6
1997	-	-	91.4
1998	19.4	76.4	107.5
1999	156.5	121.2	137.3
2000	125.0	172.9	96.3
2001	86.4	122.9	78.4
2002	73.5	100.2	71.5
2003	65.8	62.0	49.6
2004	62.1	53.2	50.2
2005	70.9	76.7	71.8

Note 25 to the financial statements presents the development of the estimate of ultimate claim cost for policies underwritten in a given year. This gives an indication of the accuracy of the Group's estimation technique for ultimate claims payments.

If the gross claims reserve carried in the balance sheet moved by 1% the impact on the income statement and equity would be a change of $16.1 million (31 December 2006: $19.6 million) on an undiscounted and pre-tax basis.

Investment and credit risk

Investment risk

The Group's investment strategy is based on a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability.

The Group uses external investment managers to invest its assets. The Group's Investment Committee establishes investment policies and creates guidelines for external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities.

The Group's invested assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the US and Europe and is sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. Based on invested assets at external managers of $1,317.2 million as at 31 December 2007, a 100 basis point increase/decrease in interest rates across the yield curve would result in an approximate $19.3 million unrealised loss/profit respectively (2006: on invested assets at external managers of $1,732.7 million a 100 basis point increase/decrease in interest rates across the yield curve would result in an approximate $29.6 million unrealised loss/profit respectively). The entire impact of $19.3 million would be reflected in equity since all investments are available for sale.

The assets managed by third-party fund managers show the asset mix below. The remaining invested assets of $202.3 million (2006: $89 million) include predominantly mutual funds invested in fixed income securities.

Asset class	31 December 2007 in %	31 December 2006 in %
US government	**20**	21
US mortgage	**15**	16
EU and Switzerland government and corporate	**15**	14
US corporate	**10**	11
US municipalities	**1**	1
Asset backed securities	**2**	4
Canadian government and provinces	**2**	2
Cash and cash equivalents	**35**	31
	100	100

Financial and insurance liabilities risk
The Group is also exposed to interest rate risk on its insurance reserves and floating rate borrowings.

Where appropriate, reserves are discounted in accordance with existing UK GAAP as permitted by IFRS 4. Discount rates are based on the expected future cash flow derived from assets established for the payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business. The unwind of the discount is sensitive to the claims payment pattern.

The Group discount rate used is based on the relevant average investment return of the last five years. A reduction of 0.1% would reduce the net discount in the balance sheet by approximately $1.6 million (2006: $2.1 million) and would negatively impact income statement and equity by the same amount.

The Group has $120 million of trust preferred securities in issue. These securities provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points.

The Group had $30.0 million outstanding under its loan facility which was due for repayment on 18 July 2009. This loan carried an interest margin of 200 basis points over LIBOR and was repaid on 14 January 2008.

Credit risk
When the Group was underwriting, it purchased reinsurance to manage its catastrophe exposure and mitigate insurance risk. However, the ceding of insurance risk exposes the Group to credit risk from its reinsurers and retrocessionaires.

The Group selected its reinsurers and retrocessionaires based on price and credit quality and continues to monitor them closely over time. It also sought to diversify its business among reinsurers and retrocessionaires and required collateral where deemed prudent to do so. Thus, the use of maximum limits for credit exposure to any one counter party was an effective method for mitigating credit risk.

The Group required that at the time of purchase all reinsurers and retrocessionaires had a minimum credit rating of A-, unless high quality collateral is provided.

Additionally, the Group is subject to credit risk in respect of third party companies in which the Group holds debt securities issued by those companies. As a consequence of the established investment policies and in order to mitigate investment risk, apart from $3.3 million rated BBB, all of the Group's fixed income portfolio was rated A or better and 85.3% (31 December 2006: 93.7%) was rated AA or better. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2007 or 2006. The following table illustrates the split of total debt securities by rating of investee.

Credit Rating of investee	Debt security investment as at 31 December 2007 in %	Debt security investment as at 31 December 2006 in %
AAA / US Government or equivalent	**74.8**	82.1
AA	**10.5**	11.6
A	**14.4**	6.3
BBB or lower	**0.3**	-
Total	**100.0**	100.0

At 31 December 2007, the Group's largest aggregate exposure to any single issuer other than with respect to the United States, Canadian and European government and agency securities was $23.4 million (31 December 2006: $27.2 million) in respect of General Electric Corporation and various subsidiary companies.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from one to three years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target. The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities.

At 31 December 2007, the Group's investment portfolio had an effective duration of 1.5 years (31 December 2006: 1.7 years). The Group has shortened duration targets on its investment portfolios to ensure that sufficient liquidity will be available to execute the commutation strategy and to reflect the greater uncertainty now inherent in the duration of its liabilities with this commutation strategy.

Analysis by credit rating of all financial assets (impaired, past due, neither past due nor impaired):

As at 31 December 2007	AAA $'000	AA $'000	A $'000	BBB and below $'000	Collateralised $'000	Equities $'000	Not rated $'000	Non financial asset $'000	Tota $'00(
Property, plant and equipment	-	-	-	-	-	-	-	4,487	4,4ε
Intangible assets	-	-	-	-	-	-	-	8,479	8,47
Deferred acquisition costs	-	-	-	-	-	-	-	2,323	2,3:
Financial assets - available for sale securities	1,021,401	143,186	197,107	3,346	-	165	-	-	1,365,2(

Loans and receivables including insurance receivables	36,134	45,477	72,805	5,176	12,396	-	101,710	9	273,7
Deferred tax assets	-	-	-	-	-	-	-	1,034	1,0
Reinsurance contracts	22,886	315,401	83,906	1,980	62,164	-	60,464	-	546,8
Cash and cash equivalents	51,711	78,781	23,611	88	-	-	62	-	154,2
Total assets	1,132,132	582,845	377,429	10,590	74,560	165	162,236	16,332	2,356,2

As at 31 December 2006

	AAA	AA	A	BBB and below	Collater-alised	Equities	Not rated	Non financial asset	Tot
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'00
Property, plant and equipment	-	-	-	-	-	-	-	6,398	6,39
Intangible assets	-	-	-	-	-	-	-	8,479	8,47
Deferred acquisition costs	-	-	-	-	-	-	-	3,506	3,50
Financial assets - available for sale securities	1,364,728	188,540	110,707	-	-	198	366	-	1,664,53
Loans and receivables including insurance receivables	40,310	24,504	135,981	11,909	6,903	-	221,072	282	440,96
Deferred tax assets	-	-	-	-	-	-	-	1,154	1,15
Reinsurance contracts	40,202	306,648	121,273	2,506	356,814	-	36,032	-	863,47
Cash and cash equivalents	42,160	111,130	1,973	498	-	-	1,459	-	157,22
Total assets	1,487,400	630,822	369,934	14,913	363,717	198	258,929	19,819	3,145,73

Analysis by credit rating of assets that were neither past due nor impaired at the balance sheet date:

As at 31 December 2007

	AAA	AA	A	BBB and below	Collater-alised	Equities	Not rated	Non financial asset	Tot
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'00
Property, plant and equipment	-	-	-	-	-	-	-	4,487	4,4
Intangible assets	-	-	-	-	-	-	-	8,479	8,4
Deferred acquisition costs	-	-	-	-	-	-	-	2,323	2,3
Financial assets - available for sale securities	1,021,401	143,186	197,107	3,346	-	165	-	-	1,365,2
Loans and receivables including insurance receivables	31,606	44,914	69,730	4,562	12,397	-	71,474	9	234,6
Deferred tax assets	-	-	-	-	-	-	-	1,034	1,0
Reinsurance contracts	22,886	315,403	83,907	1,468	62,165	-	53,254	-	539,0
Cash and cash equivalents	51,711	78,781	23,611	88	-	-	62	-	154,2
Total assets	1,127,604	582,284	374,355	9,464	74,562	165	124,790	16,332	2,309,5

As at 31 December 2006

	AAA	AA	A	BBB and below	Collater-alised	Equities	Not rated	Non financial asset	Tot
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'00
Property, plant and equipment	-	-	-	-	-	-	-	6,398	6,39
Intangible assets	-	-	-	-	-	-	-	8,479	8,47
Deferred acquisition costs	-	-	-	-	-	-	-	3,506	3,50

Financial assets - available for sale securities	1,364,728	188,540	110,706	-	-	198	367	-	1,664,53
Loans and receivables including insurance receivables	40,242	23,782	120,242	10,654	6,903	-	196,639	282	398,74
Deferred tax assets	-	-	-	-	-	-	-	1,154	1,15
Reinsurance contracts	40,202	306,648	121,273	2,506	356,814	-	25,168	-	852,61
Cash and cash equivalents	42,160	111,130	1,973	497	-	-	1,460	-	157,22
Total assets	1,487,332	630,100	354,194	13,657	363,717	198	223,634	19,819	3,092,65

Analysis of impaired and past due assets

In performing its assessment of which assets should be impaired, the Group considers reinsurer ratings, the existence of notified disputes and historical collection experience.

The following table presents financial assets that were impaired, or past due but not impaired at the end of the year.

As at 31 December 2007

	0-3 months past due	4-6 months past due	7-9 months past due	10-12 months past due	More than 12 months past due	Impaired	Total	Neither past due nor impaired	Total assets
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	-	-	-	-	-	-	-	4,487	4,487
Intangible assets	-	-	-	-	-	-	-	8,479	8,479
Deferred acquisition costs	-	-	-	-	-	-	-	2,323	2,323
Financial assets - available for sale securities	-	-	-	-	-	-	-	1,365,205	1,365,205
Loans and receivables including insurance receivables	2,000	2,016	-	836	22,226	11,937	39,015	234,692	273,707
Deferred tax assets	-	-	-	-	-	-	-	1,034	1,034
Reinsurance contracts	-	-	-	-	-	7,718	7,718	539,083	546,801
Cash and cash equivalents	-	-	-	-	-	-	-	154,253	154,253
Total assets	2,000	2,016	-	836	22,226	19,655	46,733	2,309,556	2,356,289

As at 31 December 2006

	0-3 months past due	4-6 months past due	7-9 months past due	10-12 months past due	More than 12 months past due	Impaired	Total	Neither past due nor impaired	Total assets
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	-	-	-	-	-	-	-	6,398	6 398
Intangible assets	-	-	-	-	-	-	-	8,479	8 479
Deferred acquisition costs	-	-	-	-	-	-	-	3,506	3 506
Financial assets - available for sale securities	-	-	-	-	-	-	-	1,664,539	1,664,539
Loans and receivables including insurance receivables	4,197	389	79	15,480	7,890	14,182	42,217	398,744	440,961
Deferred tax assets	-	-	-	-	-	-	-	1,154	1,154
Reinsurance contracts	-	-	-	-	1,400	9,464	10,864	852,611	863,475
Cash and cash equivalents	-	-	-	-	-	-	-	157,220	157,220
Total assets	4,197	389	79	15,480	9,290	23,646	53,081	3,092,651	3,145,732

As at 31 December 2007 $35.3 million of assets were subject to a valuation allowance in respect of impairment (2006: $39.8 million). As at 31 December 2007, after deducting the impairment provision of $15.6 million (2006:

$16.2 million) the impaired assets had a carrying value of $19.7 million (2006: $23.6 million).

Collateral pledged to and by the Group

The following table shows balance sheet carrying value of collateral pledged by the Group as a result of its underwriting activities:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Carrying value of financial assets pledged to insured parties as collateral for liabilities	**1,009,808**	1,150,211

The financial assets have been pledged as collateral under the following terms and conditions:

Alea London Limited has written regulated US business and has as a result been required to provide a collateralised Trust Fund in respect of outstanding claims relating to this business. Collateral is provided in the form of cash and approved investments in accordance with the terms of the trust deed. The total amount of collateral provided at 31 December 2007 was $63.1 million (2006: $67.1 million). In addition Alea London Limited maintains letter of credit ("LOC") facilities in respect of its previous underwriting activities and is obliged to collateralise any LOCs issued under these facilities. The total amount of collateral provided at 31 December 2007 under these treaties was $136.7 million (2006: $169.4 million). Alea London Limited has SICAV investments of $7.7 million (2006: $6.9 million) pledged as security for reinsurance obligations. Alea London Limited also has other restricted deposits of $0.4 million (2006: $2.5 million).

Alea Europe Ltd maintains LOC facilities in respect of its previous underwriting and is obliged to collateralise any LOCs issued under these facilities. The total amount of collateral provided at 31 December 2007 was $136.1 million (2006: $131.7 million). The amount held in trust for the benefit of holders of North American policies is $68.6 million (2006: $63.9 million). Additionally, Alea Europe Ltd holds a permanent amendment to irrevocable standby LOC of $3.8 million (2006: $7.9 million) in favour of its cedents. Alea Europe Ltd has SICAV investments of $50.8 million (2006: $48.7 million) pledged as security for reinsurance obligations.

Alea (Bermuda) Ltd has pledged collateral in the form of various LOCs totalling $9.5 million (2006: $42.4 million) which are held as cash and invested assets in designated collateral accounts. Other collateral pledged totalling $106.9 million (2006: $142.2 million) is in respect of quota share policies written by Alea (Bermuda) Ltd for Lumberman's and Alea North America Specialty Insurance Company. The collateral is pledged in form of trust accounts. Additionally Collateral of $176.2 million (2006: $197.5 million) is pledged in form of a trust account for the benefit of Alea North America Insurance company.

Alea North American Insurance Company has pledged assets consisting of LOCs, trust funds and cash totalling $116.3 million (2006: $140.8 million). LOCs are automatically extended without amendment for a period of one year following the expiration date. Alea North American Insurance Company also has securities on deposit at various state regulators totalling $133.7 million (2006: $129.2 million).

The fair value of collateral pledged to the Group as a result of its underwriting activities:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Fair value of collateral held by the Group that can be sold or repledged regardless of whether the owner of the collateral defaults	**94,690**	217,463

Fair value of any such collateral sold or repledged	-	-
Carrying amount of any assets obtained by taking possession of collateral held as security	**48,748**	66,806

Alea Europe Ltd received an LOC from SCOR SA Paris in respect of the renewal rights transaction. The LOC was cancelled in 2007. At 31 December 2006 the LOC amounted to $ 20.0 million.

Alea North American Insurance Company holds collateral as security for claims due from third-parties of $94.7 million (2006: $197.5 million) which consists of funds held in trust and LOCs.

Alea (Bermuda) Ltd, holds collateral in respect of certain reinsurance recoverables in the form of $15.5 million of LOCs (2006: $17.0 million), $2.5 million of cash collateral (2006: $2.3 million) and $30.3 million of funds withheld (2006: $47.5 million), and generally has the right to hold this collateral remains until commutation or a mutual agreement to decrease the collateral.

Impairment provision analysis

The following impairment provisions have been made against reinsurance contracts with the credit ratings indicated:

	As at 31 December 2007 $'000	**As at 31 December 2006 $'000**
AAA	-	(169)
AA	-	(866)
A	-	-
BBB and below	-	-
Not rated	**(1,050)**	(15)
	(1,050)	(1,050)

The following impairment provisions have been made against debtors arising out of insurance operations with the credit ratings indicated:

	As at 31 December 2007 $'000	**As at 31 December 2006 $'000**
AAA	-	-
AA	-	-
A	-	-
BBB and below	-	-
Not rated	**(1,459)**	(1,893)
	(1,459)	(1,893)

The following impairment provisions have been made against debtors arising out of reinsurance operations with

the credit ratings indicated:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
AAA	**(2)**	-
AA	**(186)**	(41)
A	**(249)**	(744)
BBB and below	**(509)**	(177)
Not rated	**(12,105)**	(12,310)
	(13,051)	(13,272)

The following table analyses the movements in the impairment provisions:

	Impairment Provisions $'000
At 1 January	(18,432)
Amounts written off	(357)
Recoveries on assets previously written off	37
Net exchange differences	2,537
At 31 December 2006	**(16,215)**
Amounts written off	(699)
Recoveries on assets previously written off	1,673
Net exchange differences	(319)
At 31 December 2007	**(15,560)**

Financial risk

The Group is subject to several types of financial risk. The most significant of these is the risk that at any given date, the proceeds from realising the financial assets of the Group may be insufficient to meet the financial obligations arising from its insurance contracts. The Group is also exposed to risk as a result of changes in foreign currency and interest rates. Another significant risk relates to the liquidity of the Group.

Asset and liability mismatch risk
In order to ensure that adequate liquid resources are available to fund insurance liability cash outflows when they fall due, the Group's practice is to invest in assets matching the currency and duration of the expected related liabilities.

Currency risk
The Group reports its results in US Dollars and accordingly, to the extent that shareholders' funds are invested in

assets denominated in currencies other than US Dollars, exchange gains or losses may arise on translation.

The Group controls its currency risk by investing in assets that match the currency in which it expects related liabilities to be paid and by investing the majority of assets backing shareholder funds in US Dollars. The Directors consider the revaluation gains and losses arising from the revaluation of non-functional currencies that impact the income statement and equity to be insignificant.
The Group estimates that its net exposure to currencies is as follows:

As at 31 December 2007

Functional Currencies in $ '000

USD	AUD	GBP	CHF	Euro			Subtotal	
330,730	21,204	440	(22,177)	50,560			380,757	
Non-Functional Currencies								
GBP	**Euro**	**SEK**	**DKK**	**JPY**	**CAD**	**Other**	**Subtotal**	**Total**
27,466	22,850	(6,806)	(4,753)	(4,569)	25,430	(12,336)	47,282	428,039

Functional Currencies in %

USD	AUD	GBP	CHF	Euro			Subtotal	
77.3	5.0	0.1	(5.2)	11.8			89.0	
Non-Functional Currencies in %								
GBP	**Euro**	**SEK**	**DKK**	**JPY**	**CAD**	**Other**	**Subtotal**	**Total**
6.4	5.3	(1.6)	(1.1)	(1.1)	5.9	-2.8	11.0	100.0

As at 31 December 2006

Functional Currencies in $ '000

USD	AUD	GBP	CHF	Euro			Subtotal	
410,699	7,965	3,267	(21,983)	47,545			447,493	
Non-Functional Currencies								
GBP	**Euro**	**SEK**	**DKK**	**JPY**	**CAD**	**Other**	**Subtotal**	**Total**
25,196	16,792	(15,548)	(265)	(4,626)	20,356	(5,257)	36,648	484,141

Functional Currencies in %

USD	AUD	GBP	CHF	Euro			Subtotal	
84.8	1.6	0.7	(4.5)	9.8			92.4	
Non-Functional Currencies in %								
GBP	**Euro**	**SEK**	**DKK**	**JPY**	**CAD**	**Other**	**Subtotal**	**Total**
5.2	3.5	(3.2)	(0.1)	(1.0)	4.2	(1.0)	7.6	100.0

A positive percentage arises when assets exceed liabilities denominated in that currency while a negative percentage arises when liabilities exceed assets.

The translation gains and losses of functional currencies are recognised as a separate component of equity where as the gains and losses arising from the translation of non-functional currencies are recorded in the income statement.

Included within this currency analysis are net non-monetary assets which equate to 2.8% of the Group's net assets.

Liquidity Risk
Liquidity risk is the potential that obligations cannot be met as they become due as a consequence of not being able to readily realise assets to meet these obligations.

As at 31 December 2007, the Group's holding company had in place a $30.0 million bank term loan which was due for repayment on 18 July 2009. This loan carried an interest margin of 200 basis points over LIBOR and was repaid on 14 January 2008. Under the terms of the Group's bank credit agreement there were two financial covenants which required that the Group maintained a minimum adjusted consolidated tangible net worth and a minimum debt-to-total-capitalisation ratio. If the Group were to breach either one of these covenants, the lenders would have had the right to demand early repayment of the loan in advance of the scheduled repayment date of 18 July 2009.

In December 2004 and January 2005, the Group issued a total of $120.0 million of hybrid trust preferred securities. These securities were issued through trusts established by Alea Holdings US Company a subsidiary of the Group holding company. The margin on these securities was unaffected by the credit rating downgrades and remains at LIBOR plus 285 basis points. The securities have a fixed maturity of 30 years, are callable after five years, and allow for a deferral of quarterly coupons for up to five years.

The following table analyses the contractual maturity dates of the undiscounted liabilities carried on the Group's balance sheet.

As at 31 December 2007	Undiscounted						
	On demand and within one year	One to three years	Three to five years	Over five years	Total undiscounted liabilities	Discount on insurance contract liabilities	Total discounted liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
LIABILITIES							
Insurance contracts	374,225	417,139	183,463	642,605	1,617,432	(67,541)	1,549,891
Borrowings	-	30,000	-	117,785	147,785	-	147,785
Provisions	1,955	543	339	-	2,837	-	2,837
Other liabilities and charges	29,119	4,116	-	-	33,235	-	33,235
Trade and other payables	65,707	42,766	35,489	47,779	191,741	-	191,741
Current income tax liabilities	2,761	-	-	-	2,761	-	2,761
Total liabilities	473,767	494,564	219,291	808,169	1,995,791	(67,541)	1,928,250

As at 31 December 2006	Undiscounted						
	On demand and within one year	One to three years	Three to five years	Over five years	Total undiscounted liabilities	Discount on insurance contract liabilities	Total discounted liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
LIABILITIES							
Insurance contracts	355,535	454,445	232,688	1,004,701	2,047,369	(105,855)	1,941,514
Borrowings	200,000	-	-	117,267	317,267	-	317,267
Provisions	3,433	1,197	543	68	5,241	-	5,241
Other liabilities and charges	38,545	2,409	-	-	40,954	-	40,954
Trade and other payables	54,379	89,119	43,969	168,139	355,606	-	355,606
Current income tax liabilities	1,009	-	-	-	1,009	-	1,009
Total liabilities	652,901	547,170	277,200	1,290,175	2,767,446	(105,855)	2,661,591

Capital risk management
The total amount of capital managed by the Group is $537.4 million (2006: $593.4 million). The Group considers its managed capital to consist of net tangible assets of $419.6 million (2006: $475.7 million) and the trust preferred securities of $117.8 million (2006: $117.7 million).

The Board of Directors is responsible for assessing the Group's capital structure on a regular basis with the aim of selecting a debt-to-equity ratio that maximises return to shareholders. As at 31 December 2007 the debt-to-equity ratio was 26% (2006: 40%).

The main aim of the Group's capital management strategy is to free-up excess capital which can be reinvested in the business or returned to shareholders consistent with holding sufficient capital in each insurance operating entity to meet regulatory requirements. The Group has been in run-off since the fourth quarter 2005 and has conducted its operations in accordance with this strategy.

There have been no changes in the Group's capital management policies since the previous period.

As at 31 December 2007 the Group was required to hold sufficient capital to meet the conditions of the bank loan covenant in respect of the $30.0 million term loan. Subsequent to 31 December 2007 the Group repaid this term loan and is no longer subject to this capital requirement.

The Group is subject to externally imposed capital requirements in respect of all entities that previously wrote insurance and reinsurance business. These requirements, which have been complied with during the year, are enforced within the individual locations and are detailed below.

Alea London Limited is regulated by the UK Financial Services Authority ("FSA"). It is required by the FSA to submit an annual statement of solvency and to hold capital resources in excess of its capital resources requirement.

Alea North America Insurance Company is regulated by the New York Insurance Department ("NYID"). It is required by the NYID to submit an annual risk based capital statement and to hold total adjusted capital in excess of the Company Action Level which is 200% of its Authorized Control Level Risk-Based Capital.

Alea (Bermuda) Limited is regulated by the Bermuda Monetary Authority ("BMA"). It is required by the BMA to submit an annual statutory financial return and to hold statutory capital and surplus in excess of its minimum solvency margin.

Alea Europe is regulated by the Swiss Federal Office of Private Insurance ("FOPI"). A Swiss reinsurer must maintain available own funds at the level of the required solvency margin, which is calculated by reference to the business volume (Solvency 1). Additionally, the reinsurer must maintain its target capital which is defined as the sum of the expected shortfall of change in risk-bearing capital within one year at the 99% confidence level plus the market value margin, as required by the Swiss Solvency Test (Solvency 2).

The Group has embedded its capital management processes into its normal planning, reporting and decision making activities.

5 Net realised losses on sale of renewal rights

	Alea London Limited	Alea North America Insurance Company	Alea Europe Limited	Total
	$'000	$'000	$'000	$'000
Year ended 31 December 2007	**-**	**(1,880)**	**157**	**(1,723)**

Year ended 31 December 2006	(800)	(5,164)	944	(5,020)

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million, which was recognised in the year ended 31 December 2005, and represented the Directors' valuation at fair value of the business sold. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. The fair market value of the renewal rights is regularly evaluated by the Board based on available data.

In the year ended 31 December 2007 a charge of $1.7 million was recognised in respect of the renewal rights transactions (year ended 31 December 2006 charge of $5.0 million). These amounts reflect the necessary changes to the fair value which is based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with sale contracts.

The gains were calculated as the fair value of consideration receivable ($54.4 million). The Group has received payments to 31 December 2007 of $22.6 million (31 December 2006: $20.9 million). The remaining balance of $31.8 million (31 December 2006: $35.2 million) is included within loans and receivables including insurance receivables and consists of $29.6 million owed by AmTrust and $2.2 million owed by Canopius. The non-current portion of the receivable at 31 December 2007 is $29.6 million (31 December 2006: $33.7 million).

These amounts represent the Directors' best estimates of the risk adjusted future receipts discounted at 4.5%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts. A 10% deviation of the projected renewals would result in a change in receivable of $3.92 million.

The directors consider that the receivable is collectable based upon an assessment of credit rating of AmTrust and Canopius.

6 Restructuring costs

In 2005, the Group announced its intention to run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations have been written down to their residual value. Redundancy costs have been incurred in Connecticut. A restructuring provision has been established for employees in London, Basel and Zug. This provision included estimated expenses for future redundancy payments for employees who cannot be redeployed in the new structure. The provision also contained estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that are expected to be vacated as part of the restructuring. The provision was established based on a run-off plan approved by the Board of Directors. Other costs are included in the claims handling provisions.

Year ended 31 December 2007

	Alea UK $'000	Alea US $'000	Alea Europe $'000	Total $'000
Redundancy costs incurred in excess of the provision established based on run-off plan	1,245	326	-	1,571
Total restructuring costs	**1,245**	**326**	**-**	**1,571**

Year ended 31 December 2006

	Alea UK $'000	Alea US $'000	Alea Europe $'000	Total $'000
Redundancy costs incurred in excess of the provision established based on run-off plan [1]	4,135	2,295	-	6,430
Reversal of estimated restructuring provision due to redundancies in other entities [1]	-	-	(2,843)	(2,843)
Reversal of estimated restructuring provision related to onerous contracts [2]	-	(2,500)	-	(2,500)
Total restructuring costs	**4,135**	**(205)**	**(2,843)**	**1,087**

[1] In order to execute the run-off plan, the Group reassessed where centres of competency should be located geographically. This resulted in revisions being made to the locations of where staff were retained and consequently additional severance payments were incurred by Alea London and Alea North America whilst Alea Europe was able to reverse an element of the restructuring provision previously established.

[2] Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

7 Segmental information

Primary segment information - operating results by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services - the central investment operation.

The operating result of each of these operating segments before the impact of intra-group quota share arrangements is shown below.

Year ended 31 December 2007	Alea London $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Gross Premiums Written	2,690	(5,801)	15,794	-	-	12,683
Revenue						
Net insurance premium revenue	9,003	(4,189)	17,545	-	-	22,359
Fee income	-	138	1,811	-	-	1,949
Investment income	-	-	-	73,089	-	73,089
Net realised losses on financial assets	-	-	-	(1,310)	-	(1,310)
Net realised gains on sale of subsidiary	-	-	-	-	-	-

Net realised losses on sale of renewal rights	-	(1,880)	157	-	-	(1,723)
Total revenue	**9,003**	**(5,931)**	**19,513**	**71,779**	**-**	**94,364**
Expenses						
Net insurance claims	(15,264)	(41,741)	(22,151)	-	-	(79,156)
Acquisition costs	(4,910)	(2,070)	(3,299)	-	-	(10,279)
Other operating expenses	(14,624)	(25,186)	(13,544)	-	(6,388)	(59,742)
Restructuring costs	(1,245)	(326)	-	-	-	(1,571)
Total expenses	**(36,043)**	**(69,323)**	**(38,994)**	**-**	**(6,388)**	**(150,748)**
Results of operating activities	**(27,040)**	**(75,254)**	**(19,481)**	**71,779**	**(6,388)**	**(56,384)**
Finance costs	-	-	-	(21,696)	-	(21,696)
(Loss)/profit before income tax	**(27,040)**	**(75,254)**	**(19,481)**	**50,083**	**(6,388)**	**(78,080)**
Income tax expense	-	-	-	-	(100)	(100)
(Loss)/profit for the period	**(27,040)**	**(75,254)**	**(19,481)**	**50,083**	**(6,488)**	**(78,180)**

Year ended 31 December 2006	**Alea London**	**Alea North America**	**Alea Europe**	**Alea Financial Services**	**Non - allocated**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Gross Premiums Written	21,247	(102,368)	6,202	-	-	(74,919)
Revenue						
Net insurance premium revenue	129,312	61,973	24,631	-	-	215,916
Fee income	502	2,641	-	-	-	3,143
Investment income	-	-	-	94,821	-	94,821
Net realised losses on financial assets	-	-	-	(2,500)	-	(2,500)
Net realised gains on sale of subsidiary	-	4,336	-	-	-	4,336
Net realised (losses)/gains on sale of renewal rights	(800)	(5,164)	944	-	-	(5,020)
Total revenue	**129,014**	**63,786**	**25,575**	**92,321**	**-**	**310,696**
Expenses						
Net insurance claims	(85,795)	(58,285)	(12,612)	-	-	(156,692)
Acquisition costs	(38,292)	(23,466)	(7,534)	-	-	(69,292)
Other operating expenses	(18,288)	(29,148)	(15,032)	-	(4,087)	(66,555)
Restructuring (costs)/releases	(4,135)	205	2,843	-	-	(1,087)
Total expenses	**(146,510)**	**(110,694)**	**(32,335)**	**-**	**(4,087)**	**(293,626)**
Results of operating activities	**(17,496)**	**(46,908)**	**(6,760)**	**92,321**	**(4,087)**	**17,070**
Finance costs	-	-	-	(24,407)	-	(24,407)

(Loss)/profit before income tax	**(17,496)**	**(46,908)**	**(6,760)**	**67,914**	**(4,087)**	**(7,337)**
Income tax credit	-	-	-	-	6,502	6,502
(Loss)/profit for the period	**(17,496)**	**(46,908)**	**(6,760)**	**67,914**	**2,415**	**(835)**

Other segment charges included in the income statement are as follows:

Year ended 31 December 2007	**Alea London**	**Alea North America**	**Alea Europe**	**Alea Financial Services**	**Non - allocated**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Depreciation (note 18)	**1,268**	**976**	**290**	**-**	**-**	**2,534**
Redundancy costs incurred in excess of the provision established based on run-off plan (note 6)	1,245	326	-	-	-	1,571
Total restructuring costs	**1,245**	**326**	**-**	**-**	**-**	**1,571**

Year ended 31 December 2006	**Alea London**	**Alea North America**	**Alea Europe**	**Alea Financial Services**	**Non - allocated**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Depreciation (note 18)	**1,912**	**1,792**	**438**	**-**	**-**	**4,142**
Redundancy costs incurred in excess of the provision established based on run-off plan (note 6)	4,135	2,295	-	-	-	6,430
Reversal of estimated restructuring provision due to redundancies in other entities (note 6)	-	-	(2,843)	-	-	(2,843)
Estimated restructuring costs (note 6)	-	(2,500)	-	-	-	(2,500)
Total restructuring costs	**4,135**	**(205)**	**(2,843)**	**-**	**-**	**1,087**

The Group had various intra-group quota share arrangements between the following legal companies Alea London Limited, Alea (Bermuda) Ltd, Alea North America Insurance Company, Alea North America Specialty Insurance Company (collectively Alea US) and Alea Europe Ltd. The impact of intra-group quota share arrangements on operating result with regard to these legal entities are shown and explained below.

For the year ended 31 December 2007 intra-group quota share arrangements comprise a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda and a 70% quota share of Alea North America Insurance Company to Alea Bermuda.

For the year ended 31 December 2006 intra group quota share arrangements comprise a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda and a 70% quota share of Alea US to Alea Bermuda. A 35% quota share of Alea London business to Alea Europe was commuted as at 30

September 2006.

The effects of all of these arrangements are detailed below:

Year ended 31 December 2007	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	9,003	760	(4,949)	17,545	22,359
Intercompany reinsurance	-	16,265	(16,827)	562	-
Net insurance premium revenue after intercompany reinsurance	9,003	17,025	(21,776)	18,107	22,359
Underwriting result [1]					
Before intercompany reinsurance	**(27,040)**	**(30,520)**	**(49,242)**	**(19,638)**	**(126,440)**
After intercompany reinsurance	**(28,738)**	**(56,949)**	**(30,275)**	**(10,478)**	**(126,440)**

Year ended 31 December 2006	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	129,312	4,099	57,874	24,631	215,916
Intercompany reinsurance	(31,313)	39,345	(39,534)	31,502	-
Net insurance premium revenue after intercompany reinsurance	97,999	43,444	18,340	56,133	215,916
Underwriting result [1]					
Before intercompany reinsurance	**(16,697)**	**(21,548)**	**(28,618)**	**(7,704)**	**(74,567)**
After intercompany reinsurance	**(11,886)**	**(23,968)**	**(37,185)**	**(1,528)**	**(74,567)**

[1] Results of operating activities excluding investment income, net realised gains on financial assets, net realised gains on sale of subsidiary and intangible assets and net realised gains on sale of renewal rights.

Primary segment information – balance sheet by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services - the central investment operation. The balance sheet of each of these operating segments before the impact of intra-group quota share arrangements is shown below:

As at 31 December 2007	Alea London $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
ASSETS						
Property, plant and equipment	610	3,581	296	-	-	4,487
Intangible assets	-	8,479	-	-	-	8,479
Deferred acquisition costs	47	-	2,276	-	-	2,323
Financial assets						

Equity securities						
- available for sale	-	-	-	165	-	165
Debt securities						
- available for sale	-	-	-	1,365,040	-	1,365,040
Loans and receivables including insurance receivables	41,223	112,847	17,812	101,825	-	273,707
Deferred tax assets	-	-	-	-	1,034	1,034
Reinsurance contracts	158,294	104,420	284,087	-	-	546,801
Cash and cash equivalents	-	-	-	154,253	-	154,253
Total assets	**200,174**	**229,327**	**304,471**	**1,621,283**	**1,034**	**2,356,289**
LIABILITIES						
Insurance contracts	462,322	445,512	642,057	-	-	1,549,891
Borrowings	-	-	-	147,785	-	147,785
Provisions	-	1,154	1,683	-	-	2,837
Other liabilities and charges	8,092	21,515	3,628	-	-	33,235
Trade and other payables	68,738	72,464	50,539	-	-	191,741
Current income tax liabilities	-	-	-	-	2,761	2,761
Total liabilities	**539,152**	**540,645**	**697,907**	**147,785**	**2,761**	**1,928,250**
Net assets						**428,039**
EQUITY						
Capital and reserves attributable to the Company's equity holders						
Share capital						1,738
Other reserves						709,455
Retained loss						(283,154)
Total equity						**428,039**

As at 31 December 2006	**Alea London**	**Alea North America**	**Alea Europe**	**Alea Financial Services**	**Non - allocated**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
ASSETS						
Property, plant and equipment	1,798	4,221	379	-	-	6,398
Intangible assets	-	8,479	-	-	-	8,479
Deferred acquisition costs	420	(37)	3,123	-	-	3,506
Financial assets						
Equity securities						
- available for sale	-	-	-	198	-	198
Debt securities						
- available for sale	-	-	-	1,664,341	-	1,664,341
Loans and receivables including insurance receivables	85,497	103,258	113,965	138,241	-	440,961

Deferred tax assets	-	-	-	-	1,154	1,154
Reinsurance contracts	315,180	256,178	292,117	-	-	863,475
Cash and cash equivalents	-	-	-	157,220	-	157,220
Total assets	**402,895**	**372,099**	**409,584**	**1,960,000**	**1,154**	**3,145,732**
LIABILITIES						
Insurance contracts	623,259	634,340	683,915	-	-	1,941,514
Borrowings	-	-	-	317,267	-	317,267
Provisions	2,139	1,425	1,677	-	-	5,241
Other liabilities and charges	5,795	31,677	3,482	-	-	40,954
Trade and other payables	118,984	90,631	145,991	-	-	355,606
Current income tax liabilities	-	-	-	-	1,009	1,009
Total liabilities	**750,177**	**758,073**	**835,065**	**317,267**	**1,009**	**2,661,591**
Net assets						**484,141**
EQUITY						
Capital and reserves attributable to the Company's equity holders						
Share capital						1,738
Other reserves						687,377
Retained loss						(204,974)
Total equity						**484,141**

The capital expenditures (see also note 18) are as follows:

	Alea London $'000	**Alea North America $'000**	**Alea Europe $'000**	**Alea Financial Services $'000**	**Non - allocated $'000**	**Total $'000**
Year ended 31 December 2007	**54**	**337**	**256**	**-**	**-**	**647**
Year ended 31 December 2006	473	263	-	-	-	736

Secondary segment information - geographical analysis

The following provides an analysis of gross premiums written by location of insured and by location of legal entity accepting the risk, and of (loss)/profit before tax by legal entity accepting risk.

Geographical analysis of gross premiums written by location of insured	**Year ended 31 December 2007 $'000**	**Year ended 31 December 2006 $'000**

Europe	**8,495**	(267)
Africa	**18**	(28)
Near & Middle East	**28**	(108)
Far East	**17**	181
Australia & Oceania	**172**	(96)
North America	**3,914**	(76,329)
Latin America	**39**	1,728
	12,683	(74,919)

Geographical analysis by location of legal entity

	Gross premiums written		(Loss)/profit before tax	
	Year ended 31 December 2007	Year ended 31 December 2006	Year ended 31 December 2007	Year ended 31 December 2006
	$'000	$'000	$'000	$'000
Bermuda	**613**	1,735	**(43,011)**	(8,176)
Jersey	**-**	74	**-**	(1,606)
United Kingdom	**2,593**	20,973	**(9,272)**	5,958
United States	**(6,415)**	(104,102)	**(28,214)**	(24,570)
Switzerland	**15,892**	6,401	**2,417**	21,057
	12,683	(74,919)	**(78,080)**	(7,337)

Geographical analysis by location of legal entity

	Carrying value of assets		Additions to property, plant and equipment	
	As at 31 December 2007	As at 31 December 2006	Year ended 31 December 2007	Year ended 31 December 2006
	$'000	$'000	$'000	$'000
Bermuda	**796,896**	1,135,396	**20**	-
Jersey	**-**	-	**-**	-
United Kingdom	**512,483**	659,344	**54**	473
United States	**408,889**	578,450	**317**	263
Switzerland	**638,021**	772,542	**256**	-
	2,356,289	3,145,732	**647**	736

Operating equity and shareholders' equity interests	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Alea Europe Ltd	**239,330**	230,660
Alea (Bermuda) Ltd [1]	**134,703**	226,651
Alea US	**230,359**	241,491
Amounts held in Holding Companies	**(26,054)**	103,703
Amounts held in non-insurance subsidiaries	**(2,514)**	(1,097)

Note provided by Alea Europe Ltd to Alea US	-	-
	575,824	801,408
Amounts owed to credit institutions	**(30,000)**	(199,574)
Trust preferred securities	**(117,785)**	(117,693)
Shareholders' funds attributable to equity interests	**428,039**	484,141

[1] Alea London Limited is wholly owned by Alea (Bermuda) Ltd has net assets as follows:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Alea London Limited	**81,827**	87,954

8 Investment income

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Financial assets - available for sale:		
- Interest income from debt securities	**67,070**	86,537
Cash and cash equivalents interest income	**6,019**	8,284
	73,089	94,821

9 Net realised losses on financial assets

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Realised gains on financial assets - available for sale	**281**	4,700
Realised losses on financial assets - available for sale	**(1,591)**	(7,200)
	(1,310)	(2,500)

10 Sale of subsidiary

Alea North America Specialty Insurance Company
Alea North America Insurance Company ("ANAIC") sold its Delaware excess and surplus lines carrier, Alea North America Specialty Insurance Company ("ANASIC") to Insurance Corporation of Hannover, a member company of Praetorian Financial Group, Inc. on 29 September 2006. ANAIC received a cash payment of $34.7 million representing $4 million plus the statutory policyholders' surplus of ANASIC as at date of sale. The Group recognised in its IFRS accounts a net realised gain on the sale of $4.3 million in 2006.

On the date of the sale, the Group's Alea (Bermuda) Ltd affiliate assumed 100% of all business written by ANASIC prior to the closing date. The obligations under the agreements are supported by a guarantee of the Company.

	As at 31 December 2007 $'000	As at 29 September 2006 $'000
ASSETS		
Deferred acquisition costs	-	45
Financial assets		
Debt securities		
- available for sale	-	25,532
Loans and receivables including insurance receivables	-	2,853
Reinsurance contracts	-	9,487
Cash and cash equivalents	-	4,477
Total assets	-	42,394
LIABILITIES		
Insurance contracts	-	11,769
Other liabilities and charges	-	177
Trade and other payables	-	58
Total liabilities	-	12,004
Net Assets	-	30,390
Net realised gains on sale of subsidiary	-	4,336
Total net consideration	-	34,726

The total consideration was satisfied in cash.

Net cash inflow arising on disposal:		
Cash consideration	-	34,726
Cash and cash equivalents disposed of	-	(4,477)
Total net cash inflow on disposal	-	30,249

11 Movement in prior year provision for insurance claims, net of reinsurance

The table below presents amounts included in incurred claims arising from the movement in the prior year provision for claims outstanding net of reinsurance. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date.

Increase/(decrease) in claims outstanding net of reinsurance before discount	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Underwriting years 1999 and prior	608	(3,242)
Underwriting year 2000	2,475	1,465
Underwriting year 2001	6,298	5,164
Underwriting year 2002	10,072	5,770
Underwriting year 2003	12,546	(1,465)
Underwriting year 2004	(13,677)	(26,846)
Underwriting year 2005	4,777	2,209
	23,099	(16,945)
Claims outstanding net of reinsurance at prior year end before discount	1,171,165	1,612,450
Discount	(95,533)	(116,679)
	1,075,632	1,495,771

12 Results of operating activities

Loss from operations has been arrived after charging:

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Depreciation of property, plant and equipment	2,534	4,142
Staff costs (see note 13)	27,579	37,757
Auditors' remuneration (see below)	2,369	3,233

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Audit services	2,193	2,523

Tax services	**46**	18
Actuarial and other consulting	**130**	742
Total auditors' remuneration	**2,369**	3,283

13 Staff costs

The average monthly number of employees (including Executive Directors) was:

	Year ended 31 December 2007	Year ended 31 December 2006
Underwriting	**-**	14
Finance	**22**	45
Information Technology	**14**	19
Claims	**50**	48
Technical Accounts	**15**	22
Management and administration	**18**	30
	119	178

Their aggregate remuneration comprised:

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Wages and salaries [1]	**24,401**	32,524
Social security costs	**1,562**	2,608
Other pension costs (see note 38)	**1,616**	2,625
	27,579	37,757

[1] Severance payments of $2.0 million made in the year ended 31 December 2007 (2006: S12.2 million) are excluded in the table above. Of this $2.0 million, $0.4 million (2006: $8.6 million) was provided in the restructuring provision established at 31 December 2005 (see note 27). The remaining $1.6 million has been charged through the income statement in 2007 (see note 6).

14 Finance costs

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000

Interest on borrowings	**18,184**	22,990
Other investment expenses	**2,932**	3,288
Exchange losses/(gains) on non-functional currencies and transactions losses	**580**	(1,871)
	21,696	24,407

15 Net gains or losses on borrowings

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Capitalised debt raising expenses charged to income statement	**518**	636
	518	636

16 Income tax expense/(credit)

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Current tax expense/(credit):		
UK corporation tax	**(5)**	326
Foreign tax	**1,002**	(4,934)
Total current tax	**997**	(4,608)
Deferred tax (note 23):	**(897)**	(1,894)
Total income tax expense/(credit)	**100**	(6,502)

UK corporation tax is calculated at 30% (2006: 30%) of the estimated assessable UK profit for the year.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The tax expense for the periods presented varied from the stated rate of UK corporation tax as explained below:

	Year ended 31 December 2007	Year ended 31 December 2006

	$'000	$'000
Loss on ordinary activities before taxation	**(78,080)**	(7,337)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2006: 30%)	**(23,424)**	(2,201)
Factors affecting tax expense/(credit):		
Adjustment in respect of foreign tax rates	**11,426**	611
Adjustment in respect of prior periods	**130**	(884)
Overseas and other taxes	**670**	973
Change in UK corporation tax rate used to provide deferred tax asset	**79**	-
Deferred tax asset in respect of current year losses not recognised	**9,936**	-
Utilisation of tax losses in respect of which no deferred tax assets were provided	**(600)**	(4,276)
Other permanent differences	**1,883**	(725)
Tax expense/(credit) for the year	**100**	(6,502)

In addition to the amount expensed to the income statement, deferred tax of $1.0 million has been expensed to equity in the year (2006: expense of $Nil).

17 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Year ended 31 December 2007	Year ended 31 December 2006
Earnings	**$**	**$**
Earnings for the purposes of basic earnings per share being net loss attributable to equity holders of the Company	**(78,179,546)**	(835,201)
Effect of dilutive potential ordinary shares:	-	-
Earnings for the purposes of diluted earnings per share	**(78,179,546)**	(835,201)

Number of shares	**Year ended 31 December 2007 Number**	**Year ended 31 December 2006 Number**
Weighted average number of ordinary shares for the purposes of basic earnings per share	**173,788,126**	173,738,502
Effect of dilutive potential ordinary shares:		
- Share options	-	-

Weighted average number of ordinary shares for the purposes of diluted earnings per share	**173,788,126**	173,738,502

18 Property, plant and equipment

	Computer equipment and software	Fixtures and office equipment	Other	Total
	$'000	$'000	$'000	$'000
Cost or Valuation				
At 1 January 2006	26,117	7,793	1,724	35,634
Additions	705	31	-	736
Exchange difference	2,294	255	120	2,669
Disposals	(6,263)	(3,481)	(131)	(9,375)
At 31 December 2006	22,853	4,598	1,713	29,164
Additions	374	220	53	647
Exchange difference	383	23	133	539
Disposals	(830)	(448)	(2)	(1,280)
At 31 December 2007	**22,780**	**4,393**	**1,897**	**29,070**
Accumulated depreciation and impairment				
At 1 January 2006	(18,635)	(5,525)	(1,566)	(25,726)
Charge for the year	(3,778)	(336)	(28)	(4,142)
Exchange differences	(1,957)	(230)	(160)	(2,347)
Eliminated on disposals	5,780	3,522	147	9,449
At 31 December 2006	(18,590)	(2,569)	(1,607)	(22,766)
Charge for the year	(2,017)	(392)	(125)	(2,534)
Exchange differences	(357)	(12)	(131)	(500)
Eliminated on disposals	823	394	-	1,217
At 31 December 2007	**(20,141)**	**(2,579)**	**(1,863)**	**(24,583)**

Carrying amount

At 31 December 2007	**2,639**	**1,814**	**34**	**4,487**
At 31 December 2006	4,263	2,029	106	6,398

19 Intangible assets

	Licences $'000
Cost	
At 1 January 2006	9,968
Additions	-
At 31 December 2006	9,968
Additions	-
At 31 December 2007	**9,968**
Amortisation	
At 1 January 2006	(1,489)
Impairment of asset	-
At 31 December 2006	(1,489)
Impairment of asset	-
At 31 December 2007	**(1,489)**
Carrying amount	
At 31 December 2007	**8,479**
At 31 December 2006	8,479

Capitalised licences represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. The licences are tested for impairment at each balance sheet date. At 31 December 2007 the impairment review indicated that the carrying value of the licenses reflects the recoverable amount and no impairment write down is necessary (31 December 2006: no impairment write down was necessary).

20 Deferred acquisition costs

	Deferred acquisition costs $'000
At 1 January 2006	107,000

Change in year	(103,718)
Exchange difference	224
At 31 December 2006	3,506
Change in year	(1,351)
Exchange difference	168
At 31 December 2007	**2,323**

At 31 December 2007	
Current assets	**1,992**
Non-current assets	**331**
	2,323

At 31 December 2006	
Current assets	283
Non-current assets	3,223
	3,506

21 Financial assets

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Available-for-sale investments		
- Equity securities	**165**	198
- Debt securities	**1,365,040**	1,664,341

The investments included above represent investments in listed equity securities and listed debt securities. The fair values of these investments are based on quoted market prices.

	As at 31 December 2007		As at 31 December 2006	
Summary by maturity – Debt securities	**$'000**	**%**	**$'000**	**%**
Less than 1 year	**598,506**	**43.8**	661,770	39.8
1 year up to 3 years	**317,638**	**23.3**	354,899	21.3
3 years up to 5 years	**113,916**	**8.3**	228,385	13.7
5 years up to 10 years	**102,707**	**7.5**	136,633	8.2

More than 10 years	232,273	17.1	282,654	17.0
	1,365,040	100.0	1,664,341	100.0

22 Loans and receivables including insurance receivables

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Deposits with ceding undertakings	91,177	118,558
Debtors arising out of insurance operations	1,496	21,989
Debtors arising out of reinsurance operations	101,689	143,993
Amounts due from reinsurance operations not transferring significant risk	-	66,293
Accrued income (1)	42,805	49,282
Other prepayments	5,108	2,531
Other debtors	31,432	38 315
Total loans and receivables including insurance receivables	273,707	440 961
Current asset	49,182	63,710
Non-current asset	224,525	377,251
	273,707	440,961

1 $31.8 million (31 December 2006: $35.2 million) of the renewal rights sales are recorded as accrued income at the balance sheet date as disclosed in note 5.

Loans and receivables including insurance receivables are recorded on the balance sheet at amortised cost.

23 Deferred income tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting period:

Deferred tax assets and liabilities

	Unrealised gains on investments $'000	Depreciation in advance of capital allowances $'000	US subsidiary insurance transaction timing differences and losses $'000	Bonus and pension accruals not currently deductible and other timing differences $'000	Total $'000
At 1 January 2006	-	989	(1,878)	8	(881)
Credit/(expense) to the income statement	-	27	1,878	(11)	1,894
Exchange differences	-	138	-	3	141
At 1 January 2007	-	1,154	-	-	1,154
	(1,030)				

Expense to equity		-		-	(1,030)
Credit/(expense) to the income statement		(132)	1,030	-	898
Exchange differences		12		-	12
As at 31 December 2007	**(1,030)**	**1,034**	**1,030**	**-**	**1,034**

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Deferred tax assets	**1,034**	1,154
Deferred tax liabilities	**-**	-
	1,034	1,154

At the balance sheet date the Group has unrecognised deferred tax assets of $66.5 million (31 December 2006: $47.8 million) in respect of tax losses carried forward. The assets have not been recognised due to the unpredictability of future profit streams.

At the balance sheet date, the Group has unused tax losses of $266.7 million (31 December 2006: $182.6 million) available for offset against future profits. Of the losses at 31 December 2007 $62.6 million (31 December 2006: $24.6 million) relate to the US, $151.0 million (31 December 2006: $140.5 million) relate to the UK and $53.1 million (31 December 2006: $17.5 million) relate to Switzerland.

US losses expire as follows: $21.7 million in 2026 and $40.9 million in 2027.

In the UK, tax losses are in part carried forward as disclaimed technical reserves. UK losses have no expiry date.

Swiss losses of $53.1 million expire in 2011.

The deferred tax assets as at 31 December 2007 and as at 31 December 2006 are non-current assets.
The deferred tax liabilities as at 31 December 2007 and as at 31 December 2006 are non-current liabilities.

The deferred income tax expensed to equity during the year is as follows:

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Revaluation reserve[1]	**1,030**	-
Hedging and translation reserve[2]	**-**	-
	1,030	-

[1] The revaluation reserve is a component of shareholders' equity that is used to record the difference between tl

market value of available for sale investments carried on the balance sheet and the amortised cost of those asse
Unrealised gains and losses arising when the market value is compared with the amortised cost of the asse are taken to this reserve.

2 Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabiliti denominated in functional currencies of the Group are shown in the hedging and translation reserve. Tl hedging and translation reserve is a component of shareholders' equity.

24 Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Cash at bank and in hand	**31,589**	69,738
Short-term deposits with credit institutions	**122,664**	87.482
Total cash and cash equivalents	**154,253**	157 220

Cash and cash equivalents yielded an effective rate of interest of 4.3% in 2007 (2006: 5.2%).

25 Insurance and reinsurance contracts

Insurance and reinsurance contracts are comprised of the following:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	**1,605,617**	2,026,102
Discount	**(67,541)**	(105,855)
	1,538,076	1,920,247
Claims handling provisions	**11,815**	17,823
Total gross claims outstanding	**1,549,891**	1,938,070
Provision for unearned premiums on insurance contracts	**-**	3,444
Total insurance contracts	**1,549,891**	1,941,514
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	**41,162**	299,544
Discount	**-**	(7,657)
Net aggregate excess reinsurance	**41,162**	291,837
Other reinsurance		
Provision for claims outstanding, reported and not reported	**508,651**	573,216
Discount	**(3,012)**	(2,665)

Net other reinsurance	**505,639**	570,551
Total reinsurance		
Provision for claims outstanding, reported and not reported	**549,813**	872,760
Discount	**(3,012)**	(10,322)
Total reinsurers' share of claims outstanding	**546,801**	862,438
Provision for unearned premiums on reinsurance contracts	**-**	1,037
Total reinsurance contracts	**546,801**	863,475
Undiscounted claims outstanding, net of reinsurance	**1,067,619**	1,171,165
Discount	**(64,529)**	(95,533)
Claims outstanding net of reinsurance	**1,003,090**	1,075,632

Security held for aggregate excess reinsurance	**As at 31 December 2007 $'000**	**As at 31 December 2006 $'000**
Deposits received from reinsurers	**41,162**	46,119
Trust fund and LOC collateral available against aggregate excess contracts	**-**	240,182
Total collateral available against aggregate excess reinsurance recoverable	**41,162**	286,301

	As at 31 December 2007 $'000	**As at 31 December 2006 $'000**
Current assets	**72,669**	211,817
Non-current assets	**474,132**	651,658
Total reinsurance contracts	**546,801**	863,475

Current liabilities	**424,653**	697,937
Non-current liabilities	**1,125,238**	1,243,577
Total insurance contracts	**1,549,891**	1,941,514

Basis for establishing provision for claims outstanding

Loss reserves for reinsurance business are established based on claims data reported to the Group by ceding companies supplemented with relevant industry benchmark loss development patterns used to project the ultimate incurred loss. Ultimate incurred loss indications are calculated by the Group's actuaries using several standard actuarial methodologies including paid and incurred loss development and the Bornhuetter-Ferguson incurred and paid loss methods.

The Group's actuaries utilise several assumptions in applying each methodology, including loss development factors, expected loss ratios based on pricing analysis, and actual reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuaries' judgement based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

Based on the actuarial indications, the Group selects and records a single point estimate separately for each line

of business for each underwriting year. The single point reserve estimate is management's best estimate which the Group considers to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. On a quarterly basis the Group analyses and records its loss reserve estimates across over 400 detailed lines of business which reflect class of business, geographic location, insurance versus reinsurance, proportional versus non-proportional, and treaty versus facultative exposures. In addition, a limited number of the Group's largest contracts are reviewed individually.

During the loss settlement period, additional facts regarding claims are reported. As this occurs it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different to prior estimates. The Group reviews additional reported claim information on a monthly basis. Actual claim experience is compared to that expected from the most recent actuarial reserve review to highlight significant variances. A complete actuarial analysis by detailed line of business including selection of single point estimates is completed semi-annually and is reviewed by the Group's management.

Underwriting year table

	1999 and prior	2000	2001	2002	2003	2004	2005	Tota
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'00(
Gross								
Estimate of cumulative claims:								
At end of underwriting year	3,022,313	367,605	386,762	590,359	821,724	1,092,870	630,215	-
One year later	4,564,137	452,324	396,996	612,137	816,546	990,260	610,599	-
Two years later	4,710,816	485,269	417,049	611,228	794,346	883,970	**616,375**	-
Three years later	4,755,187	507,747	441,839	654,210	786,147	**874,949**	-	-
Four years later	4,828,948	539,694	440,855	660,908	**790,476**	-	-	-
Five years later	4,874,927	550,212	459,255	**655,037**	-	-	-	-
Six years later	4,883,595	563,532	**467,672**	-	-	-	-	-
Seven years later	4,893,658	**560,023**	-	-	-	-	-	-
Eight years later	**4,874,618**	-	-	-	-	-	-	-
Estimate of cumulative claims as at 31 December 2007	**4,874,618**	**560,023**	**467,672**	**655,037**	**790,476**	**874,949**	**616,375**	**8,839,15(**
Cumulative payments at 31 December 2007	(4,623,090)	(476,632)	(391,183)	(552,650)	(578,367)	(600,775)	(385,598)	(7,608,295
	251,528	**83,391**	**76,489**	**102,387**	**212,109**	**274,174**	**230,777**	**1,230,85!**
Unearned element of reserves at 31 December 2007	-	-	-	-	(17)	-	(75)	(92
Earned non-life reserves before effect of discounting as at 31 December 2007	**251,528**	**83,391**	**76,489**	**102,387**	**212,092**	**274,174**	**230,702**	**1,230,76:**
Life and finite reserves as at 31 December 2007	-	-	-	-	-	-	-	**374,85**

Claims handling

provisions as at 31 December 2007	-	-	-	-	-	-	-	11,81
Present value of reserves before discount recognised in the balance sheet as at 31 December 2007	-	-	-	-	-	-	-	1,617,43

	1999 and prior	2000	2001	2002	2003	2004	2005	Total
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Reinsurance recoverable								
Estimate of cumulative claims:								
At end of underwriting year	557,558	87,617	140,151	176,731	165,184	177,565	144,472	-
One year later	1,544,260	163,700	173,153	196,084	184,701	145,792	132,953	-
Two years later	1,662,449	156,068	177,605	211,944	190,173	137,365	**128,042**	–
Three years later	1,646,776	149,374	152,152	212,974	182,641	**147,960**	-	-
Four years later	1,660,199	136,623	146,574	199,845	**173,223**	-	-	-
Five years later	1,684,626	130,220	157,163	**181,349**	-	-	-	-
Six years later	1,667,762	130,984	**157,466**	-	-	-	-	-
Seven years later	1,669,539	**128,163**	-	-	-	-	-	-
Eight years later	**1,652,959**	-	-	-	-	-	-	-
Estimate of cumulative recoveries at 31 December 2007	**1,652,959**	**128,163**	**157,466**	**181,349**	**173,223**	**147,960**	**128,042**	**2,569,162**
Cumulative recoveries received at 31 December 2007	(1,538,292)	(110,301)	(147,733)	(173,738)	(135,848)	(97,220)	(93,305)	(2,296,437)
	114,667	**17,862**	**9,733**	**7,611**	**37,375**	**50,740**	**34,737**	**272,725**
Unearned element of reinsurance recoverable at 31 December 2007	-	-	-	-	-	-	-	-
Earned net non-life reinsurance recoverable before effect of discounting as at 31 December 2007	**114,667**	**17,862**	**9,733**	**7,611**	**37,375**	**50,740**	**34,737**	**272,725**
Life and finite reinsurance recoverable as at 31 December 2007	-	-	-	-	-	-	-	**277,088**
Present value of reinsurance recoverable before discount recognised in the balance sheet as at 31 December 2007	-	-	-	-	-	-	-	**549,813**

	1999 and prior	2000	2001	2002	2003	2004	2005	Tota

	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'00(
Net								
Estimate of cumulative claims:								
At end of underwriting year	2,464,755	279,988	246,611	413,628	656,540	915,305	485,743	
One year later	3,019,877	288,624	223,843	416,053	631,845	844,468	477,646	
Two years later	3,048,367	329,201	239,444	399,284	604,173	746,605	**488,333**	
Three years later	3,108,411	358,373	289,687	441,236	603,506	**726,989**	-	
Four years later	3,168,749	403,071	294,281	461,063	**617,253**	-	-	
Five years later	3,190,301	419,992	302,092	**473,688**	-	-	-	
Six years later	3,215,833	432,548	**310,206**	-	-	-	-	
Seven years later	3,224,119	**431,860**	-	-	-	-	-	
Eight years later	**3,221,659**	-	-	-	-	-	-	
Estimate of net cumulative claims at 31 December 2007	**3,221,659**	**431,860**	**310,206**	**473,688**	**617,253**	**726,989**	**488,333**	**6,269,98(**
Net cumulative payments at 31 December 2007	(3,084,798)	(366,331)	(243,450)	(378,912)	(442,519)	(503,555)	(292,293)	(5,311,858
	136,861	**65,529**	**66,756**	**94,776**	**174,734**	**223,434**	**196,040**	**958,13(**
Unearned element of reserves at 31 December 2007	-	-	-	-	(17)	-	(75)	(92
Earned net non-life reserves before effect of discounting as at 31 December 2007	**136,861**	**65,529**	**66,756**	**94,776**	**174,717**	**223,434**	**195,965**	**958,03(**
Net life and finite reserves as 31 December 2007	-	-	-	-	-	-	-	**97,76(**
Claims handling provisions as at 31 December 2007	-	-	-	-	-	-	-	**11,81(**
Present value of net reserves before discount recognised in the balance sheet as at 31 December 2007	-	-	-	-	-	-	-	**1,067,61(**

(1) In June 2000 the Group added a UK insurance and reinsurance license through the acquisition of The Imperial Fire And Marine Company Limited ('Imperial') (now called Alea London Limited). In acquiring this entity, the Group assumed insurance and reinsurance liabilities relating to 1999 and prior underwriting years written by Imperial. This explains the significant increase in cumulative claims in respect of 1999 and prior underwriting years that occurs in the table above between 31 December 1999 and 31 December 2000. The increase in gross cumulative claims in respect of 1999 and prior as a result of the acquisition was $1,620.2 million and the increase in ceded cumulative claims was $897.7 million.

(2) The underwriting year development table above includes all cumulative claims in respect of underwriting years 1987 to 2005. It also includes 1983 and prior underwriting year claims paid in calendar years 1999 to 2006, and the reserves in respect of 1986 and prior at each balance sheet date from 1999 to 2006.

(3) The insurance and reinsurance claims outstanding carried in the balance sheet of the Group include gross and ceded amounts in respect of Canadian structured settlement life business. The gross and ceded amounts match exactly, to leave no net liability. As these balances relate to life business they are excluded from the underwriting year development table. Consequently, in order to achieve reconciliation to the balance sheet gross and ceded claims outstanding, they are added back in the table above. The amount as at 31 December 2007 was $277.1 million (2006: $246.2 million).

26 Borrowings

The borrowings are repayable as follows:	**As at 31 December 2007**	**As at 31 December 2006**

	$'000	$'000
On demand or within one year	-	200,000
In the second year	30,000	-
In the third to fifth years inclusive	-	-
After five years	120,000	120,000
Total borrowings	150,000	320,000
Less: Capitalised debt raising expenses	(2,215)	(2,733)
Total borrowings net of capitalised expenses	147,785	317,267

Analysis of borrowings:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Amounts owed to credit institutions	30,000	200,000
Trust preferred securities	120,000	120,000
Total borrowings	150,000	320,000

All borrowings are recorded at fair value. The directors consider the carrying values disclosed above to be a reasonable approximation of the fair value at the year end.

Conditions attaching to amounts owed to credit institutions as at 1 January 2007

The three-year bank term loan of $200.0 million (of which $150.0 million had been drawn down) and the $50.0 million revolver carried an interest margin of 120 basis points, which was adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility was additionally subject to a commitment fee of 40% of the applicable margin.

These borrowings fell due for repayment in September 2007. On 19 April 2007, the Group repaid $25.0 million of the term loan and all of $50.0 million revolver using its cash reserves, leaving an outstanding amount of $125.0 million.

Conditions attaching to the term loan agreed 6 July 2007

The Group drew down the maximum aggregate commitment under this new term loan agreement of $90.0 million. This was due for repayment in three equal instalments of $30.0 million on 16 October 2007, 14 January 2008 and 18 July 2009. However, the Group made an optional prepayment of $60.0 million on 18 July 2007. The remaining loan of $30.0 million was repaid on 14 January 2008. It carried an interest margin of 200 basis points over LIBOR.

Trust preferred securities

	Restructuring Provision $'000
At 1 January 2006	17,562
Utilisation of provision due to onerous contracts	(2,052)
Reversal of provision due to onerous contracts [1]	(2,500)
Utilisation of provision due to severance payments	(8,638)
Exchange difference	869

At 31 December 2006	5,241
Utilisation of provision due to onerous contracts	(2,448)
Utilisation of provision due to severance payments	(426)
Severance participation received due to sale of renewal rights	310
Exchange difference	160
At 31 December 2007	**2,837**

In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years.

27 Provisions

1 As a result of Alea North America's sublease of its empty offices in Wilton a reversal of the previously recognised provision for onerous contracts has been made. The reversal is part of the restructuring costs presented in the income statement.

For further details regarding the restructuring costs see note 6.

At 31 December 2007	
Current liabilities	**1,955**
Non-current liabilities	**882**
	2,837

At 31 December 2006	
Current liabilities	3,433
Non-current liabilities	1,808
	5,241

28 Other liabilities and charges

	Deferred reinsurance commission	Other accruals and deferred income [1]	Total
	$'000	$'000	$'000
At 1 January 2006	3,362	33,783	37,145
Change in the period	(516)	4,782	4,266
Exchange difference	-	(457)	(457)

At 31 December 2006	2,846	38,108	40,954
Change in the period	(1,405)	(6,550)	(7,955)
Exchange difference	-	236	236
At 31 December 2007	**1,441**	**31,794**	**33,235**

[1] Includes regulatory levies of $4.7 million for Alea US (2006: $7.9 million).

At 31 December 2007	
Current liabilities	**29,119**
Non-current liabilities	**4,116**
	33,235

At 31 December 2006	
Current liabilities	38,545
Non-current liabilities	2,409
	40,954

29 Trade and other payables

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Insurance balance payable	**9,340**	7,109
Reinsurance balance payable	**105,220**	177,726
Deposits received from reinsurers	**33,530**	52,847
Reserves withheld creditors	**42,048**	47,004
Liabilities from reinsurance operations not transferring significant risk	**230**	67,342
Other taxes and social securities	**1,373**	3,578
Total trade and other payables	**191,741**	355,606
Current liabilities	**65,707**	54,380
Non-current liabilities	**126,034**	301,226
	191,741	355,606

30 Consolidated statement of changes in equity

	Attributable to equity holders of the Company							
	Share capital	Share premium	Capital reserve	Revaluation reserve [1]	Hedging and translation reserves [2]	Retained earnings	Share based payment reserve	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

As at 1 January 2006	1,738	629,668	75,381	(23,697)	5,305	(204,974)	720	484,141
Loss of the period	-	-	-	-	-	(78,180)	-	(78,180)
Revaluation on available for sale investments - gross	-	-	-	14,342	-	-	-	14,342
Revaluation on available for sale investments - tax	-	-	-	(1,030)	-	-	-	(1,030)
Movement in share based payment reserve	-	-	-	-	-	-	146	146
Translation gains - gross	-	-	-	-	8,620	-	-	8,620
Translation gains - tax	-	-	-	-	-	-	-	-
As at 31 December 2007	1,738	629,668	75,381	(10,385)	13,925	(283,154)	866	428,039

	Attributable to equity holders of the Company							
	Share capital	Share premium	Capital reserve	Revaluation reserve [1]	Hedging and translation reserves [2]	Retained earnings	Share based payment reserve	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2006	1,737	629,311	75,381	(12,671)	(176)	(204,139)	986	490,429
Issuance of shares	1	357	-	-	-	-	(358)	-
Loss of the period	-	-	-	-	-	(835)	-	(835)
Revaluation on available for sale investments - gross	-	-	-	(11,026)	-	-	-	(11,026)
Revaluation on available for sale investments - tax	-	-	-	-	-	-	-	-
Movement in share based payment reserve	-	-	-	-	-	-	92	92
Translation gains - gross	-	-	-	-	5,481	-	-	5,481
Translation gains - tax	-	-	-	-	-	-	-	-
As at 31 December 2006	1,738	629,668	75,381	(23,697)	5,305	(204,974)	720	484,141

1 The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are taken to this reserve.

2 Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

31 Share capital

	As at 31 December 2007		As at 31 December 2006	
	Number '000s	**$'000**	**Number '000s**	**$'000**
Authorised:				
Common shares of $0.01	**1,000,000**	**10,000**	1,000,000	10,000
Total authorised	**1,000,000**	**10,000**	1,000,000	10,000
Allotted, called up and fully paid:				
Common shares of $0.01	**173,788**	**1,738**	173,788	1,738
Total allotted, called up share capital and fully paid	**173,788**	**1,738**	173,788	1,738

32 Stock options and restricted shares

Bermuda Plan
Alea Group Holdings AG (a former Group company which was merged with Alea Europe Ltd in 2005) had in place a stock purchase and option plan for key employees and advisors known as the 1998 Amended and Restated Stock Option Plan for Key Employees and Subsidiaries (the "Swiss Plan"). The Company adopted a 2002 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries, as amended (the "Bermuda Plan"), in connection with the re-domiciling of the ultimate parent company of the Group to Bermuda and all awards under the Swiss Plan are now governed by the terms of the Bermuda Plan. The terms of the Bermuda Plan are substantially similar to the terms of the Swiss Plan. All Alea Group Holdings AG non-voting participation shares and options were exchanged for common shares and options in connection with an equity exchange offer that was completed on 3 April 2002. In total, 15,000,000 common shares are authorised for use under the Bermuda Plan.

The exercise price of the options will be the fair market value of the common shares on the grant date. Generally, the options vest rateably over a five-year period except in the case of performance options where vesting is affected by attainment of certain pre-approved financial targets. The exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment. Certain options granted contain shortened expiration and vesting periods.

The terms of the Company's common shares and the exercise price of the options to acquire company common shares on the purchase/grant date were determined by the Remuneration Committee in accordance with the terms of the Bermuda Plan. The Bermuda Plan was terminated as to future grants with effect from 19 November 2003.

Executive Plan
The Company's shareholders have adopted the Alea Executive Option and Stock Plan and the Alea Sharesave Plan ("Executive Plan"). The Executive Plan provides for the grant of time and performance options, restricted stock units and share savings for employees. The exercise price of options granted shall not be less than the middle market quotation for the Company's shares on the dealing day preceding the date of grant. The number of common shares granted in any period under all of the Company's employee share schemes (excluding shares issuable on exercise of options granted prior to 19 November 2003) may not exceed 10% of the Company's issued ordinary share capital. Generally, the vesting period of an option granted under the Executive Plan is subject to the discretion of the Board (or a committee thereof) provided that vesting for certain tax qualified options may not be earlier than 3 years or more than 10 years after the date of grant and unless any relevant performance conditions have been satisfied.

Other
The company has issued to Fisher Capital Corp. LLC certain options to acquire common shares, which are fully vested and are exercisable within 15 years of the date of grant. In connection with a consulting agreement, the

company has issued restricted shares which are fully vested to Richard Delaney, a former director. These shares and options were not granted pursuant to either Plan.

Transactions involving common share options are disclosed in note 33.

33 Share-based payments

Equity-settled share option plan
The Group plans provide for a grant price equal to the average quoted market price of the Group shares on the date of grant. The vesting period is generally 5 years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are typically contractually forfeited if the employee leaves the Group subject to certain exercise periods that apply to vested options and to certain options granted in 2005 pursuant to the Executive Plan.

	Year ended 31 December 2007		Year ended 31 December 2006	
	Number of options	**Weighted average exercise price in $**	**Number of options**	**Weighted average exercise price in $**
Options outstanding at beginning of year	**4,688,676**	**3.68**	9,383,428	3.65
Options granted during the year	-	-	-	-
Options forfeited during the year	**(1,664,942)**	**3.78**	(4,694,752)	3.95
Options exercised during the year	-	-	-	-
Options which expired during the year	-	-	-	-
Options outstanding at end of year	**3,023,734**	**3.62**	4,688,676	3.68
Options exercisable at end of year	**2,509,850**	**3.56**	3,153,866	3.59

No options were exercised during the year. The options outstanding at 31 December 2007 had a weighted average exercise price of $3.62 (2006: $3.68), and the weighted average remaining contractual lives of those options are as follows.

	Year ended 31 December 2007			Year ended 31 December 2006		
	Range of exercise prices	**Weighted Average Remaining Contractual Life**	**Number of share options outstanding**	**Range of exercise prices**	**Weighted Average Remaining Contractual Life**	**Number of share options outstanding**
Options outstanding at end of year divided into meaningful ranges						
Share options issued in respect of						

Alea Group Holdings AG after repricing	**$3.22**	**-$3.22**	**0.97**	**60,880**	$3.22	-$3.22	2.04	142,660
Alea Group Holdings (Bermuda) Ltd options granted pre - IPO	**$3.22**	**-$4.30**	**3.09**	**2,266,844**	$3.22	-$4.30	4.27	2,840,480
Alea Group Holdings (Bermuda) Ltd options granted post - IPO	**$3.21**	**-$4.31**	**6.81**	**696,010**	$3.21	-$4.31	7.95	1,705,536
All options	**$3.21**	**-$4.31**	**3.91**	**3,023,734**	$3.21	-$4.31	5.54	4,688,676

No options were granted during the twelve months ended 31 December 2007 (2006: No options granted).

The Group recognised the following total expenses and repurchases in respect of equity-settled share based payment transactions:

	Year ended 31 December 2007	**Year ended 31 December 2006**
	'000	'000
Total expense recognised for the year arising from share-based payment transactions that were recognised immediately as an expense - (all are equity settled)	**187**	(86)
RSU expense charged in year	**(41)**	173
Cash repurchases of vested options held by leavers	**-**	-
	146	92

34 Cash used in operations

	Year ended 31 December 2007 $'000	**Year ended 31 December 2006 $'000**
Loss for the year	**(78,180)**	(835)
Adjustments for:		
- tax expense/(credit)	**100**	(6,502)
- depreciation	**2,534**	4,142
Net cash flows for the period transferred to investing activities	**(55,380)**	(85,429)
(Proft)/loss on sale of property, plant and equipment	**(16)**	305
Net realised gains on sale of subsidiary	**-**	(4,336)
Debt interest expense	**18,184**	22,990
(Profit)/loss on foreign exchange	**(4,388)**	1,500
Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)		
Net decrease in insurance liabilities	**(444,459)**	(979,468)
Net decrease in reinsurance assets	**332,392**	212,680
Net decrease in loans and receivables	**179,495**	364,831

Net decrease in other operating liabilities	**(191,192)**	(116,968)
Net movement in share based payment reserve	**146**	91
Cash used in operations	**(240,764)**	(586,999)

35 Contingent liabilities

Structured settlements
The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001.

In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, at 31 December 2007, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 41.5 million Canadian Dollars ($41.6 million) and the maximum in relation to any one insurer 18.6 million Canadian Dollars ($18.7 million).

Subpoenas and requests for information/regulatory matters
The US domiciled insurance members of the Group received certain subpoenas and information requests with respect to the ongoing investigations by various regulators and governmental authorities relating to industry-wide investigations into US producer compensation practices and arrangements. In November 2004, Alea North America Insurance Company ("ANAIC") received a subpoena from the Attorney General of New York and, together with Alea North America Speciality Insurance Company ("ANASIC"), received inquiries from the insurance departments of Delaware and North Carolina. No allegations of wrongdoing have been made against ANAIC, ANASIC nor any of their employees, nor does the Group have reason to believe that any of them are specific targets of any investigation.

The Group has cooperated fully with these inquiries. After concluding their internal investigations in connection with these matters, these member companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Certain members of the Group have received subpoenas and information requests with respect to finite reinsurance from the US Securities and Exchange Commission, the FSA, the Australian Prudential Regulatory Authority and the Florida and Delaware state insurance authorities.

The Group has cooperated or is cooperating fully with each authority from which it has received an inquiry and is aware of no improper conduct.

These industry-wide investigations, including certain of the investigations to which the Group is a party, are ongoing and it is not possible to predict the impact that these investigations, or any enquiries specific to the Group, may have on the Group's current or future business and financial results. Moreover, there can be no assurance that further investigations will not be initiated or reopened in the future.

In connection with a periodic market conduct examination, the California Department of Insurance has disputed certain fees collected from policyholders by two agents of one of the Group's subsidiaries. The Group disagrees with the Department's position, but is cooperating to audit these fee arrangements. The agreements with the agents involved have been terminated. It is not possible to predict the impact of this dispute on the Group's financial results.

Company contingent liabilities

In 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating entities. These guarantees were in addition to the pre-existing guarantees already in place between certain subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees required that the Company make funds available to the insurance operating entities to allow the entities to fulfil their insurance or reinsurance obligations to the client/customer incurred while the guarantee remained in effect. The Group terminated all top down and other intra-Group guarantees effective 30 November 2006.

36 Exposure to specific credit risk

Exposure to Lumbermens

In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd and Lumbermens entered into a 100% quota share reinsurance of the Lumbermens business written by Equus Re through 3 December 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea (Bermuda) Ltd for losses in excess of a 75% paid loss ratio on the same business incepting prior to 1 October 1999 (the "Protected Business"). In addition to the Protected Business, the parties agreed that the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd (the "Fronted Business"). Concurrent with these arrangements, Lumbermens retained Alea North America Company ("ANAC") as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business.

The respective obligations of Alea (Bermuda) Ltd and Lumbermens noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. The Group's balance sheet therefore, records (i) no net balance due from Lumbermens under the Protected Business, as the 75% paid loss ratio was met in late December 2003 (specifically, $64.35 million due to and from Lumbermens), and (ii) as at 31 December 2007, an aggregate balance due to Lumbermens under the Fronted Business and in respect of business written by Equus Re between 1 October 1999 and 3 December 1999 of $39.2 million, after taking credit for amounts treated as paid for accounting purposes.

As is required for credit for reinsurance purposes when cessions are made to non-US licensed reinsurers, Alea (Bermuda) Ltd must collateralise its obligations to Lumbermens. Pursuant to contract, the amount of posted collateral is required to equal 120% of the estimated loss reserves, which based on the above year-end balance due from Alea (Bermuda) Ltd would be approximately $47.0 million.

Alea (Bermuda) Ltd and Lumbermens continue to disagree over the level of reserves requiring collateralisation. However, following commutations completed in 2007 with Lumbermens with respect to certain ceding companies and a further release of collateral at the request by Alea (Bermuda) Ltd, on 31 December 2007, the posted collateral was reduced to $99.4 million (31 December 2006 $134.6 million). Either party may require an independent actuarial estimate of applicable reserves to resolve their differences with regard to the required collateral calculation. Neither party has required another independent reserve estimate since the last independent reserve estimate dated as of 30 September 2004.

Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The mutual obligations of Alea (Bermuda) Ltd and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. Accordingly, having taken legal advice, the Group believes that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens. However, no assurance can be given that a court would uphold these mutual offset provisions and contractual rights.

37 Related party transactions

Kohlberg Kravis Roberts & Co., L.P./Fisher Capital Corp. L.L.C.
At 30 June 2007, certain parties related to Kohlberg Kravis Roberts & Co., L.P. owned in excess of 40% of the Company's issued shares. In connection with that ownership, the Company had in place certain relationship, management rights, shareholder and advisory fee agreements, as amended with Kohlberg Kravis Roberts & Co., L.P., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership and Fisher Capital Corp. L.L.C. These agreements were further described in the Company's Listing Particulars dated 14 November 2003 and provided for annual advisory fees of $750,000 payable to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 payable to Fisher Capital Corp. L.L.C., also a shareholder. In connection with negotiations pertaining to acquisition of control of the Company by FIN Acquisition Limited, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC agreed to waive payment of these fees for the period commencing 1 April 2007. These agreements were terminated effective 5 July 2007 in connection with the acquisition of control of the Company by FIN Acquisition Limited. As at 31 December 2007, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC had received $187,500 and $87,500 in advisory fees, respectively. As at 31 December 2007 the balance due under these arrangements was $Nil (31 December 2006: $Nil). Certain of the Company's former Directors held interests in these entities as described in the Directors' Report included within the Annual Report 2006.

Fortress Investment Group
At 31 December 2007, certain parties related to Fortress Investment Group owned 72.40% of the Company's issued shares. Effective 1 October 2007 the Company put in place an advisory fee agreement with FIG LLC, a Fortress affiliate ("Fortress"), under which the Company has agreed to pay Fortress $1,000,000 per year, payable quarterly in arrears, for advisory services. At 31 December 2007, Fortress had received $Nil. As at 31 December 2007 the balance due under these arrangements was $250,000. The Fortress Directors' beneficial interests in common shares of the Company as at 31 December 2007 were as follows:

Name of Director	Number of common shares
Robert I Kauffman[1]	125,826,832
Randal A Nardone[1]	125,826,832

1 Robert Kauffman and Randal Nardone are members of the Joint Investment Committee formed pursuant to the terms of a Joint Investment Committee Agreement ("JICA") by and among FIG Corp., Fortress Investment Group LLC (the direct parent of FIG Corp. "Fortress"), Fortress Operating Entity I LP, Fortress Operating Entity II LP, Messrs Kauffman, Nardone, Peter L. Briger Jr., Wesley R. Edens and Michael R. Novogratz. Under the terms of the JICA, each other party to the Joint Investment Committee Agreement has delegated all power to control, to direct or to cause the direction of the management and policies of the Company to Messrs Kauffman, Nardone and Edens. As such Messrs Kauffman and Nardone are interested in the 125,826,832 common shares owned by FIN Acquisition Limited, an indirect wholly-owned subsidiary of Fortress.

In connection with services involving potential acquisition opportunities in the property and casualty insurance sector that may be performed by Mark Cloutier and Kirk Lusk, these executive directors of the Company entered into a consultancy agreement effective 1 October 2007 with Fortress Capital Finance III (A) LLC, a Fortress affiliate, whereby each would be paid $2,000 per day spent on such activities plus a discretionary bonus. At 31 December 2007, $Nil had been paid or accrued under this arrangement.

Loans to officers
Loans to officers were offered in connection with their purchase of Company shares and are interest bearing, full recourse and made on consistent terms as those to other employees.

As at 31 December 2007 the Group had received repayment of all loans made to key management personnel and had loans to key management personnel, in aggregate principal amounts of $Nil (31 December 2006: $140,000). The number of key management personnel that had outstanding loans at 31 December 2007 was $Nil (31 December 2006: 2). Key management personnel are as described below.

Appleby Hunter Bailhache
Timothy C Faries, a Director of the Company until 5 July 2007, is a partner and the Insurance Team Practice Leader at Appleby Hunter Bailhache, Barristers & Attorneys, in Bermuda. In 2007, from 1 January to 5 July the Company paid $81,866 (2006: $49,338 from 1 January to 31 December) in respect of fees for legal and corporate administrative services provided by Appleby Hunter Bailhache. Mr Faries resigned as a director on 5 July 2007.

As at 31 December 2007 the amount outstanding was $Nil (31 December 2006: $373).

Key management personnel
The Group considers its key management personnel to include its Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations.

Remuneration of key management personnel
The remuneration of the Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. For the period ended 31 December 2007 this included 14 individuals (2006: 13).

	Year ended 31 December 2007 $	**Year ended 31 December 2006 $**
Short-term employee benefits	**6,512,367**	3,190,672
Post-employment benefits	**62,250**	41,571
Other long-term benefits	**Nil**	114,783
Termination benefits	**127,244**	2,244,314
Share-based payment	**Nil**	171,830
Total	**6,701,861**	5,763,170

Key management personnel employment and retention contracts
Members of the Group have entered into employment and retention contracts with Executive Directors and/or certain members of key management, in each case taking into account the practices in the jurisdiction where the Group operates. Compensation and termination benefits in the table above include amounts paid in 2006 and 2007 to Executive Directors and certain members of key management under such contracts, to the extent not reported in earlier periods.

Share and loan transactions with members of key management

Kirk Lusk

Mr Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing

interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr Lusk's loan in 2005. In October 2006, Mr Lusk paid the 2006 principal instalment of $10,000 on this loan plus accrued interest of $2,118 through the instalment payment date. In September 2007, Mr Lusk repaid the full principal balance of his loan and accrued interest with the proceeds of the tender of his shares to FIN Acquisition Limited.

Share and loan transactions with members of key management

Thomas Weidman

Mr Weidman was granted a $99,999 loan in connection with the share purchase program, bearing interest at 3.7665% and repayable in instalments of 20% each 31 August commencing in 2006. The Board approved a deferral of principal and interest on Mr Weidman's loan in 2006. Mr Weidman fully repaid the principal balance of his loan plus accrued interest in July 2007 with the proceeds of the sale of his shares of the Company. In accordance with the terms of his RSU award, Mr Weidman was issued 6,543 RSU shares on 21 September 2006. In connection with his separation arrangements, on 31 March 2007, Mr Weidman forfeited his remaining 19,629 RSU shares.

Mark Ricciardelli

Mr M Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 bearing interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof.

In connection with Mr M Ricciardelli's separation arrangements, on 29 June 2006, the Company agreed that it would vest all restricted stock units not already vested and deliver the underlying shares (totalling 70,918 shares) to Mr M Ricciardelli for sale. A portion of the proceeds of the sale of such shares, together with the simultaneous sale of shares purchased in 2004 by Mr M Ricciardelli (164,821 shares) were used to satisfy the balance of Mr Ricciardelli's loan of $300,000 plus accrued interest of $13,360 through 31 August 2006, his last day of employment.

38 Retirement benefit scheme

Defined contribution schemes
The employees of the Group are covered by defined contribution schemes the costs of which are charged to the income statement when incurred. The total cost of retirement benefits for the Group in the year ended 31 December 2007 was $1.6 million (31 December 2006: $2.6 million).

39 Operating leases

At the following balance sheet dates, the Group was committed to paying total future minimum lease payments under non-cancellable operating leases in each of the following periods:

	Year ended 31 December 2007			Year ended 31 December 2006		
	Land and buildings $'000	**Other $'000**	**Total $'000**	**Land and buildings $'000**	**Other $'000**	**Total $'000**
- within one year	**2,883**	**52**	**2,935**	4,048	111	4,159
- between two and five years	**5,758**	**2**	**5,760**	5,561	29	5,590

- over five years	-	-	-	189	-	189
	8,641	**54**	**8,695**	9,798	140	9,938

The total of future minimum sublease payments expected to be received under non-cancellable subleases at 31 December 2007 was $3.6 million (31 December 2006: $4.7 million).

The gross amount incurred under operating leases during the period ended 31 December 2007 was $5.2 million (31 December 2006: $4.9 million) before deducting income receivable from subleases of $1.0 million (31 December 2006: $1.0 million).

40 Events after the balance sheet date

On 11 January 2008 the Group announced that it had reached agreement to fully and finally commute all exposure under an excess of loss reinsurance treaty effective 31 December 2007. Consequently, the Group has recorded an expense of $8.8 million in the income statement for the year ended 31 December 2007 in respect of this agreement. As the agreement was announced subsequent to the balance sheet date, reinsurance recoverables totalling $41.2 million in respect of this contract are still shown as a reinsurance contract asset in the balance sheet, with a corresponding amount shown under reserves withheld creditors. These corresponding balances of $41.2 million will be eliminated in the first quarter of 2008.

41 Group subsidiaries

The consolidated financial information presents the financial record of the Group for the years ended 31 December 2007 and 31 December 2006. A list of all investments in Group subsidiaries, including the name and country of incorporation is given below. All companies listed are wholly owned subsidiaries of the Group and are fully consolidated into the Group accounts.

The ultimate parent company of the Group is Alea Group Holdings (Bermuda) Ltd.

Details of the Company's subsidiaries at 31 December 2007 are as follows:

Name of subsidiary	Place of Incorporation (or registration) and operation	Proportion of ownership interest in %	Proportion of voting power held in %
Alea Europe Ltd	Switzerland	100	100
Alea (Bermuda) Ltd	Bermuda	100	100
Alea Holdings US Company	USA	100	100
Alea North America Insurance Company	USA	100	100
Alea North America Company	USA	100	100
Alea Holdings UK Limited	England and Wales	100	100
Alea London Limited	England and Wales	100	100
Alea Services UK Limited	England and Wales	100	100
Alea Services AG [1]	Switzerland	100	100
AHUSCO Statutory Trust I	USA	100	100
AHUSCO Statutory Trust II	USA	100	100
AHUSCO Statutory Trust III	USA	100	100
Alea Syndicate Management Limited	England and Wales	100	100
Alea Corporate Member Limited	England and Wales	100	100

---

[1] IRM International Reinsurance Management AG changed its name to Alea Services AG on 14 December 2006.

In 2006 the following five entities were liquidated: Alea Jersey Limited, Alea Global Risk Limited, Alea Holdings Guernsey Limited, Alea Financial UK Limited and Alea Technology Limited. Alea North America Specialty Insurance Company was sold on 29 September 2006 as disclosed in note 10.

####
END

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File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Preliminary Results - Part 2
Released	07:01 06-Mar-08
Number	4883P

RNS Number:4883P
Alea Group Holdings(Bermuda) Ltd
06 March 2008

12 Results of operating activities

Loss from operations has been arrived after charging:

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Depreciation of property, plant and equipment	2,534	4,142
Staff costs (see note 13)	27,579	37,757
Auditors' remuneration (see below)	2,369	3,283

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	Year ended 31 December 2007	Year ended 31 December 2006

	$'000	$'000
Audit services	2,193	2,523
Tax services	46	18
Actuarial and other consulting	130	742
Total auditors' remuneration	2,369	3,283

13 Staff costs

The average monthly number of employees (including Executive Directors) was:

	Year ended 31 December 2007	Year ended 31 December 2006
Underwriting	-	14
Finance	22	45
Information Technology	14	19
Claims	50	48
Technical Accounts	15	22
Management and administration	18	30
	119	178

Their aggregate remuneration comprised:

	Year ended 31 December 2007	Year ended 31 December 2006

	$'000	$'000
Wages and salaries 1	24,401	32,524
Social security costs	1,562	2,608
Other pension costs (see note 38)	1,616	2,625
	27,579	37,757

1 Severance payments of $2.0 million made in the year ended 31 December 2007 (2006: $12.2 million) are excluded in the table above. Of this $2.0 million, $0.4 million (2006: $8.6 million) was provided in the restructuring provision established at 31 December 2005 (see note 27). The remaining $1.6 million has been charged through the income statement in 2007 (see note 6).

14 Finance costs

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Interest on borrowings	18,184	22,990
Other investment expenses	2,932	3,288
Exchange losses/(gains) on non-functional currencies and transactions losses	580	(1,871)
	21,696	24,407

15 Net gains or losses on borrowings

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Capitalised debt raising expenses charged to income statement	518	636
	518	636

16 Income tax expense/(credit)

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Current tax expense/(credit):		
UK corporation tax	(5)	326
Foreign tax	1,002	(4,934)
Total current tax	997	(4,608)
Deferred tax (note 23):	(897)	(1,894)
Total income tax expense/(credit)	100	(6,502)

UK corporation tax is calculated at 30% (2006: 30%) of the estimated assessable UK profit for the year.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The tax expense for the periods presented varied from the stated rate of UK

corporation tax as explained below:

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Loss on ordinary activities before taxation	(78,080)	(7,337)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2006: 30%)	(23,424)	(2,201)
Factors affecting tax expense/(credit):		
Adjustment in respect of foreign tax rates	11,426	611
Adjustment in respect of prior periods	130	(884)
Overseas and other taxes	670	973
Change in UK corporation tax rate used to provide deferred tax asset	79	-
Deferred tax asset in respect of current year losses not recognised	9,936	-
Utilisation of tax losses in respect of which no deferred tax assets were provided	(600)	(4,276)
Other permanent differences	1,883	(725)
Tax expense/(credit) for the year	100	(6,502)

In addition to the amount expensed to the income statement, deferred tax of $1.0 million has been expensed to equity in the year (2006: expense of $Nil).

17 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings	Year ended 31 December 2007 $	Year ended 31 December 2006 $
Earnings for the purposes of basic earnings per share being net loss attributable to equity holders of the Company	(78,179,546)	(835,201)
Effect of dilutive potential ordinary shares:	-	-
Earnings for the purposes of diluted earnings per share	(78,179,546)	(835,201)

Number of shares	Year ended 31 December 2007 Number	Year ended 31 December 2006 Number
Weighted average number of ordinary shares for the purposes of basic earnings per share	173,788,126	173,738,502
Effect of dilutive potential ordinary shares:		
- Share options	-	-
Weighted average number of ordinary shares for the purposes of diluted earnings per share	173,788,126	173,738,502

18 Property, plant and equipment

Computer equipment	Fixtures and office	Other	Total

	and software $'000	equipment $'000	$'000	$'000
Cost or Valuation				
At 1 January 2006	26,117	7,793	1,724	35,634
Additions	705	31	-	736
Exchange difference	2,294	255	120	2,669
Disposals	(6,263)	(3,481)	(131)	(9,875)
At 31 December 2006	22,853	4,598	1,713	29,164
Additions	374	220	53	647
Exchange difference	383	23	133	539
Disposals	(830)	(448)	(2)	(1,280)
At 31 December 2007	22,780	4,393	1,897	29,070
Accumulated depreciation and impairment				
At 1 January 2006	(18,635)	(5,525)	(1,566)	(25,726)
Charge for the year	(3,778)	(336)	(28)	(4,142)
Exchange differences	(1,957)	(230)	(160)	(2,347)
Eliminated on disposals	5,780	3,522	147	9,449
At 31 December 2006	(18,590)	(2,569)	(1,607)	(22,766)
Charge for the year	(2,017)	(392)	(125)	(2,534)
Exchange differences	(357)	(12)	(131)	(500)
Eliminated on disposals	823	394	-	1,217
At 31 December 2007	(20,141)	(2,579)	(1,863)	(24,583)
Carrying amount				
At 31 December 2007	2,639	1,814	34	4,487
At 31 December 2006	4,263	2,029	106	6,398

19 Intangible assets

	Licences $'000
Cost	
At 1 January 2006	9,968
Additions	-
At 31 December 2006	9,968
Additions	-
At 31 December 2007	9,968
Amortisation	
At 1 January 2006	(1,489)
Impairment of asset	-
At 31 December 2006	(1,489)
Impairment of asset	-
At 31 December 2007	(1,489)
Carrying amount	
At 31 December 2007	8,479
At 31 December 2006	8,479

Capitalised licences represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. The licences are tested for impairment at each balance sheet date. At 31 December 2007 the impairment review indicated that the carrying value of the licenses reflects the recoverable amount and no impairment write down is necessary (31 December 2006: no impairment write down was necessary).

20 Deferred acquisition costs

	Deferred acquisition costs $'000
At 1 January 2006	107,000
Change in year	(103,718)
Exchange difference	224
At 31 December 2006	3,506
Change in year	(1,351)
Exchange difference	168
At 31 December 2007	2,323

At 31 December 2007	
Current assets	1,992
Non-current assets	331
	2,323
At 31 December 2006	
Current assets	283
Non-current assets	3,223
	3,506

21 Financial assets

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Available-for-sale investments		
- Equity securities	165	198
- Debt securities	1,365,040	1,664,341

The investments included above represent investments in listed equity securities and listed debt securities. The fair values of these investments are based on quoted market prices.

	As at 31 December 2007		As at 31 December 2006	
Summary by maturity - Debt securities	$'000	%	$'000	%
Less than 1 year	598,506	43.8	661,770	39.8
1 year up to 3 years	317,638	23.3	354,899	21.3
3 years up to 5 years	113,916	8.3	228,385	13.7
5 years up to 10 years	102,707	7.5	136,633	8.2
More than 10 years	232,273	17.1	282,654	17.0
	1,365,040	100.0	1,664,341	100.0

22 Loans and receivables including insurance receivables

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Deposits with ceding undertakings	91,177	118,558
Debtors arising out of insurance operations	1,496	21,989
Debtors arising out of reinsurance operations	101,689	143,993
Amounts due from reinsurance operations not transferring significant risk	-	66,293
Accrued income (1)	42,805	49,282
Other prepayments	5,108	2,531
Other debtors	31,432	38,315
Total loans and receivables including insurance receivables	273,707	440,961
Current asset	49,182	63,710
Non-current asset	224,525	377,251
	273,707	440,961

1 $31.8 million (31 December 2006: $35.2 million) of the renewal rights sales are recorded as accrued income at the balance sheet date as disclosed in note 5.

Loans and receivables including insurance receivables are recorded on the balance sheet at amortised cost.

23 Deferred income tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting period:

Deferred tax assets and liabilities

	Unrealised gains on investments	Depreciation in advance of capital allowances	US subsidiary insurance transaction timing differences and losses	Bonus and pension accruals not currently deductible and other timing differences	Total
	$'000	$'000	$'000	$'000	$'000
At 1 January 2006	-	989	(1,878)	8	(881)
Credit/(expense) to the income statement	-	27	1,878	(11)	1,894
Exchange differences	-	138	-	3	141
At 1 January 2007	-	1,154	-	-	1,154
Expense to equity	(1,030)	-		-	(1,030)
Credit/(expense) to the income statement		(132)	1,030	-	898
Exchange differences		12		-	12
As at 31 December 2007	(1,030)	1,034	1,030	-	1,034

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	As at 31 December 2007	As at 31 December 2006
	$'000	$'000
Deferred tax assets	1,034	1,154
Deferred tax liabilities	-	-
	1,034	1,154

At the balance sheet date the Group has unrecognised deferred tax assets of $66.5 million (31 December 2006: $47.8 million) in respect of tax losses carried forward. The assets have not been recognised due to the unpredictability of future profit streams.

At the balance sheet date, the Group has unused tax losses of $266.7 million (31 December 2006: $182.6 million) available for offset against future profits. Of the losses at 31 December 2007 $62.6 million (31 December 2006: $24.6 million) relate to the US, $151.0 million (31 December 2006: $140.5 million) relate to the UK and $53.1 million (31 December 2006: $17.5 million) relate to Switzerland.

US losses expire as follows: $21.7 million in 2026 and $40.9 million in 2027.

In the UK, tax losses are in part carried forward as disclaimed technical reserves. UK losses have no expiry date.

Swiss losses of $53.1 million expire in 2011.

The deferred tax assets as at 31 December 2007 and as at 31 December 2006 are non-current assets.

The deferred tax liabilities as at 31 December 2007 and as at 31 December 2006 are non-current liabilities.

The deferred income tax expensed to equity during the year is as follows:

	Year ended	Year ended

	31 December 2007 $'000	31 December 2006 $'000
Revaluation reserve1	1,030	-
Hedging and translation reserve2	-	-
	1,030	-

1 The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are taken to this reserve.

2 Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve. The hedging and translation reserve is a component of shareholders' equity.

24 Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Cash at bank and in hand	31,589	69,738
Short-term deposits with credit institutions	122,664	87,482

Total cash and cash equivalents	154,253	157,220

Cash and cash equivalents yielded an effective rate of interest of 4.3% in 2007 (2006: 5.2%).

25 Insurance and reinsurance contracts

Insurance and reinsurance contracts are comprised of the following:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	1,605,617	2,026,102
Discount	(67,541)	(105,855)
	1,538,076	1,920,247
Claims handling provisions	11,815	17,823
Total gross claims outstanding	1,549,891	1,938,070
Provision for unearned premiums on insurance contracts	-	3,444
Total insurance contracts	1,549,891	1,941,514
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	41,162	299,544
Discount	-	(7,657)
Net aggregate excess reinsurance	41,162	291,887
Other reinsurance		
Provision for claims outstanding, reported and not reported	508,651	573,216
Discount	(3,012)	(2,665)
Net other reinsurance	505,639	570,551

Total reinsurance		
Provision for claims outstanding, reported and not reported	549,813	872,760
Discount	(3,012)	(10,322)
Total reinsurers' share of claims outstanding	546,801	862,438
Provision for unearned premiums on reinsurance contracts	-	1,037
Total reinsurance contracts	546,801	863,475
Undiscounted claims outstanding, net of reinsurance	1,067,619	1,171,165
Discount	(64,529)	(95,533)
Claims outstanding net of reinsurance	1,003,090	1,075,632

Security held for aggregate excess reinsurance	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Deposits received from reinsurers	41,162	46,119
Trust fund and LOC collateral available against aggregate excess contracts	-	240,182
Total collateral available against aggregate excess reinsurance recoverable	41,162	286,301

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Current assets	72,669	211,817
Non-current assets	474,132	651,658
Total reinsurance contracts	546,801	863,475
Current liabilities	424,653	697,937
Non-current liabilities	1,125,238	1,243,577
Total insurance contracts	1,549,891	1,941,514

Basis for establishing provision for claims outstanding

Loss reserves for reinsurance business are established based on claims data reported to the Group by ceding companies supplemented with relevant industry benchmark loss development patterns used to project the ultimate incurred loss. Ultimate incurred loss indications are calculated by the Group's actuaries using several standard actuarial methodologies including paid and incurred loss development and the Bornhuetter-Ferguson incurred and paid loss methods.

The Group's actuaries utilise several assumptions in applying each methodology, including loss development factors, expected loss ratios based on pricing analysis, and actual reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuaries' judgement based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

Based on the actuarial indications, the Group selects and records a single point estimate separately for each line of business for each underwriting year. The single point reserve estimate is management's best estimate which the Group considers to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. On a quarterly basis the Group analyses and records its loss reserve estimates across over 400 detailed lines of business which reflect class of business, geographic location, insurance versus reinsurance, proportional versus non-proportional, and treaty versus facultative exposures. In addition, a limited number of the Group's largest contracts are reviewed individually.

During the loss settlement period, additional facts regarding claims are reported. As this occurs it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different to prior estimates. The Group reviews additional reported claim information on a monthly basis. Actual claim experience is compared to that expected from the most recent actuarial reserve review to highlight significant variances. A complete actuarial analysis by detailed line of business including selection of single point estimates is completed

semi-annually and is reviewed by the Group's management.

Underwriting year table

	1999 and prior $'000	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000	2005 $'000	Total $'000
Gross								
Estimate of cumulative claims:								
At end of underwriting year	3,022,313	367,605	386,762	590,359	821,724	1,092,870	630,215	-
One year later	4,564,137	452,324	396,996	612,137	816,546	990,260	610,599	-
Two years later	4,710,816	485,269	417,049	611,228	794,346	883,970	616,375	-
Three years later	4,755,187	507,747	441,839	654,210	786,147	874,949	-	-
Four years later	4,828,948	539,694	440,855	660,908	790,476	-	-	-
Five years later	4,874,927	550,212	459,255	655,037	-	-	-	-
Six years later	4,883,595	563,532	467,672	-	-	-	-	-
Seven years later	4,893,658	560,023	-	-	-	-	-	-
Eight years later	4,874,618	-	-	-	-	-	-	-
Estimate of cumulative claims as at 31 December 2007	4,874,618	560,023	467,672	655,037	790,476	874,949	616,375	8,839,150
Cumulative payments at 31 December 2007	(4,623,090)	(476,632)	(391,183)	(552,650)	(578,367)	(600,775)	(385,598)	(7,608,295)
	251,528	83,391	76,489	102,387	212,109	274,174	230,777	1,230,855
Unearned element of reserves at 31 December 2007	-	-	-	-	(17)	-	(75)	(92)
Earned non-life reserves before effect of discounting as at 31 December 2007	251,528	83,391	76,489	102,387	212,092	274,174	230,702	1,230,763

Life and finite reserves as at 31 December 2007	-	-	-	-	-	-	-	374,854
Claims handling provisions as at 31 December 2007	-	-	-	-	-	-	-	11,815
Present value of reserves before discount recognised in the balance sheet as at 31 December 2007	-	-	-	-	-	-	-	1,617,432

	1999 and prior $'000	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000	2005 $'000	Total $'000
Reinsurance recoverable Estimate of cumulative claims:								
At end of underwriting year	557,558	87,617	140,151	176,731	165,184	177,565	144,472	-
One year later	1,544,260	163,700	173,153	196,084	184,701	145,792	132,953	-
Two years later	1,662,449	156,068	177,605	211,944	190,173	137,365	128,042	-
Three years later	1,646,776	149,374	152,152	212,974	182,641	147,960	-	-
Four years later	1,660,199	136,623	146,574	199,845	173,223	-	-	-
Five years later	1,684,626	130,220	157,163	181,349	-	-	-	-
Six years later	1,667,762	130,984	157,466	-	-	-	-	-
Seven years later	1,669,539	128,163	-	-	-	-	-	-
Eight years later	1,652,959	-	-	-	-	-	-	-
Estimate of cumulative recoveries at 31 December 2007	1,652,959	128,163	157,466	181,349	173,223	147,960	128,042	2,569,162
Cumulative recoveries received at 31 December 2007	(1,538,292)	(110,301)	(147,733)	(173,738)	(135,848)	(97,220)	(93,305)	(2,296,437)
	114,667	17,862	9,733	7,611	37,375	50,740	34,737	272,725
Unearned element of reinsurance recoverable	-	-	-	-	-	-	-	-

at 31 December 2007								
Earned net non-life reinsurance recoverable before effect of discounting as at 31 December 2007	114,667	17,862	9,733	7,611	37,375	50,740	34,737	272,725
Life and finite reinsurance recoverable as at 31 December 2007	-	-	-	-	-	-	-	277,088
Present value of reinsurance recoverable before discount recognised in the balance sheet as at 31 December 2007	-	-	-	-	-	-	-	549,813

	1999 and prior $'000	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000	2005 $'000	Total $'000
Net								
Estimate of cumulative claims:								
At end of underwriting year	2,464,755	279,988	246,611	413,628	656,540	915,305	485,743	-
One year later	3,019,877	288,624	223,843	416,053	631,845	844,468	477,646	-
Two years later	3,048,367	329,201	239,444	399,284	604,173	746,605	488,333	-
Three years later	3,108,411	358,373	289,687	441,236	603,506	726,989	-	-
Four years later	3,168,749	403,071	294,281	461,063	617,253	-	-	-
Five years later	3,190,301	419,992	302,092	473,688	-	-	-	-
Six years later	3,215,833	432,548	310,206	-	-	-	-	-
Seven years later	3,224,119	431,860	-	-	-	-	-	-
Eight years later	3,221,659	-	-	-	-	-	-	-
Estimate of net cumulative claims at 31 December 2007	3,221,659	431,860	310,206	473,688	617,253	726,989	488,333	6,269,988
Net cumulative payments at 31 December 2007	(3,084,798)	(366,331)	(243,450)	(378,912)	(442,519)	(503,555)	(292,293)	(5,311,858)
	136,861	65,529	66,756	94,776	174,734	223,434	196,040	958,130

Unearned element of reserves at 31 December 2007	-	-	-	-	(17)	-	(75)	(92)
Earned net non-life reserves before effect of discounting as at 31 December 2007	136,861	65,529	66,756	94,776	174,717	223,434	195,965	958,038
Net life and finite reserves as at 31 December 2007	-	-	-	-	-	-	-	97,766
Claims handling provisions as at 31 December 2007	-	-	-	-	-	-	-	11,815
Present value of net reserves before discount recognised in the balance sheet as at 31 December 2007	-	-	-	-	-	-	-	1,067,619

(1) In June 2000 the Group added a UK insurance and reinsurance license through the acquisition of The Imperial Fire And Marine Company Limited ('Imperial') (now called Alea London Limited). In acquiring this entity, the Group assumed insurance and reinsurance liabilities relating to 1999 and prior underwriting years written by Imperial. This explains the significant increase in cumulative claims in respect of 1999 and prior underwriting years that occurs in the table above between 31 December 1999 and 31 December 2000. The increase in gross cumulative claims in respect of 1999 and prior as a result of the acquisition was $1,620.2 million and the increase in ceded cumulative claims was $897.7 million.

(2) The underwriting year development table above includes all cumulative claims in respect of underwriting years 1987 to 2005. It also includes 1986 and prior underwriting year claims paid in calendar years 1999 to 2006, and the reserves in respect of 1986 and prior at each balance sheet date from 1999 to 2006.

(3) The insurance and reinsurance claims outstanding carried in the balance sheet of the Group include gross and ceded amounts in respect of Canadian structured settlement life business. The gross and ceded amounts match exactly,

to leave no net liability. As these balances relate to life business they are excluded from the underwriting year development table. Consequently, in order to achieve reconciliation to the balance sheet gross and ceded claims outstanding, they are added back in the table above. The amount as at 31 December 2007 was $277.1 million (2006: $246.2 million).

26 Borrowings

The borrowings are repayable as follows:	As at 31 December 2007 $'000	As at 31 December 2006 $'000
On demand or within one year	-	200,000
In the second year	30,000	-
In the third to fifth years inclusive	-	-
After five years	120,000	120,000
Total borrowings	150,000	320,000
Less: Capitalised debt raising expenses	(2,215)	(2,733)
Total borrowings net of capitalised expenses	147,785	317,267

Analysis of borrowings:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Amounts owed to credit institutions	30,000	200,000
Trust preferred securities	120,000	120,000
Total borrowings	150,000	320,000

All borrowings are recorded at fair value. The directors consider the carrying

values disclosed above to be a reasonable approximation of the fair value at the year end.

Conditions attaching to amounts owed to credit institutions as at 1 January 2007

The three-year bank term loan of $200.0 million (of which $150.0 million had been drawn down) and the $50.0 million revolver carried an interest margin of 120 basis points, which was adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility was additionally subject to a commitment fee of 40% of the applicable margin.

These borrowings fell due for repayment in September 2007. On 19 April 2007, the Group repaid $25.0 million of the term loan and all of $50.0 million revolver using its cash reserves, leaving an outstanding amount of $125.0 million.

Conditions attaching to the term loan agreed 6 July 2007

The Group drew down the maximum aggregate commitment under this new term loan agreement of $90.0 million. This was due for repayment in three equal instalments of $30.0 million on 16 October 2007, 14 January 2008 and 18 July 2009. However, the Group made an optional prepayment of $60.0 million on 18 July 2007. The remaining loan of $30.0 million was repaid on 14 January 2008. It carried an interest margin of 200 basis points over LIBOR.

Trust preferred securities

	Restructuring Provision $'000
At 1 January 2006	17,562
Utilisation of provision due to onerous contracts	(2,052)
Reversal of provision due to onerous contracts 1	(2,500)
Utilisation of provision due to severance payments	(8,638)
Exchange difference	869
At 31 December 2006	5,241

Utilisation of provision due to onerous contracts	(2,448)
Utilisation of provision due to severance payments	(426)
Severance participation received due to sale of renewal rights	310
Exchange difference	160
At 31 December 2007	2,837

In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years.

27 Provisions

1 As a result of Alea North America's sublease of its empty offices in Wilton a reversal of the previously recognised provision for onerous contracts has been made. The reversal is part of the restructuring costs presented in the income statement.

For further details regarding the restructuring costs see note 6.

At 31 December 2007	
Current liabilities	1,955
Non-current liabilities	882
	2,837
At 31 December 2006	
Current liabilities	3,433
Non-current liabilities	1,808
	5,241

28 Other liabilities and charges

	Deferred reinsurance commission $'000	Other accruals and deferred income 1 $'000	Total $'000
At 1 January 2006	3,362	33,783	37,145
Change in the period	(516)	4,782	4,266
Exchange difference	-	(457)	(457)
At 31 December 2006	2,846	38,108	40,954
Change in the period	(1,405)	(6,550)	(7,955)
Exchange difference	-	236	236
At 31 December 2007	1,441	31,794	33,235

1 Includes regulatory levies of $4.7 million for Alea US (2006: $7.9 million).

At 31 December 2007	
Current liabilities	29,119

Non-current liabilities	4,116
	33,235
At 31 December 2006	
Current liabilities	38,545
Non-current liabilities	2,409
	40,954

29 Trade and other payables

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Insurance balance payable	9,340	7,109
Reinsurance balance payable	105,220	177,726
Deposits received from reinsurers	33,530	52,847
Reserves withheld creditors	42,048	47,004
Liabilities from reinsurance operations not transferring significant risk	230	67,342
Other taxes and social securities	1,373	3,578
Total trade and other payables	191,741	355,606
Current liabilities	65,707	54,380
Non-current liabilities	126,034	301,226
	191,741	355,606

30 Consolidated statement of changes in equity

Attributable to equity holders of the Company

Share	Share	Capital	Revaluation	Hedging and	Retained	Share	Total

	capital	premium	reserve	reserve 1	translation reserves 2	earnings	based payment reserve	
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2006	1,738	629,668	75,381	(23,697)	5,305	(204,974)	720	484,141
Loss of the period	-	-	-	-	-	(78,180)	-	(78,180)
Revaluation on available for sale investments - gross	-	-	-	14,342	-	-	-	14,342
Revaluation on available for sale investments - tax	-	-	-	(1,030)	-	-	-	(1,030)
Movement in share based payment reserve	-	-	-	-	-	-	146	146
Translation gains - gross	-	-	-	-	8,620	-	-	8,620
Translation gains - tax	-	-	-	-	-	-	-	-
As at 31 December 2007	1,738	629,668	75,381	(10,385)	13,925	(283,154)	866	428,039

Attributable to equity holders of the Company

	Share capital	Share premium	Capital reserve	Revaluation reserve 1	Hedging and translation reserves 2	Retained earnings	Share based payment reserve	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2006	1,737	629,311	75,381	(12,671)	(176)	(204,139)	986	490,429
Issuance of shares	1	357	-	-	-	-	(358)	-
Loss of the period	-	-	-	-	-	(835)	-	(835)
Revaluation on available for sale investments - gross	-	-	-	(11,026)	-	-	-	(11,026)
Revaluation on available for sale investments -	-	-	-	-	-	-	-	-

tax								
Movement in share based payment reserve	-	-	-	-	-	-	92	92
Translation gains - gross	-	-	-	-	5,481	-	-	5,481
Translation gains - tax	-	-	-	-	-	-	-	-
As at 31 December 2006	1,738	629,668	75,381	(23,697)	5,305	(204,974)	720	484,141

1 The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are taken to this reserve.

2 Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

31 Share capital

	As at 31 December 2007 Number '000s	As at 31 December 2007 $'000	As at 31 December 2006 Number '000s	As at 31 December 2006 $'000
Authorised:				
Common shares of $0.01	1,000,000	10,000	1,000,000	10,000
Total authorised	1,000,000	10,000	1,000,000	10,000

Allotted, called up and fully paid:

Common shares of $0.01	173,788	1,738	173,788	1,738
Total allotted, called up share capital and fully paid	173,788	1,738	173,788	1,738

32 Stock options and restricted shares

Bermuda Plan

Alea Group Holdings AG (a former Group company which was merged with Alea Europe Ltd in 2005) had in place a stock purchase and option plan for key employees and advisors known as the 1998 Amended and Restated Stock Option Plan for Key Employees and Subsidiaries (the ''Swiss Plan''). The Company adopted a 2002 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries, as amended (the ''Bermuda Plan''), in connection with the re-domiciling of the ultimate parent company of the Group to Bermuda and all awards under the Swiss Plan are now governed by the terms of the Bermuda Plan. The terms of the Bermuda Plan are substantially similar to the terms of the Swiss Plan. All Alea Group Holdings AG non-voting participation shares and options were exchanged for common shares and options in connection with an equity exchange offer that was completed on 3 April 2002. In total, 15,000,000 common shares are authorised for use under the Bermuda Plan.

The exercise price of the options will be the fair market value of the common shares on the grant date. Generally, the options vest rateably over a five-year period except in the case of performance options where vesting is affected by attainment of certain pre-approved financial targets. The exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment. Certain options granted contain shortened expiration and vesting periods.

The terms of the Company's common shares and the exercise price of the options to acquire company common shares on the purchase/grant date were determined by the Remuneration Committee in accordance with the terms of the Bermuda Plan. The Bermuda Plan was terminated as to future grants with effect from 19 November 2003.

Executive Plan

The Company's shareholders have adopted the Alea Executive Option and Stock Plan and the Alea Sharesave Plan ("Executive Plan"). The Executive Plan provides for the grant of time and performance options, restricted stock units and share savings for employees. The exercise price of options granted shall not be less than the middle market quotation for the Company's shares on the dealing day preceding the date of grant. The number of common shares granted in any period under all of the Company's employee share schemes (excluding shares issuable on exercise of options granted prior to 19 November 2003) may not exceed 10% of the Company's issued ordinary share capital. Generally, the vesting period of an option granted under the Executive Plan is subject to the discretion of the Board (or a committee thereof) provided that vesting for certain tax qualified options may not be earlier than 3 years or more than 10 years after the date of grant and unless any relevant performance conditions have been satisfied.

Other

The company has issued to Fisher Capital Corp. LLC certain options to acquire common shares, which are fully vested and are exercisable within 15 years of the date of grant. In connection with a consulting agreement, the company has issued restricted shares which are fully vested to Richard Delaney, a former director. These shares and options were not granted pursuant to either Plan.

Transactions involving common share options are disclosed in note 33.

33 Share-based payments

Equity-settled share option plan

The Group plans provide for a grant price equal to the average quoted market price of the Group shares on the date of grant. The vesting period is generally 5 years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are typically contractually forfeited if the employee leaves the Group subject to certain exercise periods that apply to vested options and to certain options granted in 2005 pursuant to the Executive Plan.

	Year ended 31 December 2007		Year ended 31 December 2006	
	Number of options	Weighted average exercise price in $	Number of options	Weighted average exercise price in $
Options outstanding at beginning of year	4,688,676	3.68	9,383,428	3.65
Options granted during the year	-	-	-	-
Options forfeited during the year	(1,664,942)	3.78	(4,694,752)	3.95
Options exercised during the year	-	-	-	-
Options which expired during the year	-	-	-	-
Options outstanding at end of year	3,023,734	3.62	4,688,676	3.68
Options exercisable at end of year	2,509,850	3.56	3,153,866	3.59

No options were exercised during the year. The options outstanding at 31 December 2007 had a weighted average exercise price of $3.62 (2006: $3.68), and the weighted average remaining contractual lives of those options are as follows.

Year ended 31 December 2007			Year ended 31 December 2006		
Range of exercise	Weighted Average	Number of share	Range of exercise	Weighted Average	Number of share

	prices	Remaining Contractual Life	options outstanding	prices	Remaining Contractual Life	options outstanding
Options outstanding at end of year divided into meaningful ranges						
Share options issued in respect of Alea Group Holdings AG after repricing	$3.22 -$3.22	0.97	60,880	$3.22 -$3.22	2.04	142,660
Alea Group Holdings (Bermuda) Ltd options granted pre - IPO	$3.22 -$4.30	3.09	2,266,844	$3.22 -$4.30	4.27	2,840,480
Alea Group Holdings (Bermuda) Ltd options granted post - IPO	$3.21 -$4.31	6.81	696,010	$3.21 -$4.31	7.95	1,705,536
All options	$3.21 -$4.31	3.91	3,023,734	$3.21 -$4.31	5.54	4,688,676

No options were granted during the twelve months ended 31 December 2007 (2006: No options granted).

The Group recognised the following total expenses and repurchases in respect of equity-settled share based payment transactions:

	Year ended 31 December 2007 '000	Year ended 31 December 2006 '000
Total expense recognised for the year arising from share-based payment transactions that were recognised immediately as an expense - (all are equity settled)	187	(86)
RSU expense charged in year	(41)	178
Cash repurchases of vested options held by leavers	-	-

	146	92

34 Cash used in operations

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Loss for the year	(78,180)	(835)
Adjustments for:		
- tax expense/(credit)	100	(6,502)
- depreciation	2,534	4,142
Net cash flows for the period transferred to investing activities	(55,380)	(85,429)
(Proft)/loss on sale of property, plant and equipment	(16)	305
Net realised gains on sale of subsidiary	-	(4,336)
Debt interest expense	18,184	22,990
(Profit)/loss on foreign exchange	(4,388)	1,500

Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)

Net decrease in insurance liabilities	(444,459)	(979,468)
Net decrease in reinsurance assets	332,392	212,680
Net decrease in loans and receivables	179,495	364,831
Net decrease in other operating liabilities	(191,192)	(116,968)
Net movement in share based payment reserve	146	91
Cash used in operations	(240,764)	(586,999)

35 Contingent liabilities

Structured settlements

The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001.

In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, at 31 December 2007, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 41.5 million Canadian Dollars ($41.6 million) and the maximum in relation to any one insurer 18.6 million Canadian Dollars ($18.7 million).

Subpoenas and requests for information/regulatory matters

The US domiciled insurance members of the Group received certain subpoenas and information requests with respect to the ongoing investigations by various regulators and governmental authorities relating to industry-wide investigations into US producer compensation practices and arrangements. In November 2004, Alea North America Insurance Company ("ANAIC") received a subpoena from the Attorney General of New York and, together with Alea North America Speciality Insurance Company ("ANASIC"), received inquiries from the insurance departments of Delaware and North Carolina. No allegations of wrongdoing have been made against ANAIC, ANASIC nor any of their employees, nor does the Group have reason to believe that any of them are specific targets of any investigation.

The Group has cooperated fully with these inquiries. After concluding their internal investigations in connection with these matters, these member companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Certain members of the Group have received subpoenas and information requests with respect to finite reinsurance from the US Securities and Exchange Commission, the FSA, the Australian Prudential Regulatory Authority and the Florida and Delaware state insurance authorities.

The Group has cooperated or is cooperating fully with each authority from which it has received an inquiry and is aware of no improper conduct.

These industry-wide investigations, including certain of the investigations to which the Group is a party, are ongoing and it is not possible to predict the impact that these investigations, or any enquiries specific to the Group, may have on the Group's current or future business and financial results. Moreover, there can be no assurance that further investigations will not be initiated or reopened in the future.

In connection with a periodic market conduct examination, the California Department of Insurance has disputed certain fees collected from policyholders by two agents of one of the Group's subsidiaries. The Group disagrees with the Department's position, but is cooperating to audit these fee arrangements. The agreements with the agents involved have been terminated. It is not possible to predict the impact of this dispute on the Group's financial results.

Company contingent liabilities

In 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating entities. These guarantees were in addition to the

pre-existing guarantees already in place between certain subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees required that the Company make funds available to the insurance operating entities to allow the entities to fulfil their insurance or reinsurance obligations to the client/customer incurred while the guarantee remained in effect. The Group terminated all top down and other intra-Group guarantees effective 30 November 2006.

36 Exposure to specific credit risk

Exposure to Lumbermens

In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd and Lumbermens entered into a 100% quota share reinsurance of the Lumbermens business written by Equus Re through 3 December 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea (Bermuda) Ltd for losses in excess of a 75% paid loss ratio on the same business incepting prior to 1 October 1999 (the "Protected Business"). In addition to the Protected Business, the parties agreed that the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd (the "Fronted Business"). Concurrent with these arrangements, Lumbermens retained Alea North America Company ("ANAC") as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business.

The respective obligations of Alea (Bermuda) Ltd and Lumbermens noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. The Group's balance sheet therefore, records (i) no net balance due from Lumbermens under the Protected Business, as the 75% paid loss ratio was met in late December 2003 (specifically, $64.35

million due to and from Lumbermens), and (ii) as at 31 December 2007, an aggregate balance due to Lumbermens under the Fronted Business and in respect of business written by Equus Re between 1 October 1999 and 3 December 1999 of $39.2 million, after taking credit for amounts treated as paid for accounting purposes.

As is required for credit for reinsurance purposes when cessions are made to non-US licensed reinsurers, Alea (Bermuda) Ltd must collateralise its obligations to Lumbermens. Pursuant to contract, the amount of posted collateral is required to equal 120% of the estimated loss reserves, which based on the above year-end balance due from Alea (Bermuda) Ltd would be approximately $47.0 million.

Alea (Bermuda) Ltd and Lumbermens continue to disagree over the level of reserves requiring collateralisation. However, following commutations completed in 2007 with Lumbermens with respect to certain ceding companies and a further release of collateral at the request by Alea (Bermuda) Ltd, on 31 December 2007, the posted collateral was reduced to $99.4 million (31 December 2006 $134.6 million). Either party may require an independent actuarial estimate of applicable reserves to resolve their differences with regard to the required collateral calculation. Neither party has required another independent reserve estimate since the last independent reserve estimate dated as of 30 September 2004.

Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The mutual obligations of Alea (Bermuda) Ltd and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. Accordingly, having taken legal advice, the Group believes that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens. However, no assurance can be given that a court would uphold these mutual offset provisions and contractual rights.

37 Related party transactions

Kohlberg Kravis Roberts & Co., L.P./Fisher Capital Corp. L.L.C.

At 30 June 2007, certain parties related to Kohlberg Kravis Roberts & Co., L.P. owned in excess of 40% of the Company's issued shares. In connection with that ownership, the Company had in place certain relationship, management rights, shareholder and advisory fee agreements, as amended with Kohlberg Kravis Roberts & Co., L.P., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership and Fisher Capital Corp. L.L.C. These agreements were further described in the Company's Listing Particulars dated 14 November 2003 and provided for annual advisory fees of $750,000 payable to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 payable to Fisher Capital Corp. L.L.C., also a shareholder. In connection with negotiations pertaining to acquisition of control of the Company by FIN Acquisition Limited, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC agreed to waive payment of these fees for the period commencing 1 April 2007. These agreements were terminated effective 5 July 2007 in connection with the acquisition of control of the Company by FIN Acquisition Limited. As at 31 December 2007, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC had received $187,500 and $87,500 in advisory fees, respectively. As at 31 December 2007 the balance due under these arrangements was $Nil (31 December 2006: $Nil). Certain of the Company's former Directors held interests in these entities as described in the Directors' Report included within the Annual Report 2006.

Fortress Investment Group

At 31 December 2007, certain parties related to Fortress Investment Group owned 72.40% of the Company's issued shares. Effective 1 October 2007 the Company put in place an advisory fee agreement with FIG LLC, a Fortress affiliate ("Fortress"), under which the Company has agreed to pay Fortress $1,000,000 per year, payable quarterly in arrears, for advisory services. At 31 December 2007, Fortress had received $Nil. As at 31 December 2007 the balance due under these arrangements was $250,000. The Fortress Directors' beneficial interests in common shares of the Company as at 31 December 2007 were as follows:

Name of Director	Number of common shares
Robert I Kauffman1	125,826,832
Randal A Nardone1	125,826,832

1 Robert Kauffman and Randal Nardone are members of the Joint Investment Committee formed pursuant to the terms of a Joint Investment Committee Agreement ("JICA") by and among FIG Corp., Fortress Investment Group LLC (the direct parent of FIG Corp. "Fortress"), Fortress Operating Entity I LP, Fortress Operating Entity II LP, Messrs Kauffman, Nardone, Peter L. Briger Jr., Wesley R. Edens and Michael R. Novogratz. Under the terms of the JICA, each other party to the Joint Investment Committee Agreement has delegated all power to control, to direct or to cause the direction of the management and policies of the Company to Messrs Kauffman, Nardone and Edens. As such Messrs Kauffman and Nardone are interested in the 125,826,832 common shares owned by FIN Acquisition Limited, an indirect wholly-owned subsidiary of Fortress.

In connection with services involving potential acquisition opportunities in the property and casualty insurance sector that may be performed by Mark Cloutier and Kirk Lusk, these executive directors of the Company entered into a consultancy agreement effective 1 October 2007 with Fortress Capital Finance III (A) LLC, a Fortress affiliate, whereby each would be paid $2,000 per day spent on such activities plus a discretionary bonus. At 31 December 2007, $Nil had been paid or accrued under this arrangement.

Loans to officers

Loans to officers were offered in connection with their purchase of Company shares and are interest bearing, full recourse and made on consistent terms as

those to other employees.

As at 31 December 2007 the Group had received repayment of all loans made to key management personnel and had loans to key management personnel, in aggregate principal amounts of $Nil (31 December 2006: $140,000). The number of key management personnel that had outstanding loans at 31 December 2007 was $Nil (31 December 2006: 2). Key management personnel are as described below.

Appleby Hunter Bailhache

Timothy C Faries, a Director of the Company until 5 July 2007, is a partner and the Insurance Team Practice Leader at Appleby Hunter Bailhache, Barristers & Attorneys, in Bermuda. In 2007, from 1 January to 5 July the Company paid $81,866 (2006: $49,338 from 1 January to 31 December) in respect of fees for legal and corporate administrative services provided by Appleby Hunter Bailhache. Mr Faries resigned as a director on 5 July 2007.

As at 31 December 2007 the amount outstanding was $Nil (31 December 2006: $373).

Key management personnel

The Group considers its key management personnel to include its Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations.

Remuneration of key management personnel

The remuneration of the Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations, who are the key management personnel

of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. For the period ended 31 December 2007 this included 14 individuals (2006: 13).

	Year ended 31 December 2007 $	Year ended 31 December 2006 $
Short-term employee benefits	6,512,367	3,190,672
Post-employment benefits	62,250	41,571
Other long-term benefits	Nil	114,783
Termination benefits	127,244	2,244,314
Share-based payment	Nil	171,830
Total	6,701,861	5,763,170

Key management personnel employment and retention contracts

Members of the Group have entered into employment and retention contracts with Executive Directors and/or certain members of key management, in each case taking into account the practices in the jurisdiction where the Group operates. Compensation and termination benefits in the table above include amounts paid in 2006 and 2007 to Executive Directors and certain members of key management under such contracts, to the extent not reported in earlier periods.

Share and loan transactions with members of key management

Kirk Lusk

Mr Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr Lusk's loan in 2005. In October 2006, Mr Lusk paid the 2006 principal instalment of $10,000 on this loan plus accrued interest of $2,118 through the instalment payment date. In September 2007, Mr Lusk repaid the full principal balance of his loan and accrued interest with the proceeds of the tender of his shares to FIN Acquisition Limited.

Share and loan transactions with members of key management

Thomas Weidman

Mr Weidman was granted a $99,999 loan in connection with the share purchase program, bearing interest at 3.7665% and repayable in instalments of 20% each 31 August commencing in 2006. The Board approved a deferral of principal and interest on Mr Weidman's loan in 2006. Mr Weidman fully repaid the principal balance of his loan plus accrued interest in July 2007 with the proceeds of the sale of his shares of the Company. In accordance with the terms of his RSU award, Mr Weidman was issued 6,543 RSU shares on 21 September 2006. In connection with his separation arrangements, on 31 March 2007, Mr Weidman forfeited his remaining 19,629 RSU shares.

Mark Ricciardelli

Mr M Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 bearing interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof.

In connection with Mr M Ricciardelli's separation arrangements, on 29 June 2006, the Company agreed that it would vest all restricted stock units not already vested and deliver the underlying shares (totalling 70,918 shares) to Mr M Ricciardelli for sale. A portion of the proceeds of the sale of such shares, together with the simultaneous sale of shares purchased in 2004 by Mr M Ricciardelli (164,821 shares) were used to satisfy the balance of Mr Ricciardelli's loan of $300,000 plus accrued interest of $13,360 through 31 August 2006, his last day of employment.

38 Retirement benefit scheme

Defined contribution schemes

The employees of the Group are covered by defined contribution schemes the costs of which are charged to the income statement when incurred. The total cost of retirement benefits for the Group in the year ended 31 December 2007 was $1.6 million (31 December 2006: $2.6 million).

39 Operating leases

At the following balance sheet dates, the Group was committed to paying total future minimum lease payments under non-cancellable operating leases in each of the following periods:

		Year ended 31 December 2007			Year ended 31 December 2006	
	Land and	Other	Total	Land and	Other	Total

	buildings $'000	$'000	$'000	buildings $'000	$'000	$'000
- within one year	2,883	52	2,935	4,048	111	4,159
- between two and five years	5,758	2	5,760	5,561	29	5,590
- over five years	-	-	-	189	-	189
	8,641	54	8,695	9,798	140	9,938

The total of future minimum sublease payments expected to be received under non-cancellable subleases at 31 December 2007 was $3.6 million (31 December 2006: $4.7 million).

The gross amount incurred under operating leases during the period ended 31 December 2007 was $5.2 million (31 December 2006: $4.9 million) before deducting income receivable from subleases of $1.0 million (31 December 2006: $1.0 million).

40 Events after the balance sheet date

On 11 January 2008 the Group announced that it had reached agreement to fully and finally commute all exposure under an excess of loss reinsurance treaty effective 31 December 2007. Consequently, the Group has recorded an expense of $8.8 million in the income statement for the year ended 31 December 2007 in respect of this agreement. As the agreement was announced subsequent to the balance sheet date, reinsurance recoverables totalling $41.2 million in respect of this contract are still shown as a reinsurance contract asset in the balance sheet, with a corresponding amount shown under reserves withheld creditors. These corresponding balances of $41.2 million will be eliminated in the first quarter of 2008.

41 Group subsidiaries

The consolidated financial information presents the financial record of the Group for the years ended 31 December 2007 and 31 December 2006. A list of all investments in Group subsidiaries, including the name and country of incorporation is given below. All companies listed are wholly owned subsidiaries of the Group and are fully consolidated into the Group accounts.

The ultimate parent company of the Group is Alea Group Holdings (Bermuda) Ltd.

Details of the Company's subsidiaries at 31 December 2007 are as follows:

Name of subsidiary	Place of incorporation (or registration) and operation	Proportion of ownership interest in %	Proportion of voting power held in %
Alea Europe Ltd	Switzerland	100	100
Alea (Bermuda) Ltd	Bermuda	100	100
Alea Holdings US Company	USA	100	100
Alea North America Insurance Company	USA	100	100
Alea North America Company	USA	100	100
Alea Holdings UK Limited	England and Wales	100	100
Alea London Limited	England and Wales	100	100
Alea Services UK Limited	England and Wales	100	100
Alea Services AG 1	Switzerland	100	100
AHUSCO Statutory Trust I	USA	100	100
AHUSCO Statutory Trust II	USA	100	100
AHUSCO Statutory Trust III	USA	100	100
Alea Syndicate Management Limited	England and Wales	100	100
Alea Corporate Member Limited	England and Wales	100	100

1 IRM International Reinsurance Management AG changed its name to Alea Services AG on 14 December 2006.

In 2006 the following five entities were liquidated: Alea Jersey Limited, Alea Global Risk Limited, Alea Holdings Guernsey Limited, Alea Financial UK Limited and Alea Technology Limited. Alea North America Specialty Insurance Company was sold on 29 September 2006 as disclosed in note 10.

####

This information is provided by RNS
The company news service from the London Stock Exchange

END

File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Preliminary Results Amendment
Released	07:01 07-Mar-08
Number	5826P

7 March 2008

Alea Group Holdings (Bermuda) Ltd ("Alea" or the "Company")

Audited results for the 12 months ended 31 December 2007 - Amendment

Hamilton, Bermuda

Further to yesterday's announcement of Alea's results for the 12 months ended 31 December 2007 (the "Announcement"), it has come to the Company's attention that certain items of financial disclosure contained in the Announcement contained minor inaccuracies.

These inaccuracies appeared in the tables included in the Financial Review and in Section 4 of the Announcement (i) presenting the Alea Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2007 by class of business and year and (ii) analysing Alea's gross claims outstanding between incurred but not reported ("IBNR") and case reserves at 31 December 2007. The total provision for claims outstanding, reported and not reported is not affected by these inaccuracies.

These inaccuracies are not felt by management to have a material impact on their previous conclusion that the Directors properly discharged their obligations as set out in the Statement of Directors' Responsibilities to produce financial statements showing a true and fair view of the Alea Group's position and results and in compliance with International Financial Reporting Standards. The Company has corrected these inaccuracies and will release revised financial statements including revised disclosures as soon as possible.

#####

For further information, please contact:

Mark Cloutier
+1 (441) 296-9150

Financial Dynamics
Nick Henderson or Robert Bailhache
+44 (20) 7269 7114

These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

END

Close

File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Revised Preliminary Results
Released	07:02 10-Mar-08
Number	6909P

This announcement replaces the previous Preliminary Results announcement (RNS numbers 4882P and 4883P), released at 07.01am on 6 March 2008.

Alea Group Holdings (Bermuda) Ltd

Audited results for the 12 months ended 31 December 2007

Alea announces full year 2007 results and provides an update on run-off

Financial Performance

- Insurance contracts liabilities decreased by 20.2% from $1,941.5 million at 31 December 2006 to $1,549.9 million at 31 December 2007.
- Investment income of $73.1 million (2006[1]: $94.8 million) reflecting a decrease in invested assets as cash is used for claims payments and commutations.
- Other operating expenses for 2007 were $59.7 million (2006: $66.6 million) which includes $11.9 million of one-time transaction related expenses, which on a per share[2] basis[3] was $0.07.
- Result of operating activities of $(56.4) million (2006: $17.1 million).
- Adverse reserve development, net of reinsurance excluding the impact of commutations and discount in the year ended 31 December 2007 of $29.9 million (2006: adverse reserve development of $37.6 million, net of reinsurance excluding the impact of commutations and discount).
- Agreements to commute two excess of loss reinsurance treaties resulted in a loss of $33.8 million, which on a per share basis was $0.19.
- Loss after tax in 2007 of $78.2 million (2006: loss after tax of $0.8 million) which on a per share basis was $0.45 (2006: loss per share of $0.00).
- Net asset value of $2.46 per share compared with 31 December 2006 of $2.79 per share including the impact of unrealised losses on investments.
- Subsequent to 31 December 2007 the Group repaid all of its outstanding bank loans.

Operational Highlights

- Staff headcount reduced to 105 as at 31 December 2007 down from 137 as at 31 December 2006.

Directorate Changes and Corporate Actions

Several events in 2007 resulted in a significant change in both the ownership and the Board of Directors of Alea Group Holdings (Bermuda) Ltd. Following the acquisition by FIN Acquisition Limited of approximately 67% of the Company's[4] shares in issue, on 6 July 2007, the Group announced the resignation of each of John Reeve, Timothy Faries, James Fisher, Todd Fisher, Perry Golkin, R. Glenn Hilliard, and Scott Nuttall as directors of the Company with effect from 5 July 2007. The Group further announced the appointment of Robert Kauffman, Randal Nardone and Greg Share as non-executive directors of the Company with simultaneous effect. Mr Kauffman was also appointed Chairman of the Board.

On 10 July 2007, the Group announced the conversion of the currency in which the Company's shares trade on the London Stock Exchange from pounds sterling to US dollars. On 18 July 2007, the Group announced it had posted a circular to its shareholders relating to the conversion of the Company's listing on the Official List of the UK Listing Authority from a primary listing to a secondary listing, with an effective date of 16 August 2007.

On 23 July 2007, FIN Acquisition Limited announced it had closed to further acceptances on 20 July 2007, its recommended cash offer to acquire the shares of Alea Group Holdings (Bermuda) Ltd, which increased its ownership to 72.4%.

Dividend

The Company has not proposed a dividend for the 2007 financial year (2006: $Nil).

Notes

1. Except where specifically indicated all statements refer to the twelve months ended 31 December 2007 or 31 December 2006.
2. Weighted average number of ordinary shares of 173.8 million (2006: 173.7 million).
3. Basic and diluted loss per share are the same value.
4. "Company" refers to Alea Group Holdings (Bermuda) Ltd only. "Group" refers to Alea Group Holdings (Bermuda) Ltd and all its subsidiaries.

Financial information presented herein has been prepared in accordance with International Financial Reporting Standards ("IFRS").

For further information, please contact:

Mark Cloutier
+1 441 296 9150

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7114

Past performance cannot be relied upon as a guide to future performance.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

This document is the revised Annual Financial Report and financial statements and replaces the Annual Financial Report and original financial statements which were approved by the Board of Directors on 5 March 2008 and issued to the market on 6 March 2008.

The Financial Review and note 4 to the financial statements contain tables (i) presenting the Alea Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2007 by class of business and year and (ii) analysing Alea's gross claims outstanding between incurred but not reported ("IBNR") and case reserves at 31 December 2007. In the original financial statements, due to an arithmetical error, the analysis between classes was incorrect, although the totals by year and the grand totals were correct, and the analysis between IBNR and case reserves was incorrect. No other note disclosures,

primary financial statements or commentary in the Financial Review was affected. These inaccuracies have been corrected in the revised Annual Financial Report and financial statements.

MANAGEMENT REPORT

CHIEF EXECUTIVE OFFICER'S REPORT

2007 was another year of significant change for Alea Group. While we continued to focus on the orderly run-off of the Group's balance sheet we also completed a number of major transactions including the purchase of a majority interest in the Group by FIN Acquisition Limited, a Company formed at the direction of Fortress Investment Group.

As we have stated previously, our goal is to crystallise, preserve and, if possible, grow our capital base and, through our run-off activities, free-up excess capital which can be returned to shareholders or reinvested in the business. While our reported results for 2007 were impacted by several one-time events that require further explanation, we can report significant further progress in our efforts to deleverage the Group's balance sheet and secure and release capital for the benefit of our shareholders.

During the course of the year, we completed a number of commutation transactions that met our economic objectives, and we believe, reduced volatility in our provisions for claims outstanding. In our direct insurance portfolio we closed in excess of 3,000 claims representing a considerable reduction of open claims outstanding, further reducing uncertainty in our claims provisions. Our total gross claims provision at 31 December 2007 is $1,549.9 million compared to $1,938.0 million at 31 December 2006, a reduction of $388.1 million, representing a considerable further deleveraging of our capital.

Our income statement for 2007 was impacted by a number of one-time items. The acquisition by FIN Acquisition Limited of 72.4% of our issued share capital resulted in one-time transaction expenses of $11.9 million. During the year we commuted an outwards reinsurance agreement resulting in a $25.0 million charge to earnings. Also, on 11 January 2008 we announced that we had reached agreement to commute another outwards reinsurance treaty effective 31 December 2007, resulting in an $8.8 million charge to our income statement, but no impact in the period to our balance sheet. These transactions, resulting in a total charge of $45.7 million, are expected to enhance the value of the Group in the long term and with respect to the commutations will result in a simplification of our financial statements and accounting for reinsurance recoverables.

In addition to the one-time items, we also experienced net adverse development of $29.9 million in our claims provisions, occurring principally in our North American reinsurance portfolio. While less than last year (2006: $37.6 million), the net adverse development is particularly disappointing given our efforts to identify and where possible reduce volatility in our claims provisions. With respect to our claims provisions, we have also made an adjustment to the discount rate applied to those provisions which are carried at a discount to reflect the expected performance of the assets supporting those provisions. This adjustment results in an additional charge of $6.2 million to the income statement.

The exceptional one-time items, adverse development and the discount rate adjustment combined to impact operating income by $81.8 million ($0.47 per share).

While reporting a loss of any kind is disappointing, we continue to make progress in our efforts to align operating costs with the reducing asset base, address volatility in the balance sheet and reduce the amount of capital required to support the business.

Evidence of that progress is found in the fact that during 2007 and shortly thereafter we repaid the full $200.0 million of bank debt carried by the Group. Repayment was achieved through funds made available through distributions from regulated subsidiaries. This action further strengthens the Group's balance sheet and provides more flexibility in terms of capital management initiatives.

As we move into 2008, we believe we have better positioned the Group by simplifying our balance sheet, strengthening our reserves and significantly reducing our debt obligations. We will remain keenly focused on reducing expenses, further reducing insurance contract liabilities and preserving our capital and assets. We continue to explore various options for the future of the Group, including our new addition, Alea Syndicate

Management Ltd., which we formed in 2007 as a vehicle to pursue Lloyd's Reinsurance to Close (RITC) opportunities.

Both Kirk Lusk and I would also like to extend our gratitude to the staff at Alea for continuing to contribute to the run-off of the Company and under very demanding circumstances. Their hard work and dedication has made a significant contribution to the progress of the run-off and the outlook for the Group.

Mark Cloutier
Chief Executive Officer
7 March 2008

FINANCIAL REVIEW

Consolidated income statement

	Year ended 31 December 2007 $'million	Year ended 31 December 2006 $'million
Gross premiums written	**12.7**	(74.9)
Revenue		
Premium revenue	**17.7**	303.3
Premium received from/(ceded to) reinsurers	**4.7**	(87.4)
Net insurance premium revenue	**22.4**	215.9
Fee income	**1.9**	3.2
Investment income	**73.1**	94.8
Net realised losses on financial assets	**(1.3)**	(2.5)
Net realised gains on sale of subsidiary	**-**	4.3
Net realised losses on sale of renewal rights	**(1.7)**	(5.0)
Total revenue	**94.4**	310.7
Expenses		
Insurance claims and loss adjustment expenses	**44.8**	173.4
Insurance claims and loss adjustment expenses paid to/(recovered from) reinsurers	**34.4**	(16.7)
Net insurance claims	**79.2**	156.7
Acquisition costs	**10.3**	69.2
Other operating expenses	**59.7**	66.6
Restructuring costs	**1.6**	1.1
Total expenses	**150.8**	293.6
Results of operating activities	**(56.4)**	17.1
Finance costs	**(21.7)**	(24.4)
Loss before income tax	**(78.1)**	(7.3)

Income tax (expense)/credit	**(0.1)**	6.5
Loss for the year	**(78.2)**	(0.8)

Performance indicators and comparison to prior years

The Group ceased underwriting new and renewal business and was placed into run-off in the fourth quarter of 2005. The Group's business has therefore changed significantly and as a result the standard indicators used to assess the performance of participants in the insurance industry are not considered appropriate for the Group. Performance indicators that are relevant to the Group's run-off strategy are provided where these provide meaningful and useful comparisons.

Reserves and claims

At 31 December 2007 the total insurance contracts balance comprising gross claims outstanding less discount on claims outstanding, claims handling provisions and provision for unearned premiums was $1,549.9 million, a decrease of 20.2% from 31 December 2006 ($1,941.5 million). The claims outstanding, net of reinsurance at 31 December 2007 was $1,003.1 million (31 December 2006: $1,075.6 million). Excluding the impact of the commuted Group excess of loss reinsurance treaty the change in claims outstanding, net of reinsurance was 29.6% (31 December 2006: 29.6%).

The balances are analysed below:

	As at 31 December 2007 $'million	**As at 31 December 2006 $'million**
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	**1,605.6**	2,026.1
Discount	**(67.5)**	(105.9)
	1,538.1	1,920.2
Claims handling provisions	**11.8**	17.8
Total gross claims outstanding	**1,549.9**	1,938.0
Provision for unearned premiums on insurance contracts	**-**	3.5
Total insurance contracts	**1,549.9**	1,941.5
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	**41.2**	299.6
Discount	**-**	(7.7)
Net aggregate excess reinsurance	**41.2**	291.9
Other reinsurance		
Provision for claims outstanding, reported and not reported	**508.6**	573.2
Discount	**(3.0)**	(2.7)
Net other reinsurance	**505.6**	570.5
Total reinsurance		
Provision for claims outstanding, reported and not		

reported	**549.8**	872.8
Discount	**(3.0)**	(10.4)
Total reinsurers' share of claims outstanding	**546.8**	862.4
Provision for unearned premiums on reinsurance contracts	-	1.0
Total reinsurance contracts	**546.8**	863.4
Undiscounted claims outstanding, net of reinsurance	**1, 067.6**	1,171.1
Discount	**(64.5)**	(95.5)
Claims outstanding, net of reinsurance	**1,003.1**	1,075.6

The following table presents the Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2007 by class of business.

$'million	General liability	Motor	Workers' comp.	Professional	Property	MAT[1]	Total
1999 and prior	90.9	43.9	14.9	0.5	28.9	73.6	252.7
2000	25.9	10.6	10.7	13.9	6.9	21.0	89.0
2001	25.1	8.3	16.7	9.8	3.3	10.5	73.7
2002	28.3	7.1	5.8	19.4	6.1	3.6	70.3
2003	30.3	23.5	3.4	23.6	1.5	5.1	87.4
2004	33.0	32.9	6.6	24.7	7.5	0.2	104.9
2005	14.6	49.2	2.3	24.3	45.7	1.5	137.6
Reinsurance reserves	**248.1**	**175.5**	**60.4**	**116.2**	**99.9**	**115.5**	**815.6**
Insurance reserves	**221.7**	**63.7**	**100.2**	**26.4**	**9.0**	**-**	**421.0**
Total non-life reserves	**469.8**	**239.2**	**160.6**	**142.6**	**108.9**	**115.5**	**1,236.6**
Life structured settlements							**277.1**
Life reinsurance							**91.9**
Provision for claims outstanding, reported and not reported							**1,605.6**

[1] Marine, Aviation and Transport

The following table analyses Alea's gross claims outstanding between incurred but not reported ("IBNR") and case reserves as at 31 December 2007. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	**Total**
Case reserves	46%
IBNR	54%
Total	**100%**

Adverse reserve development

During the twelve months ended 31 December 2007 the Group experienced adverse development in the reserves, net of reinsurance excluding the impact of commutations and discount of $29.9 million (31 December 2006: adverse reserve development, net of reinsurance excluding the impact of commutations and discount of $37.6 million).

Loss reserve discount

As permitted by IFRS 4, categories of claims provisions where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which does not exceed that expected to be earned by assets covering the provisions. As at 31 December 2007 30% (31 December 2006: 28%) of the Group's gross reserves were discounted at a rate of 4.0% (31 December 2006: 4.5%).

As at 31 December 2007 the Group's total net discount was $64.5 million (31 December 2006: $95.5 million). This is expected to reduce towards zero over the duration of the normal course of payout of the reserves. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement as the remaining expected duration for each category of claims provisions drops below the UK GAAP qualified level of four years as permitted by IFRS 4.

Income statement

Gross premiums written and net insurance premium revenue

Gross premiums written in 2007 were $12.7 million (2006: negative $74.9 million which reflected the cancellation of policies written in prior periods). Net insurance premium revenue reduced by 89.6% to $22.4 million in 2007 (2006: $215.9 million). This is primarily due to the Group's decision to cease writing new and renewal business resulting in a reduction in premium.

Fee income

In 2007 fee income was $1.9 million compared with $3.2 million recorded in 2006. Fee income represents income arising on structured reinsurance and insurance contracts without significant transfer of insurance risk. These contracts are accounted for on a deposit accounting basis.

Investment income and realised gains and losses

Investment income in 2007 was $73.1 million, 22.9% ($21.7 million) lower than the $94.8 million recorded in 2006. The fall recorded reflects a 4.3% yield on invested assets for 2007 on average invested assets of $1,687.9 million compared with a 4.3% yield on invested assets for 2006 on average invested assets of $2,228.3 million.

Net realised losses on financial assets were $1.3 million in 2007 compared with $2.5 million realised losses in 2006.

Net realised losses on sale of renewal rights

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million. Subsequently, the following movements have been recognised in the income statement reflecting a change to the estimate of fair value based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts.

The table below summarises the change in the fair value of each transaction:

Transaction	Year ended 31 December 2007 $'million	Year ended 31 December 2006 $'million
London/Canopius	-	(0.8)
AAR/AmTrust	**(1.9)**	(5.2)
Europe/SCOR	**0.2**	1.0

Total	(1.7)	(5.0)

To date the Group considers that the amounts recoverable of $54.4 million derived after the adjustments booked in 2007 and 2006 are reasonable. It has received $22.6 million in cash. The outstanding balance consists of $29.6 million due from AmTrust and $2.2 million due from Canopius.

Insurance claims and loss adjustment expenses

In 2007 the Group incurred net insurance claims and loss adjustment expenses of $79.2 million (2006: $156.7 million).

Acquisition costs

Acquisition costs are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs. They are deferred and amortised over the period of contract, consistent with the earning of premium.

Given that the Group is no longer accepting new insurance risks and is releasing its unearned premium reserves as the risk associated with those premium receipts is extinguished, acquisition costs are expected to become insignificant.

In 2007 total acquisition costs were $10.3 million (2006: $69.2 million) which includes a charge of $2.6 million in respect of a profit sharing arrangement.

The Group has assessed its deferred acquisition cost asset ("DAC") at 31 December 2007 of $2.3 million (31 December 2006: $3.5 million) as fully recoverable and as a result has not recorded any DAC write-off in 2007.

Other operating expenses

The Group plans to minimise operating expenses as much as possible while still retaining the personnel and capabilities to manage an efficient run-off of the existing book and pursue other corporate activities. To the extent that investment income net of discount released does not offset other operating expenses in relation to run-off activities, the Group will establish a run-off provision.

In 2007 other operating expenses were $59.7 million. Net of one-time transaction related expenses of $11.9 million, other operating expenses were $47.8 million. This compares with other operating expenses in 2006 of $66.6 million.

Restructuring costs

Restructuring costs in 2007 were $1.6 million (2006: $1.1 million). These costs include severance payments of $1.6 million (2006: $3.6 million) made to employees who were not part of the original restructuring plan as disclosed at 31 December 2005.

Restructuring costs in 2006 also included a credit of $2.5 million which resulted from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

Staff headcount at 31 December 2007 stood at 105 (31 December 2006: 137).

Results of operating activities

In 2007, results of operating activities were a loss of $56.4 million compared with a profit of $17.1 million in 2006. The Group incurred significant one-time charges of $45.7 million associated with the change in majority ownership of the Company and the agreement to commute two large excess of loss reinsurance treaties. Absent

these one-time charges, the results of operating activities for 2007 would have been a loss of $10.7 million.

Finance costs

Finance costs include investment expenses, foreign exchange movements and debt interest. In 2007 total finance costs were $21.7 million, compared with $24.4 million recorded in the corresponding period in 2006. The majority of this decrease resulted from a reduction in bank debt from $200.0 million to $30.0 million in 2007. The outstanding balance was paid in full on 14 January 2008.

Loss before income tax

Loss before income tax was $78.1 million in 2007 compared with a loss of $7.3 million in 2006.

Income tax expense

The income tax expense in 2007 was $0.1 million, compared with a credit of $6.5 million in 2006.

The impact of the income tax expense/(credit) on the income statement is summarised as follows:

	Year ended 31 December 2007 $'million	Year ended 31 December 2006 $'million
Current tax expense/(credit):		
UK corporation tax	-	0.3
Foreign tax	**1.0**	(4.9)
Total current expense/(credit)	**1.0**	(4.6)
Deferred tax credit:	**(0.9)**	(1.9)
Total income tax expense/(credit)	**0.1**	(6.5)

The Group's Swiss, US and UK entities have significant trading losses carried forward in respect of which no deferred tax assets have been recognised due to the uncertainty over future profitability.

In 2007 the Group's current tax expense of $1.0 million (2006: credit of $4.6 million) is mainly derived from branches where there are no trading losses carried forward available.

Loss on ordinary activities after income tax

Loss on ordinary activities after income tax in 2007 was $78.2 million (2006: loss of $0.8 million).

Loss per share

Basic and fully diluted loss per share for 2007 was $0.45 per share (2006: loss per share of $0.00).

Dividend

The Company will not be paying a dividend for the 2007 financial year (2006: $Nil).

Balance sheet

Total assets

Total assets as at 31 December 2007 decreased by 25.1% to $2,356.3 million from $3,145.7 million at 31

December 2006.

Net assets

Net assets (shareholders' funds attributable to equity interests) at 31 December 2007 were $428.0 million (31 December 2006: $484.1 million). Net assets per share were $2.46 (31 December 2006: $2.79).

Net assets have been favourably impacted by a $13.3 million decrease in cumulative unrealised losses in the investment portfolio described below. However, net assets have been adversely affected by the $33.8 million loss associated with the agreement to commute two large excess of loss reinsurance treaties, $11.9 million in one-time transaction related expenses and by $29.9 million in adverse development.

Reinsurance recoverables

Total reinsurers' share of claims outstanding was $546.8 million at 31 December 2007 (31 December 2006: $862.4 million). The reduction is primarily attributable to the agreement to commute one large excess of loss reinsurance treaty completed in 2007.

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving capital. The investment portfolio does not currently consist of equity or real estate investments, but the Group may, in the future, invest in other asset classes.

At 31 December 2007 the value of available for sale investments was $1,365.2 million, compared with $1,664.5 million at 31 December 2006.

Of total invested assets $1,317.2 million (31 December 2006: $1,732.7 million) is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $202.3 million include predominantly mutual funds invested in fixed income securities and deposits at banking institutions.

Asset class	31 December 2007	31 December 2006
US government	**20%**	21%
US mortgage	**15%**	16%
EU and Switzerland government and corporate	**15%**	14%
US corporate	**10%**	11%
Asset backed securities	**2%**	4%
US municipalities	**1%**	1%
Canadian government and provinces	**2%**	2%
Cash and cash equivalents	**35%**	31%
Total	**100%**	100%

At 31 December 2007 the Group's investment portfolio had an average duration of 1.5 years (31 December 2006: 1.7 years). The Group has maintained a shortened average duration for the portfolio to provide liquidity anticipated to be required to support the Group's run-off strategy. The Group may choose to increase the average duration of the portfolio in the future.

In 2007 the Group achieved a total gross return on the investment portfolio of 5.2% (2006: 3.6%). The investment return comprised 4.3% investment income (2006: 4.3%), 0.1% realised loss (2006: loss of 0.1%) and 1.0% unrealised gain (2006: loss of 0.6%) on average invested assets of $1,317.2 million (2006: $2,228.3 million).

At 31 December 2007, apart from $3.3 million rated BBB, all of the Group's fixed income portfolio was rated A or better and 85.3% was rated AA or better (31 December 2006: 93.7%) by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's.

Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. Under the Group's current investment guidelines, all securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2006 or 2007.

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at 31 December 2007 the pledges covered assets of $282.2 million (31 December 2006: $343.6 million). In addition $134.2 million (31 December 2006: $131.7 million) is held as statutory deposits for local regulators and a further $534.9 million (31 December 2006: $619.4 million) is held in trust for the benefit of policy holders including $176.1 million (31 December 2006: $197.5 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company.

As at 31 December 2007 the Group held Société d'Investissement à Capital Variable ("SICAV") of $58.5 million (31 December 2006: $55.5 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities with weighted average credit quality of AAA and duration of approximately six years.

We have reviewed our investment portfolio with regard to any impact from subprime issues and concluded that no impairment of the invested assets is required.

Capital management

Financing facilities

The Group raised $100 million of hybrid capital in December 2004 and a further $20 million in early January 2005. This capital is in the form of 30-year hybrid trust preferred securities priced at LIBOR plus 285 basis points.

At 1 January 2007 the Group had $150 million outstanding under its term loan facility and $50 million outstanding under its revolver facility. Interest was charged at LIBOR plus 120 basis points on these bank facilities. The bank facility would have been due in September 2007.

On 19 April 2007, the Group repaid $25.0 million of the term loan and all of $50.0 million revolver using its cash reserves, leaving an outstanding amount of $125.0 million.

On 6 July 2007, the Group negotiated a new term loan credit facility with Banc of America Securities Limited as facility agent. Under this facility, the Group drew down the maximum aggregate commitment of $90.0 million, which, along with $35.0 million of its own cash reserves, was used to repay the pre-existing bank facility of $125.0 million.

The Group made an optional prepayment of $60.0 million on 18 July 2007. The remaining $30.0 million was repaid on 14 January 2008.

Liquidity and cashflow

Cash flows from operating activities primarily consist of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash outflow from operating activities after income tax paid for 2007 was $233.3 million (2006: $585.0 million net cash outflow). The operating cash outflow reflects claims, commutation payments and expenses.

The net decrease in cash was $8.9 million (increase for 2006 of $42.4 million). This is after net cash received from investing activities of $411.6 million (2006: net cash received of $649.3 million) and net cash used in financing activities of $187.3 million (2006: net cash used of $21.9 million). As a result, after taking account of exchange movements of $6.0 million (2006: $2.4 million), the Group's cash and cash equivalents at 31 December 2007 were $154.3 million (31 December 2006: $157.2million).

Intra-Group arrangements

The Group manages a number of different intra-Group arrangements designed to ensure that each local balance sheet retains risk commensurate with its capital base. The principal means of achieving this is by arranging capacity through internal quota share reinsurances ('quota shares') primarily with Alea Bermuda. For 2002 to 2006 underwriting years, the Group has put in place a 70% quota share to Alea Bermuda of Alea North America's insurance and reinsurance business. For 2001 to 2005 underwriting years there was a 35% quota share arrangement from Alea London to Alea Europe in place which was commuted in the third quarter of 2006. There is a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda. Given the change in circumstances, the Group is evaluating options to simplify its capital structure and balance sheet and is therefore considering commutations of the remaining quota shares. Such transactions would be subject to regulatory approval in each jurisdiction affected.

Key risks to which the Group is exposed

As a result of its activities the Group is subject to different types of risk. These include insurance risk (which incorporates underwriting and reserving risk), investment risk, credit risk and financial risk (incorporating interest rate risk, asset price risk, currency risk and liquidity risk). Further details of each of these types of risk and the procedures that the Group has in place to mitigate them can be found in note 4 of the Annual Financial Report.

Credit ratings

In the first half of 2006, Alea Group requested the withdrawal of all Group and member company ratings following ratings downgrades by both Standard and Poor's and A.M. Best.

Important events that have occurred since the end of the financial year

Alea London Limited commuted a large excess of loss reinsurance contract on 11 January 2008, effective 31 December 2007. Further detail can be found in note 40 of the Annual Financial Report.

The Group prepaid its outstanding bank loans on 14 January 2008. Further detail can be found in note 26 of the Annual Financial Report.

Branches

The Company's subsidiaries, Alea London Limited and Alea Europe Ltd. have licensed branches in Australia and Canada, respectively. A full listing of the Company's subsidiaries is set out in note 41 of the Annual Financial Report.

Financial calendar 2008

The Group expects to release its interim results for the six months ended 30 June 2008 on 27 August 2008.*

**provisional date*

Kirk Lusk
Group Chief Financial Officer
7 March 2008

DIRECTORS' REPORT

Directors that served during the year are as follows:

Robert I Kauffman (Current Chairman)[1]
Mark B Cloutier (Group Chief Executive Officer)[2]
Kirk H Lusk (Group Chief Financial Officer)[3]
Randal A Nardone[4]
Gregory M Share[5]
John Reeve (Former Chairman) [6]
Timothy C Faries[7]
James R Fisher[8]
Todd A Fisher[9]
Perry Golkin[10]
R Glenn Hilliard[11]
Scott C Nuttall[12]

Notes

1. Appointed as Non-Executive Chairman of the Board effective 5 July 2007.
2. Appointed as an Executive Director effective 1 September 2006. Last re-elected 26 June 2007.
3. Appointed as an Executive Director effective 1 September 2006. Last re-elected 26 June 2007.
4. Appointed as a Non-Executive Director effective 5 July 2007.
5. Appointed as a Non-Executive Director effective 5 July 2007.
6. Appointed as independent Non-Executive Chairman of the Board effective 19 November 2003. Last re-elected 26 June 2007. Resigned effective 5 July 2007.
7. Appointed as an independent Non-Executive Director effective 7 December 2001. Last re-elected 26 June 2007. Resigned effective 5 July 2007.
8. Appointed as a Non-Executive Director effective 19 November 2003. Resigned effective 5 July 2007.
9. Appointed as a Non-Executive Director effective 19 November 2003. Resigned effective 5 July 2007.
10. Appointed as a Non-Executive Director effective 19 November 2003. Resigned effective 5 July 2007
11. Appointed as senior independent Non-Executive Director effective 19 November 2003. Last re-elected 29 June 2006. Resigned effective 5 July 2007.
12. Appointed as a Non-Executive Director effective 19 November 2003. Resigned effective 5 July 2007.

Re-election of Directors

The Company is proposing the reappointment of Kirk H Lusk as Director, who is retiring by rotation in accordance with the Company's Bye-laws. Mr Lusk is an Executive Director and Group Chief Financial Officer and Group Chief Operating Officer.

The Company is also proposing the reappointment of Robert Kauffman, Randal Nardone and Gregory Share as Directors, each of whom is retiring at the first Annual General Meeting following their appointments in accordance with the Company's Bye-laws. Mr Kauffman is the Non- Executive Chairman of the Board. Messrs Nardone and Share are Non-Executive Directors. Each of their Director's appointment letters is renewable on 19 June 2011 for an additional three year term, subject to the provisions of the Company's Bye-laws.

Purchase of own shares

Under contractual arrangements between the Company and certain Group employees, the Company has the right to repurchase shares in the Company held by such an employee at the end of their employment. No share purchases pursuant to these arrangements were made in 2007.

The Company is not required to obtain shareholder approval to authorise purchases of its own shares under Bermudan law.

Auditors

Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

Approved by the Board of Directors and signed on behalf of the Board.

George P Judd
Group Secretary
7 March 2008

STATEMENT OF THE DIRECTORS' RESPONSIBILITIES

The Directors (whose names and functions are set out on page 15) are responsible for preparing the Annual Financial Report including the financial statements. The Bermudan Companies Act 1981 permits the Company and its subsidiaries (together, the 'Group'), to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 41 in accordance with International Financial Reporting Standards ('IFRS').

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effect of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements.' In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are required to:

- properly select and apply accounting policies, including whether to prepare financial statements on a going concern basis;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

As described on page 2, these financial statements are revised financial statements which replace those approved on 5 March 2008. In line with UK practice for the preparation of revised financial statements, they show a true and fair view as if they were prepared and approved by the directors as at the date of the original financial statements and accordingly do not take account of events which have taken place after the date on which the original financial statements were approved.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Group's website. Legislation in the United Kingdom and Bermuda governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors confirm that, to the best of their knowledge:

- the financial statements have been prepared in accordance with International Financial Reporting Standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of the

Company and its subsidiaries taken as a whole; and

- the Management Report includes a fair review of the development and performance of the business and position of the Company and its subsidiaries, taken as a whole, together with a description of the principal risks and uncertainties they face.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF ALEA GROUP HOLDINGS (BERMUDA) LTD

We have audited the revised group financial statements (the "financial statements") of Alea Group Holdings (Bermuda) Ltd for the year ended 31 December 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 41. These financial statements have been prepared under the accounting policies set out therein and replace the original financial statements approved on 5 March 2008 as explained on page 2.

This report is made solely to the company's members, as a body, in accordance with section 90 of the Bermuda Companies Act 1981. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditors' Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the revised Annual Financial Report and the revised financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the revised financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the revised financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the revised financial statements have been properly prepared in accordance with the Bermuda Companies Act 1981. We report to you whether in our opinion the information given in the Directors' Report is consistent with the revised financial statements. We also report to you if the company has not kept proper accounting records and if we have not received all the information and explanations we require for our audit.

We read the other information contained in the revised Annual Financial Report and consider whether it is consistent with the audited revised financial statements. The other information comprises only the Management Report, the Board of Directors' biographies, the Directors' Report and the Statement of the Directors' Responsibilities. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the revised financial statements. Our responsibilities do not extend to any further information outside the revised Annual Financial Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the revised financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the revised financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the revised financial

statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the revised financial statements.

Opinion

In our opinion:

- the revised financial statements give a true and fair view, in accordance with IFRSs, as seen as at the date the original financial statements were approved, of the state of the Group's affairs as at 31 December 2007 and of its loss for the year then ended;
- the revised financial statements have been properly prepared in accordance with the Bermuda Companies Act 1981; and
- the information given in the Directors' Report is consistent with the revised financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
7 March 2008

.ALEA GROUP ANNUAL FINANCIAL REPORT 2007
Year ended 31 December 2007

Consolidated income statement

	Notes	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Gross premiums written	7	**12,683**	(74,919)
Revenue			
Premium revenue		**17,666**	303,338
Premium received from/(ceded to) reinsurers		**4,693**	(87,422)
Net insurance premium revenue	7	**22,359**	215,916
Fee income	7	**1,949**	3,143
Investment income	8	**73,089**	94,821
Net realised losses on financial assets	9	**(1,310)**	(2,500)
Net realised gains on sale of subsidiary	10	**-**	4,336
Net realised losses on sale of renewal rights	5	**(1,723)**	(5,020)
Total revenue	7	**94,364**	310,696
Expenses			
Insurance claims and loss adjustment expenses		**44,740**	173,408
Insurance claims and loss adjustment expenses paid to/(recovered from) reinsurers		**34,416**	(16,716)
Net insurance claims	7, 11	**79,156**	156,692
Acquisition costs	7	**10,279**	69,292
Other operating expenses	12,13	**59,742**	66,555
Restructuring costs	6	**1,571**	1,087

Total expenses		**150,748**	293,626
Results of operating activities	7	**(56,384)**	17,070
Finance costs	14,15	**(21,696)**	(24,407)
Loss before income tax	7	**(78,080)**	(7,337)
Income tax (expense)/credit	16	**(100)**	6,502
Loss for the year		**(78,180)**	(835)

Earnings per share for losses attributable to the equity shareholders of the Company during the period:

Earnings per share on operating activities

Basic ($)	17	**(0.45)**	(0.00)
Diluted ($)	17	**(0.45)**	(0.00)

ALEA GROUP ANNUAL FINANCIAL REPORT 2007
Year ended 31 December 2007

Consolidated balance sheet

	Notes	As at 31 December 2007 $'000	As at 31 December 2006 $'000
ASSETS			
Property, plant and equipment	18	**4,487**	6,398
Intangible assets	19	**8,479**	8,479
Deferred acquisition costs	20	**2,323**	3,506
Financial assets			
Equity securities			
- available for sale	21	**165**	198
Debt securities			
- available for sale	21	**1,365,040**	1,664,341
Loans and receivables including insurance receivables 22		**273,707**	440,961
Deferred tax assets	23	**1,034**	1,154
Reinsurance contracts	25	**546,801**	863,475
Cash and cash equivalents	24	**154,253**	157,220
Total assets		**2,356,289**	3,145,732
LIABILITIES			
Insurance contracts	25	**1,549,891**	1,941,514
Borrowings	26	**147,785**	317,267
Provisions	27	**2,837**	5,241
Other liabilities and charges	28	**33,235**	40,954

Trade and other payables	29	**191,741**	355,606
Current income tax liabilities		**2,761**	1,009
Total liabilities		**1,928,250**	2,661,591
Net assets		**428,039**	484,141
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	31, 30	**1,738**	1,738
Other reserves	30	**709,455**	687,377
Retained loss	30	**(283,154)**	(204,974)
Total equity		**428,039**	484,141

Approved by the Board of Directors on 7 March 2008 and signed on its behalf by:

Kirk Lusk
Group Chief Financial Officer

ALEA GROUP ANNUAL FINANCIAL REPORT 2007
Year ended 31 December 2007

Consolidated cash flow statement

	Notes	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Cash used in operations	34	**(240,764)**	(586,999)
Income tax recovered		**7,505**	1,949
Net cash used in operating activities		**(233,259)**	(585,050)
Cash flows generated from/(used in) investing activities			
Purchase of property, plant and equipment		**(647)**	(735)
Proceeds on sale of property, plant and equipment		**63**	424
Cash payments to acquire equity and debt securities		**(5,575,634)**	(3,820,920)
Cash receipts from sales of equity and debt securities		**5,920,523**	4,356,828
Net amounts outstanding for securities		**11,935**	(6,448)
Cash receipts from sale of subsidiary		**-**	34,726
Cash receipts from interest and dividends		**55,380**	85,429
Net cash generated from investing activities		**411,620**	649,304
Cash flows used in financing activities			
Repayments of borrowings		**(170,000)**	-
Interest paid on borrowings		**(17,289)**	(21,888)
Net cash used in financing activities		**(187,289)**	(21,888)

Net (decrease)/ increase in cash and cash equivalents	**(8,928)**	42,336
Cash and cash equivalents at beginning of year	**157,220**	116,962
Cash of a subsidiary sold	**-**	(4,477)
Exchange gains on cash and bank overdrafts	**5,961**	2,369
Cash and cash equivalents at end of year	**154,253**	157,220

ALEA GROUP ANNUAL FINANCIAL REPORT 2007
Year ended 31 December 2007

Consolidated statement of recognised income and expense

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Gain/(loss) on revaluation of available-for-sale investments	10,999	(11,939)
Exchange differences on translation of foreign operations	8,620	5,481
Tax on items taken directly into equity	(1,030)	-
Net loss recognised directly in equity	**18,589**	(6,458)
Transfers		
Transfers to profit and loss on sale of available-for-sale investments	3,343	913
Tax on items transferred from equity	-	-
Total transfers net of tax	**3,343**	913
Loss for the year	**(78,180)**	(835)
Total recognised income and expense for the year	**(56,248)**	(6,380)

The total recognised income and expense are attributable to the Company's equity holders.

ALEA GROUP ANNUAL FINANCIAL REPORT 2007
Year ended 31 December 2007

Notes to the financial statements

1 General information

Alea Group Holdings (Bermuda) Ltd (the "Company") and its subsidiaries (together the "Group") were engaged in the business of underwriting insurance and reinsurance risks. The Group operates through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services. In 2005 the Group ceased to write new business and placed all operations into run-off. Although the Group has disposed of the renewal rights for Alea Alternative Risk, Alea London and Alea Europe and placed all operations into run-off, the Group will continue to service claims relating to business written during 2005 and prior for the foreseeable future. As such, it is considered appropriate to recognise all amounts as relating to continuing operations.

The Company is registered in Bermuda and is listed on the London Stock Exchange. As such it is required to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company and the Group to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 41 in accordance with International Financial Reporting Standards ("IFRS"). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Basis of preparation

The financial statements, as required by the Listing Rules of the United Kingdom's Financial Services Authority ("FSA"), have been prepared on the basis of IFRS recognition and measurement principles which are applicable at the 2007 year end.

The consolidated financial statements are presented in thousands of US dollars, rounded to the nearest thousand. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments which have been classified as available for sale.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in making estimates and assumptions that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgement about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the periods in which the estimates are revised if the revisions affect only those periods or in the periods of the revision and future periods if applicable.

Judgements made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustments in following years are discussed below.

As IFRS are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 'Insurance Contracts' pending completion of the second phase of the IASB's project on insurance contracts, accounting policies for insurance contracts have been selected with primary consideration to existing UK GAAP as permitted by IFRS 4. The annual basis of accounting has been applied to all classes of business.

These consolidated financial statements have been prepared in accordance with the accounting policies in force for the year ended 31 December 2007. A summary of the principal accounting policies is provided in note 3.

3 Accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

The accounting policies have been applied consistently by all Group entities.

Basis of consolidation
These financial statements consolidate all the enterprises in which Alea Group Holdings (Bermuda) Ltd owns or controls, directly or indirectly, the majority of the voting shares. There are no other enterprises over which the Group has the ability to exercise control.

Intra-group transactions, balances, and gains and losses are eliminated except to the extent that the transaction provides evidence of an impairment of the asset transferred.

The results of subsidiaries liquidated or disposed of during the year are included in the consolidated income statement up to the effective date of liquidation or disposal, as appropriate.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in thousands of US dollars, which is the Group's presentation currency.

b) Group companies

The functional currencies for Group entities are usually the currencies of the primary economic environment in which the entity operates.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at transactional or average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

c) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

To safeguard against fluctuations in exchange rates, Group entities seek to match assets and liabilities in currency. However, currency gains/losses which do arise from transactions in a currency other than a functional currency are reported in the income statement within other income or other expenses, as applicable.

The foreign currency rates used for significant foreign currencies are as follows:

	31 December 2007 Average	31 December 2007 Closing	31 December 2006 Average	31 December 2006 Closing
British pound	**0.5001**	**0.5038**	0.5437	0.5087
Euro	**0.7295**	**0.6854**	0.7964	0.7591
Swiss franc	**1.1972**	**1.1326**	1.2544	1.2201

Insurance contracts
The Group enters into contracts that transfer insurance risk or financial risk or both.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Those contracts that do not transfer significant insurance risk are accounted for by recognising an asset or liability based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Future cash flows are estimated to calculate the effective yield, and revenues and expenses are recorded as other income or expense.

Premium revenue
For all insurance contracts, premiums are recognised as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are shown before deduction of commission and are exclusive of taxes and duties levied thereon.

Premiums comprise total premiums earned under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums earned in respect of business written in previous financial years. Premiums also include estimates of pipeline premiums earned on business written but not yet notified to the Group.

In respect of both risks accepted and risks ceded by the Group, premiums and claims relating to reinsurance arrangements which do not involve significant transfer of insurance risk are not recognised in the income statement but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Reinsurance
The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognised as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected. Reinsurance contracts that do not meet the definition of an insurance contract are accounted for as financial assets. The portion of premium ceded to reinsurers on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium asset.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counter parties belonging to the same insurance groups.

Renewal rights transactions
Renewal rights transactions represent books of insurance and reinsurance business sold to third parties. The Directors use fair value accounting for renewal rights transactions. Valuations and revaluations of such

transactions are recognised in the income statement as net realised gains or losses on sale of renewal rights.

In determining the fair value for the business sold, the Directors value the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts. In determining the fair market value of renewal rights sold, the Directors consider the prior production and growth of the businesses sold, external projections and the most recent assessment of the businesses sold. The Directors also make certain assumptions about levels of program transfer and renewal probabilities of future premiums.

As the ultimate consideration receivable is dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts, it is necessary for the Directors to review and re-evaluate the fair value of the consideration receivable based on the likely volumes of renewal business that will be written. Consequently, adjustments to the consideration receivable recognised in the income statement will be made at each balance sheet date where required.

Deferred acquisition costs ("DAC")

Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortised over the period of contract, consistent with the earning of premium. These are shown as a capitalised asset in the balance sheet.

Insurance claims and loss adjustment expenses

Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal and external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years. Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are determined on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Group discounts certain categories of claims provisions, such as certain casualty and auto liability claims, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years in accordance with the statutory regulations of the European Union. The discount rate used is 4.0% (2006: 4.5%).

Liability adequacy test ("LAT")

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision). Any DAC written off as a result of this test cannot subsequently be reinstated.

Investment income

Investment income includes dividends and interest. Dividends are accrued on an ex-dividend basis that is when the right to receive payment is established. Interest and rental income are recognised on an accruals basis. Interest income in respect of the Group's available for sale investments is recognised using the effective interest method.

Fee income
Fee income represents income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers. Such income is recognised over the term of the contract.

Employee Benefits

a) Share-based payments

The cost of awards to employees that take the form of shares or rights to shares is charged to the income statement as personnel costs on a straight line basis over the period to which the employee's performance relates and a corresponding amount is reflected in share-based payment reserve in shareholders' equity. The charge is calculated as being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

b) Pension costs

The Group only operates defined contribution pension arrangements. Contributions are charged to the income statement as employee benefit expense as they become payable in accordance with the rules of each scheme. The Group has no further payment obligations once the contributions have been paid. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Property, plant and equipment
Property, plant and equipment comprise items of equipment only. Equipment is stated at cost less accumulated depreciation and impairment losses when appropriate. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives vary between three and five years for fixtures and equipment.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The residual values and useful lives of the assets are reviewed at each balance sheet date and adjusted if appropriate.

Intangible assets
Intangible assets represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. The licences are tested for impairment at each balance sheet date.

Investments – Financial Instruments
The Group recognises a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. On initial recognition the Group determines the category of financial instrument and values it accordingly. The classification depends on the purpose for which the investments are acquired.

a) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets, typically equities or bonds. On initial

recognition, the fair value is the cost including transaction costs directly attributable to the acquisition. On subsequent remeasurement the fair value excludes transaction costs on disposal and represents the listed bid price. Fair value movements are recognised in equity.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

Trade receivables do not carry any interest rate and are measured at the fair value which is their nominal value less appropriate allowances for estimated irrecoverable amounts. On the initial recognition of loans the carrying value is determined as the proceeds of the loans less the costs of the transaction which are amortised over the length of the loan period in accordance with the effective interest method.

The Group has not designated any investments to be held to maturity or to be valued at fair value through profit and loss.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Purchases and sales of securities and currencies are recognised on trade date - the date on which the Group commits to purchase or sell the asset.

Before evaluating whether, and to what extent, de-recognition of a financial asset or liability is appropriate, the Group determines whether de-recognition should be applied to only part of the financial asset / liability or group of financial assets / liabilities. The Group only derecognises a financial asset or liability when the contractual rights and obligations to the cash flows expire or the financial asset / liabilities are transferred and the Group has also transferred substantially all risks and rewards of ownership.

Gains and losses on derecognition are recognised through the income statement. Changes in fair value of available for sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the income statement, are directly recorded in equity until such time that the financial asset is derecognised.

In the Company's accounts, investments in Group subsidiaries are stated at net asset value (equity method) with any movement taken to the Company's revaluation reserve.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Impairment of assets
The Group reviews the carrying amounts of its tangible and intangible assets at each balance sheet date to determine whether there is any indication of impairment. If any indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation

Income tax expense represents the sum of the tax payable in the year and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on all temporary differences, which are based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are recognised to the extent that it is regarded as probable that they will be utilised against sufficient future taxable income. Deferred income tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised.

The deferred tax that results from unrealised gains and losses on securities classified as available for sale is recognised in shareholders' equity along with those unrealised gains and losses.

Current tax payable by any Group company on distribution to the holding company of the undistributed profits of any subsidiaries is recognised as deferred tax unless the timing of the distribution of those profits is controlled by the holding company and the temporary difference is not expected to reverse in the foreseeable future.

In accordance with IAS 12 'Income Taxes', deferred taxation is provided on temporary differences arising from the revaluation of fixed assets even where there is no commitment to sell the asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

a) Restructuring costs and legal claims

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

b) Levies

The Group is subject to various insurance-related assessments or guarantee fund levies. Related provisions are provided for where there is a present obligation (legal or constructive) as a result of a past event.

Share capital
Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of

a business are included in the cost of acquisition.

Accounting developments
The International Accounting Standards Board (IASB) issued IFRS 8 'Operating Segments' on 30 November 2006 effective for annual periods beginning on or after 1 January 2009. IFRS 8 replaces IAS 14 'Segment Reporting' and requires the disclosure of financial information about the Group based upon the information used internally to evaluate the performance of the operating segments and the allocation of resources to those segments. The directors consider this will not result in significant changes to the current disclosure under IAS 14 'Segment Reporting'. The Group has not early adopted IFRS 8.

The Group has adopted IFRS 7, 'Financial Instruments: Disclosures' and a complementary amendment to IAS 1, 'Presentation of Financial Statements - Capital Disclosures'. This results in additional disclosures of the Group's risk management policies and the extent to which the Group is exposed to risk.

4 Analysis of risk

Risk management framework
As a global run-off insurance and reinsurance operation, the Group is exposed to various types of risk.

The Board of Directors retains overall responsibility for the risk management framework that has been established to mitigate the Group's exposure to risk and assesses the effectiveness of the controls established to identify, monitor and mitigate the risks faced by the Group.

The risks that the Group faces include, but are not limited to:

Insurance risk – risk associated with the uncertainty over the likelihood of an insured event occurring, the quantum of the claim, or the time when claims payments will fall due.

Investment and credit risk – risk associated with the Group's reinsurance arrangements, investment portfolio, and other counter party credit risk.

Financial risk – risk associated with possible future change in one or more of a specified interest rate, financial instrument price, foreign exchange rate or other variable. Also included within financial risk is liquidity risk, the risk that obligations cannot be met as they become due as a consequence of being unable to readily realise assets to meet these obligations.

Insurance risk

Underwriting risk
When it was underwriting insurance business, the Group managed the transfer of insurance risk from its cedants in a number of ways. Underwriting guidelines governed the products it was willing to sell and the geographical location in which the risk was located. Before risk was accepted, its impact upon the overall risk profile of the insurance portfolio was assessed. Underwriting controls included the establishment of limits on underwriting authority and the monitoring of exposure by industry, geographical region and class of business.

The Group used a variety of reserving and modelling methods to determine the levels of insurance risk accepted. The modelling techniques employed helped the Group to monitor, estimate and control its exposure to natural and man-made catastrophes. Diversification was sought through the range of products sold and geographical locations in which business was written.

The Group Underwriting Committee monitored emerging issues that affected its exposure to insurance risk such as new areas of liability and the impact of major losses.

Sources of uncertainty in the estimation of future claim payments
The Group takes steps to ensure that it has appropriate information regarding its claims exposures. However,

given the uncertainty in establishing claims provisions, it is likely that the final outcome will prove to be different from the original liability established.

In estimating the liability for the cost of reported claims not yet paid, the Group considers any information available from loss adjusters and information on the cost of settling claims with similar characteristics in previous periods. Large claims are assessed on a case-by-case basis or projected separately in order to allow for the possible distorting effect of their development and incidence on the rest of the portfolio.

The estimation of claims incurred but not reported ("IBNR") is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the Group, where information about the claim event is available. An assessment of the liability for future claims is affected not only by the risks inherent in the perils insured but also by changes that may occur in the legal and judicial environment before claims are settled, all of which affect the quantum of the claim. Additionally, the practical limits to information flows from insured parties hampers the estimation of the claim amounts.

For casualty risks, for example, claims may not be apparent to the insured until many years have passed after the event that gave rise to the claims. The Group's casualty business was typically written on an occurrence basis, meaning that the Group is liable for all insured events that occurred during the term of contract, even if the loss is discovered after the end of the contract term. Liability claims are therefore notified and settled over a long period of time. As a result, for casualty business, a large element of the claims provision relates to IBNR and will typically display greater variations between initial estimates and final outcomes because of the greater degree of difficulty of estimating these liabilities.

For property business, the greatest uncertainty arises from catastrophe events, where a single event affects a large number of contracts. In such cases the Group estimates the IBNR using an exposure methodology, assessing each programme written by the Group to determine the expected claims in respect of that event.

For property business other than catastrophe, and for casualty business, the IBNR is typically based on a combination of loss-ratio-based estimates and claims-experience-based estimates, with greater weight given to actual claims experience as time passes. The initial loss-ratio estimate is an important assumption in the estimation technique and is based on a number of factors including previous years' experience, premium rate changes, market experience and historical claims inflation.

The projections given by the various methodologies also assist in estimating the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each underwriting year.

The amount of casualty claims is particularly sensitive to the level of court awards and to the development of legal precedent on matters of contract and tort. Casualty contracts are also subject to the emergence of new types of latent claims, but no allowance is included for this at the balance sheet date.

The following table presents the Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2007 by class of business.

$'million	General liability	Motor	Workers' comp.	Professional	Property	MAT[1]	Total
1999 and prior	90.9	43.9	14.9	0.5	28.9	73.6	252.7
2000	25.9	10.6	10.7	13.9	6.9	21.0	89.0
2001	25.1	8.3	16.7	9.8	3.3	10.5	73.7
2002	28.3	7.1	5.8	19.4	6.1	3.6	70.3
2003	30.3	23.5	3.4	23.6	1.5	5.1	87.4
2004	33.0	32.9	6.6	24.7	7.5	0.2	104.9
2005	14.6	49.2	2.3	24.3	45.7	1.5	137.6
Reinsurance reserves	**248.1**	**175.5**	**60.4**	**116.2**	**99.9**	**115.5**	**815.6**
Insurance reserves	**221.7**	**63.7**	**100.2**	**26.4**	**9.0**	**-**	**421.0**

Total non-life reserves	**469.8**	**239.2**	**160.6**	**142.6**	**108.9**	**115.5**	**1,236.6**
Life structured settlements							**277.1**
Life reinsurance							**91.9**
Provision for claims outstanding, reported and not reported							**1,605.6**

[1] Marine, Aviation and Transport

The following table analyses Alea's gross claims outstanding between incurred but not reported ('IBNR') and case reserves at 31 December 2007. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	**Total**
Case reserves	46%
IBNR	54%
Total	**100%**

Prior year reserve development

The Group's expected loss development is determined by the Group's internal actuaries based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development. Generally, as an underwriting year matures, the level of newly reported claims decreases.

During the twelve months ended 31 December 2007 the Group experienced adverse development in the reserves, net of reinsurance excluding the impact of commutations and discount of $29.9 million (31 December 2006: adverse reserve development, net of reinsurance excluding the impact of commutations and discount of $37.6 million).

Net reserve development is determined by netting adverse and positive reserve development. 129.2% of the negative 2007 reserve development relates to the Group's reinsurance portfolio (2006: 82%). Reinsurance operations by their nature add further complications to the reserving process, particularly to casualty business, where there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgement is required to establish reserves for ultimate losses in reinsurance operations.

The following table presents the development of the Group's claims outstanding and claims handling expense reserves net of reinsurance and before discount for the twelve months ended 31 December 2007 for each of the underwriting years indicated. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date

Increase/(decrease) in claims outstanding net of reinsurance	**Year ended 31 December 2007**	
$'million	**Pre-discount**	**Post discount**
Underwriting years 1999 and prior	0.6	7.3
Underwriting year 2000	2.5	6.0
Underwriting year 2001	6.3	10.3
Underwriting year 2002	10.1	12.3
Underwriting year 2003	12.5	7.1
Underwriting year 2004	(13.7)	(13.7)
Underwriting year 2005	4.8	4.8
Total	**23.1**	34.1

Historical ultimate loss ratios ('ULR')

The ULR is an actuarial estimate of total claims to the point of final settlement as a percentage of gross ultimate premiums. It excludes expenses. The table below shows the ULR as of 31 December 2007 for proportional and

non-proportional US casualty reinsurance, gross of reinsurance and prior to discounting. The Group's US casualty reinsurance ULR shown in the table below is the aggregate ULR for Alea North America, Alea London and Alea Bermuda. The table also shows the aggregate ULR for Alea Europe.

Underwriting year	US casualty proportional %	US casualty non-proportional %	Europe %
1995	-	56.0	65.8
1996	101.0	-	74.6
1997	-	-	91.4
1998	19.4	76.4	107.5
1999	156.5	121.2	137.3
2000	125.0	172.9	96.3
2001	86.4	122.9	78.4
2002	73.5	100.2	71.5
2003	65.8	62.0	49.6
2004	62.1	53.2	50.2
2005	70.9	76.7	71.8

Note 25 to the financial statements presents the development of the estimate of ultimate claim cost for policies underwritten in a given year. This gives an indication of the accuracy of the Group's estimation technique for ultimate claims payments.

If the gross claims reserve carried in the balance sheet moved by 1% the impact on the income statement and equity would be a change of $16.1 million (31 December 2006: $19.6 million) on an undiscounted and pre-tax basis.

Investment and credit risk

Investment risk

The Group's investment strategy is based on a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability.

The Group uses external investment managers to invest its assets. The Group's Investment Committee establishes investment policies and creates guidelines for external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities.

The Group's invested assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the US and Europe and is sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. Based on invested assets at external managers of $1,317.2 million as at 31 December 2007, a 100 basis point increase/decrease in interest rates across the yield curve would result in an approximate $19.3 million unrealised loss/profit respectively (2006: on invested assets at external managers of $1,732.7 million a 100 basis point increase/decrease in interest rates across the yield curve would result in an approximate $29.6 million unrealised loss/profit respectively). The entire impact of $19.3 million would be reflected in equity since all investments are available for sale.

The assets managed by third-party fund managers show the asset mix below. The remaining invested assets of $202.3 million (2006: $89 million) include predominantly mutual funds invested in fixed income securities.

Asset class	**31 December 2007 in %**	**31 December 2006 in %**
US government	**20**	21
US mortgage	**15**	16
EU and Switzerland government and corporate	**15**	14
US corporate	**10**	11
US municipalities	**1**	1

Asset backed securities	**2**	4
Canadian government and provinces	**2**	2
Cash and cash equivalents	**35**	31
	100	100

Financial and insurance liabilities risk
The Group is also exposed to interest rate risk on its insurance reserves and floating rate borrowings.

Where appropriate, reserves are discounted in accordance with existing UK GAAP as permitted by IFRS 4. Discount rates are based on the expected future cash flow derived from assets established for the payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business. The unwind of the discount is sensitive to the claims payment pattern.

The Group discount rate used is based on the relevant average investment return of the last five years. A reduction of 0.1% would reduce the net discount in the balance sheet by approximately $1.6 million (2006: $2.1 million) and would negatively impact income statement and equity by the same amount.

The Group has $120 million of trust preferred securities in issue. These securities provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points.

The Group had $30.0 million outstanding under its loan facility which was due for repayment on 18 July 2009. This loan carried an interest margin of 200 basis points over LIBOR and was repaid on 14 January 2008.

Credit risk
When the Group was underwriting, it purchased reinsurance to manage its catastrophe exposure and mitigate insurance risk. However, the ceding of insurance risk exposes the Group to credit risk from its reinsurers and retrocessionaires.

The Group selected its reinsurers and retrocessionaires based on price and credit quality and continues to monitor them closely over time. It also sought to diversify its business among reinsurers and retrocessionaires and required collateral where deemed prudent to do so. Thus, the use of maximum limits for credit exposure to any one counter party was an effective method for mitigating credit risk.

The Group required that at the time of purchase all reinsurers and retrocessionaires had a minimum credit rating of A-, unless high quality collateral is provided.

Additionally, the Group is subject to credit risk in respect of third party companies in which the Group holds debt securities issued by those companies. As a consequence of the established investment policies and in order to mitigate investment risk, apart from $3.3 million rated BBB, all of the Group's fixed income portfolio was rated A or better and 85.3% (31 December 2006: 93.7%) was rated AA or better. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2007 or 2006. The following table illustrates the split of total debt securities by rating of investee.

Credit Rating of investee	Debt security investment as at 31 December 2007 in %	Debt security investment as at 31 December 2006 in %
AAA / US Government or equivalent	**74.8**	82.1
AA	**10.5**	11.6
A	**14.4**	6.3
BBB or lower	**0.3**	-
Total	**100.0**	100.0

At 31 December 2007, the Group's largest aggregate exposure to any single issuer other than with respect to the United States, Canadian and European government and agency securities was $23.4 million (31 December 2006: $27.2 million) in respect of General Electric Corporation and various subsidiary companies.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from one to three years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target. The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities.

At 31 December 2007, the Group's investment portfolio had an effective duration of 1.5 years (31 December 2006: 1.7 years). The Group has shortened duration targets on its investment portfolios to ensure that sufficient liquidity will be available to execute the commutation strategy and to reflect the greater uncertainty now inherent in the duration of its liabilities with this commutation strategy.

Analysis by credit rating of all financial assets (impaired, past due, neither past due nor impaired):

As at 31 December 2007

	AAA	AA	A	BBB and below	Collater-alised	Equities	Not rated	Non financial asset	Tota
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'00
Property, plant and equipment	-	-	-	-	-	-	-	4,487	4,48
Intangible assets	-	-	-	-	-	-	-	8,479	8,47
Deferred acquisition costs	-	-	-	-	-	-	-	2,323	2,32
Financial assets - available for sale securities	1,021,401	143,186	197,107	3,346	-	165	-	-	1,365,2
Loans and receivables including insurance receivables	36,134	45,477	72,805	5,176	12,396	-	101,710	9	273,7
Deferred tax assets	-	-	-	-	-	-	-	1,034	1,03
Reinsurance contracts	22,886	315,401	83,906	1,980	62,164	-	60,464	-	546,8
Cash and cash equivalents	51,711	78,781	23,611	88	-	-	62	-	154,2
Total assets	1,132,132	582,845	377,429	10,590	74,560	165	162,236	16,332	2,356,2

As at 31 December 2006

	AAA	AA	A	BBB and below	Collater-alised	Equities	Not rated	Non financial asset	Tota
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'00
Property, plant and equipment	-	-	-	-	-	-	-	6,398	6,39
Intangible assets	-	-	-	-	-	-	-	8,479	8,47
Deferred acquisition costs	-	-	-	-	-	-	-	3,506	3,50
Financial assets - available for sale securities	1,364,728	188,540	110,707	-	-	198	366	-	1,664,53
Loans and receivables including insurance receivables	40,310	24,504	135,981	11,909	6,903	-	221,072	282	440,96
Deferred tax assets	-	-	-	-	-	-	-	1,154	1,15
Reinsurance contracts	40,202	306,648	121,273	2,506	356,814	-	36,032	-	863,47
Cash and cash equivalents	42,160	111,130	1,973	498	-	-	1,459	-	157,22
Total assets	1,487,400	630,822	369,934	14,913	363,717	198	258,929	19,819	3,145,73

Analysis by credit rating of assets that were neither past due nor impaired at the balance sheet date:

As at 31 December 2007

	AAA	AA	A	BBB and below	Collater-alised	Equities	Not rated	Non financial asset	Tota
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'00
Property, plant and equipment	-	-	-	-	-	-	-	4,487	4,48
Intangible assets	-	-	-	-	-	-	-	8,479	8,47
Deferred acquisition costs	-	-	-	-	-	-	-	2,323	2,32
Financial assets - available for sale securities	1,021,401	143,186	197,107	3,346	-	165	-	-	1,365,20
Loans and receivables including insurance receivables	31,606	44,914	69,730	4,562	12,397	-	71,474	9	234,69
Deferred tax assets	-	-	-	-	-	-	-	1,034	1,03
Reinsurance contracts	22,886	315,403	83,907	1,468	62,165	-	53,254	-	539,08
Cash and cash equivalents	51,711	78,781	23,611	88	-	-	62	-	154,25
Total assets	1,127,604	582,284	374,355	9,464	74,562	165	124,790	16,332	2,309,55

As at 31 December 2006

	AAA	AA	A	BBB and below	Collater-alised	Equities	Not rated	Non financial asset	Tota
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'00
Property, plant and equipment	-	-	-	-	-	-	-	6,398	6,39
Intangible assets	-	-	-	-	-	-	-	8,479	8,47
Deferred acquisition costs	-	-	-	-	-	-	-	3,506	3,50
Financial assets - available for sale securities	1,364,728	188,540	110,706	-	-	198	367	-	1,664,53
Loans and receivables including insurance receivables	40,242	23,782	120,242	10,654	6,903	-	196,639	282	398,74
Deferred tax assets	-	-	-	-	-	-	-	1,154	1,15
Reinsurance contracts	40,202	306,648	121,273	2,506	356,814	-	25,168	-	852,61
Cash and cash equivalents	42,160	111,130	1,973	497	-	-	1,460	-	157,22
Total assets	1,487,332	630,100	354,194	13,657	363,717	198	223,634	19,819	3,092,65

Analysis of impaired and past due assets

In performing its assessment of which assets should be impaired, the Group considers reinsurer ratings, the existence of notified disputes and historical collection experience.

The following table presents financial assets that were impaired, or past due but not impaired at the end of the year.

As at 31 December 2007

	0-3 months past due	4-6 months past due	7-9 months past due	10-12 months past due	More than 12 months past due	Impaired	Total	Neither past due nor impaired	Total assets
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	-	-	-	-	-	-	-	4,487	4,487
Intangible assets	-	-	-	-	-	-	-	8,479	8,479
Deferred acquisition costs	-	-	-	-	-	-	-	2,323	2,323
Financial assets - available for sale securities	-	-	-	-	-	-	-	1,365,205	1,365,205
Loans and receivables including insurance receivables	2,000	2,016	-	836	22,226	11,937	39,015	234,692	273,707
Deferred tax assets	-	-	-	-	-	-	-	1,034	1,034
Reinsurance contracts	-	-	-	-	-	7,718	7,718	539,083	546,801
Cash and cash equivalents	-	-	-	-	-	-	-	154,253	154,253

	0-3 months past due	4-6 months past due	7-9 months past due	10-12 months past due	More than 12 months past due	Impaired	Total	Neither past due nor impaired	Total assets
Total assets	2,000	2,016	-	836	22,226	19,655	46,733	2,309,556	2,356,289

As at 31 December 2006

	0-3 months past due	4-6 months past due	7-9 months past due	10-12 months past due	More than 12 months past due	Impaired	Total	Neither past due nor impaired	Total assets
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	-	-	-	-	-	-	-	6,398	6,398
Intangible assets	-	-	-	-	-	-	-	8,479	8,479
Deferred acquisition costs	-	-	-	-	-	-	-	3,506	3,506
Financial assets - available for sale securities	-	-	-	-	-	-	-	1,664,539	1,664,539
Loans and receivables including insurance receivables	4,197	389	79	15,480	7,890	14,182	42,217	398,744	440,961
Deferred tax assets	-	-	-	-	-	-	-	1,154	1,154
Reinsurance contracts	-	-	-	-	1,400	9,464	10,864	852,611	863,475
Cash and cash equivalents	-	-	-	-	-	-	-	157,220	157,220
Total assets	4,197	389	79	15,480	9,290	23,646	53,081	3,092,651	3,145,732

As at 31 December 2007 $35.3 million of assets were subject to a valuation allowance in respect of impairment (2006: $39.8 million). As at 31 December 2007, after deducting the impairment provision of $15.6 million (2006: $16.2 million) the impaired assets had a carrying value of $19.7 million (2006: $23.6 million).

Collateral pledged to and by the Group

The following table shows balance sheet carrying value of collateral pledged by the Group as a result of its underwriting activities:

	As at 31 December 2007	As at 31 December 2006
	$'000	$'000
Carrying value of financial assets pledged to insured parties as collateral for liabilities	**1,009,808**	1,150,211

The financial assets have been pledged as collateral under the following terms and conditions:

Alea London Limited has written regulated US business and has as a result been required to provide a collateralised Trust Fund in respect of outstanding claims relating to this business. Collateral is provided in the form of cash and approved investments in accordance with the terms of the trust deed. The total amount of collateral provided at 31 December 2007 was $63.1 million (2006: $67.1 million). In addition Alea London Limited maintains letter of credit ("LOC") facilities in respect of its previous underwriting activities and is obliged to collateralise any LOCs issued under these facilities. The total amount of collateral provided at 31 December 2007 under these treaties was $136.7 million (2006: $169.4 million). Alea London Limited has SICAV investments of $7.7 million (2006: $6.9 million) pledged as security for reinsurance obligations. Alea London Limited also has other restricted deposits of $0.4 million (2006: $2.5 million).

Alea Europe Ltd maintains LOC facilities in respect of its previous underwriting and is obliged to collateralise any LOCs issued under these facilities. The total amount of collateral provided at 31 December 2007 was $136.1 million (2006: $131.7 million). The amount held in trust for the benefit of holders of North American policies is $68.6 million (2006: $63.9 million). Additionally, Alea Europe Ltd holds a permanent amendment to irrevocable standby LOC of $3.8 million (2006: $7.9 million) in favour of its cedents. Alea Europe Ltd has SICAV investments of $50.8 million (2006: $48.7 million) pledged as security for reinsurance obligations.

Alea (Bermuda) Ltd has pledged collateral in the form of various LOCs totalling $9.5 million (2006: $42.4 million) which are held as cash and invested assets in designated collateral accounts. Other collateral pledged totalling $106.9 million (2006: $142.2 million) is in respect of quota share policies written by Alea (Bermuda) Ltd for Lumberman's and Alea North America Specialty Insurance Company. The collateral is pledged in form of trust accounts. Additionally Collateral of $176.2 million (2006: $197.5 million) is pledged in form of a trust account for the benefit of Alea North America Insurance company.

Alea North American Insurance Company has pledged assets consisting of LOCs, trust funds and cash totalling $116.3 million (2006: $140.8 million). LOCs are automatically extended without amendment for a period of one year following the expiration date. Alea North American Insurance Company also has securities on deposit at various state regulators totalling $133.7 million (2006: $129.2 million).

The fair value of collateral pledged to the Group as a result of its underwriting activities:

	As at 31 December 2007 $'000	**As at 31 December 2006 $'000**
Fair value of collateral held by the Group that can be sold or repledged regardless of whether the owner of the collateral defaults	**94,690**	217,463
Fair value of any such collateral sold or repledged	-	-
Carrying amount of any assets obtained by taking possession of collateral held as security	**48,748**	66,806

Alea Europe Ltd received an LOC from SCOR SA Paris in respect of the renewal rights transaction. The LOC was cancelled in 2007. At 31 December 2006 the LOC amounted to $ 20.0 million.

Alea North American Insurance Company holds collateral as security for claims due from third-parties of $94.7 million (2006: $197.5 million) which consists of funds held in trust and LOCs.

Alea (Bermuda) Ltd, holds collateral in respect of certain reinsurance recoverables in the form of $15.5 million of LOCs (2006: $17.0 million), $2.5 million of cash collateral (2006: $2.3 million) and $30.3 million of funds withheld (2006: $47.5 million), and generally has the right to hold this collateral remains until commutation or a mutual agreement to decrease the collateral.

Impairment provision analysis

The following impairment provisions have been made against reinsurance contracts with the credit ratings indicated:

	As at 31 December 2007 $'000	**As at 31 December 2006 $'000**
AAA	-	(169)
AA	-	(866)
A	-	-
BBB and below	-	-
Not rated	**(1,050)**	(15)
	(1,050)	(1,050)

The following impairment provisions have been made against debtors arising out of insurance operations with the

credit ratings indicated:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
AAA	-	-
AA	-	-
A	-	-
BBB and below	-	-
Not rated	**(1,459)**	(1,893)
	(1,459)	(1,893)

The following impairment provisions have been made against debtors arising out of reinsurance operations with the credit ratings indicated:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
AAA	**(2)**	-
AA	**(186)**	(41)
A	**(249)**	(744)
BBB and below	**(509)**	(177)
Not rated	**(12,105)**	(12,310)
	(13,051)	(13,272)

The following table analyses the movements in the impairment provisions:

	Impairment Provisions $'000
At 1 January	(18,432)
Amounts written off	(357)
Recoveries on assets previously written off	37
Net exchange differences	2,537
At 31 December 2006	**(16,215)**
Amounts written off	(699)
Recoveries on assets previously written off	1,673
Net exchange differences	(319)
At 31 December 2007	**(15,560)**

Financial risk

The Group is subject to several types of financial risk. The most significant of these is the risk that at any given date, the proceeds from realising the financial assets of the Group may be insufficient to meet the financial obligations arising from its insurance contracts. The Group is also exposed to risk as a result of changes in foreign

currency and interest rates. Another significant risk relates to the liquidity of the Group.

Asset and liability mismatch risk
In order to ensure that adequate liquid resources are available to fund insurance liability cash outflows when they fall due, the Group's practice is to invest in assets matching the currency and duration of the expected related liabilities.

Currency risk
The Group reports its results in US Dollars and accordingly, to the extent that shareholders' funds are invested in assets denominated in currencies other than US Dollars, exchange gains or losses may arise on translation.

The Group controls its currency risk by investing in assets that match the currency in which it expects related liabilities to be paid and by investing the majority of assets backing shareholder funds in US Dollars. The Directors consider the revaluation gains and losses arising from the revaluation of non-functional currencies that impact the income statement and equity to be insignificant.

The Group estimates that its net exposure to currencies is as follows:

As at 31 December 2007

Functional Currencies in $ '000

USD	AUD	GBP	CHF	Euro			Subtotal	
330,730	21,204	440	(22,177)	50,560			380,757	
Non-Functional Currencies								
GBP	**Euro**	**SEK**	**DKK**	**JPY**	**CAD**	**Other**	**Subtotal**	**Total**
27,466	22,850	(6,806)	(4,753)	(4,569)	25,430	(12,336)	47,282	428,039

Functional Currencies in %

USD	AUD	GBP	CHF	Euro			Subtotal	
77.3	5.0	0.1	(5.2)	11.8			89.0	
Non-Functional Currencies in %								
GBP	**Euro**	**SEK**	**DKK**	**JPY**	**CAD**	**Other**	**Subtotal**	**Total**
6.4	5.3	(1.6)	(1.1)	(1.1)	5.9	-2.8	11.0	100.0

As at 31 December 2006

Functional Currencies in $ '000

USD	AUD	GBP	CHF	Euro			Subtotal	
410,699	7,965	3,267	(21,983)	47,545			447,493	
Non-Functional Currencies								
GBP	**Euro**	**SEK**	**DKK**	**JPY**	**CAD**	**Other**	**Subtotal**	**Total**
25,196	16,792	(15,548)	(265)	(4,626)	20,356	(5,257)	36,648	484,141

Functional Currencies in %

USD	AUD	GBP	CHF	Euro			Subtotal	
84.8	1.6	0.7	(4.5)	9.8			92.4	
Non-Functional Currencies in %								
GBP	**Euro**	**SEK**	**DKK**	**JPY**	**CAD**	**Other**	**Subtotal**	**Total**
5.2	3.5	(3.2)	(0.1)	(1.0)	4.2	(1.0)	7.6	100.0

A positive percentage arises when assets exceed liabilities denominated in that currency while a negative percentage arises when liabilities exceed assets.

The translation gains and losses of functional currencies are recognised as a separate component of equity where as the gains and losses arising from the translation of non-functional currencies are recorded in the income

statement.

Included within this currency analysis are net non-monetary assets which equate to 2.8% of the Group's net assets.

Liquidity Risk

Liquidity risk is the potential that obligations cannot be met as they become due as a consequence of not being able to readily realise assets to meet these obligations.

As at 31 December 2007, the Group's holding company had in place a $30.0 million bank term loan which was due for repayment on 18 July 2009. This loan carried an interest margin of 200 basis points over LIBOR and was repaid on 14 January 2008. Under the terms of the Group's bank credit agreement there were two financial covenants which required that the Group maintained a minimum adjusted consolidated tangible net worth and a minimum debt-to-total-capitalisation ratio. If the Group were to breach either one of these covenants, the lenders would have had the right to demand early repayment of the loan in advance of the scheduled repayment date of 18 July 2009.

In December 2004 and January 2005, the Group issued a total of $120.0 million of hybrid trust preferred securities. These securities were issued through trusts established by Alea Holdings US Company a subsidiary of the Group holding company. The margin on these securities was unaffected by the credit rating downgrades and remains at LIBOR plus 285 basis points. The securities have a fixed maturity of 30 years, are callable after five years, and allow for a deferral of quarterly coupons for up to five years.

The following table analyses the contractual maturity dates of the undiscounted liabilities carried on the Group's balance sheet.

As at 31 December 2007	Undiscounted						
	On demand and within one year	One to three years	Three to five years	Over five years	Total undiscounted liabilities	Discount on insurance contract liabilities	Total discounted liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
LIABILITIES							
Insurance contracts	374,225	417,139	183,463	642,605	1,617,432	(67,541)	1,549,891
Borrowings	-	30,000	-	117,785	147,785	-	147,785
Provisions	1,955	543	339	-	2,837	-	2,837
Other liabilities and charges	29,119	4,116	-	-	33,235	-	33,235
Trade and other payables	65,707	42,766	35,489	47,779	191,741	-	191,741
Current income tax liabilities	2,761	-	-	-	2,761	-	2,761
Total liabilities	473,767	494,564	219,291	808,169	1,995,791	(67,541)	1,928,250

As at 31 December 2006	Undiscounted						
	On demand and within one year	One to three years	Three to five years	Over five years	Total undiscounted liabilities	Discount on insurance contract liabilities	Total discounted liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
LIABILITIES							
Insurance contracts	355,535	454,445	232,688	1,004,701	2,047,369	(105,855)	1,941,514
Borrowings	200,000	-	-	117,267	317,267	-	317,267
Provisions	3,433	1,197	543	68	5,241	-	5,241
Other liabilities and charges	38,545	2,409	-	-	40,954	-	40,954
Trade and other payables	54,379	89,119	43,969	168,139	355,606	-	355,606
Current income tax liabilities	1,009	-	-	-	1,009	-	1,009

Total liabilities	652,901	547,170	277,200	1,290,175	2,767,446	(105,855)	2,661,591

Capital risk management
The total amount of capital managed by the Group is $537.4 million (2006: $593.4 million). The Group considers its managed capital to consist of net tangible assets of $419.6 million (2006: $475.7 million) and the trust preferred securities of $117.8 million (2006: $117.7 million).

The Board of Directors is responsible for assessing the Group's capital structure on a regular basis with the aim of selecting a debt-to-equity ratio that maximises return to shareholders. As at 31 December 2007 the debt-to-equity ratio was 26% (2006: 40%).

The main aim of the Group's capital management strategy is to free-up excess capital which can be reinvested in the business or returned to shareholders consistent with holding sufficient capital in each insurance operating entity to meet regulatory requirements. The Group has been in run-off since the fourth quarter 2005 and has conducted its operations in accordance with this strategy.

There have been no changes in the Group's capital management policies since the previous period.

As at 31 December 2007 the Group was required to hold sufficient capital to meet the conditions of the bank loan covenant in respect of the $30.0 million term loan. Subsequent to 31 December 2007 the Group repaid this term loan and is no longer subject to this capital requirement.

The Group is subject to externally imposed capital requirements in respect of all entities that previously wrote insurance and reinsurance business. These requirements, which have been complied with during the year, are enforced within the individual locations and are detailed below.

Alea London Limited is regulated by the UK Financial Services Authority ("FSA"). It is required by the FSA to submit an annual statement of solvency and to hold capital resources in excess of its capital resources requirement.

Alea North America Insurance Company is regulated by the New York Insurance Department ("NYID"). It is required by the NYID to submit an annual risk based capital statement and to hold total adjusted capital in excess of the Company Action Level which is 200% of its Authorized Control Level Risk-Based Capital.

Alea (Bermuda) Limited is regulated by the Bermuda Monetary Authority ("BMA"). It is required by the BMA to submit an annual statutory financial return and to hold statutory capital and surplus in excess of its minimum solvency margin.

Alea Europe is regulated by the Swiss Federal Office of Private Insurance ("FOPI"). A Swiss reinsurer must maintain available own funds at the level of the required solvency margin, which is calculated by reference to the business volume (Solvency 1). Additionally, the reinsurer must maintain its target capital which is defined as the sum of the expected shortfall of change in risk-bearing capital within one year at the 99% confidence level plus the market value margin, as required by the Swiss Solvency Test (Solvency 2).

The Group has embedded its capital management processes into its normal planning, reporting and decision making activities.

5 Net realised losses on sale of renewal rights

	Alea London Limited	Alea North America Insurance Company	Alea Europe Limited	Total
	$'000	$'000	$'000	$'000
Year ended 31 December 2007	**-**	**(1,880)**	**157**	**(1,723)**
Year ended 31 December 2006	(800)	(5,164)	944	(5,020)

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million, which was recognised in the year ended 31 December 2005, and represented the Directors' valuation at fair value of the business sold. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. The fair market value of the renewal rights is regularly evaluated by the Board based on available data.

In the year ended 31 December 2007 a charge of $1.7 million was recognised in respect of the renewal rights transactions (year ended 31 December 2006 charge of $5.0 million). These amounts reflect the necessary changes to the fair value which is based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with sale contracts.

The gains were calculated as the fair value of consideration receivable ($54.4 million). The Group has received payments to 31 December 2007 of $22.6 million (31 December 2006: $20.9 million). The remaining balance of $31.8 million (31 December 2006: $35.2 million) is included within loans and receivables including insurance receivables and consists of $29.6 million owed by AmTrust and $2.2 million owed by Canopius. The non-current portion of the receivable at 31 December 2007 is $29.6 million (31 December 2006: $33.7 million).

These amounts represent the Directors' best estimates of the risk adjusted future receipts discounted at 4.5%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts. A 10% deviation of the projected renewals would result in a change in receivable of $3.92 million.

The directors consider that the receivable is collectable based upon an assessment of credit rating of AmTrust and Canopius.

6 Restructuring costs

In 2005, the Group announced its intention to run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations have been written down to their residual value. Redundancy costs have been incurred in Connecticut. A restructuring provision has been established for employees in London, Basel and Zug. This provision included estimated expenses for future redundancy payments for employees who cannot be redeployed in the new structure. The provision also contained estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that are expected to be vacated as part of the restructuring. The provision was established based on a run-off plan approved by the Board of Directors. Other costs are included in the claims handling provisions.

Year ended 31 December 2007

	Alea UK $'000	Alea US $'000	Alea Europe $'000	Total $'000
Redundancy costs incurred in excess of the provision established based on run-off plan	1,245	326	-	1,571
Total restructuring costs	**1,245**	**326**	**-**	**1,571**

Year ended 31 December 2006

	Alea UK $'000	Alea US $'000	Alea Europe $'000	Total $'000
Redundancy costs incurred in excess of the provision established based on run-off plan [1]	4,135	2,295	-	6,430
Reversal of estimated restructuring provision due to redundancies in other entities [1]	-	-	(2,843)	(2,843)

Reversal of estimated restructuring provision related to onerous contracts [2]	-	(2,500)	-	(2,500)
Total restructuring costs	**4,135**	**(205)**	**(2,843)**	**1,087**

[1] In order to execute the run-off plan, the Group reassessed where centres of competency should be located geographically. This resulted in revisions being made to the locations of where staff were retained and consequently additional severance payments were incurred by Alea London and Alea North America whilst Alea Europe was able to reverse an element of the restructuring provision previously established.

[2] Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

7 Segmental information

Primary segment information - operating results by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services - the central investment operation.

The operating result of each of these operating segments before the impact of intra-group quota share arrangements is shown below.

Year ended 31 December 2007	**Alea London**	**Alea North America**	**Alea Europe**	**Alea Financial Services**	**Non - allocated**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Gross Premiums Written	2,690	(5,801)	15,794	-	-	12,683
Revenue						
Net insurance premium revenue	9,003	(4,189)	17,545	-	-	22,359
Fee income	-	138	1,811	-	-	1,949
Investment income	-	-	-	73,089	-	73,089
Net realised losses on financial assets	-	-	-	(1,310)	-	(1,310)
Net realised gains on sale of subsidiary	-	-	-	-	-	-
Net realised losses on sale of renewal rights	-	(1,880)	157	-	-	(1,723)
Total revenue	**9,003**	**(5,931)**	**19,513**	**71,779**	**-**	**94,364**
Expenses						
Net insurance claims	(15,264)	(41,741)	(22,151)	-	-	(79,156)
Acquisition costs	(4,910)	(2,070)	(3,299)	-	-	(10,279)
Other operating expenses	(14,624)	(25,186)	(13,544)	-	(6,388)	(59,742)
Restructuring costs	(1,245)	(326)	-	-	-	(1,571)
Total expenses	**(36,043)**	**(69,323)**	**(38,994)**	**-**	**(6,388)**	**(150,748)**
Results of operating activities	**(27,040)**	**(75,254)**	**(19,481)**	**71,779**	**(6,388)**	**(56,384)**

Finance costs	-	-	-	(21,696)	-	(21,696)
(Loss)/profit before income tax	**(27,040)**	**(75,254)**	**(19,481)**	**50,083**	**(6,388)**	**(78,080)**
Income tax expense	-	-	-	-	(100)	(100)
(Loss)/profit for the period	**(27,040)**	**(75,254)**	**(19,481)**	**50,083**	**(6,488)**	**(78,180)**

Year ended 31 December 2006	**Alea London**	**Alea North America**	**Alea Europe**	**Alea Financial Services**	**Non - allocated**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Gross Premiums Written	21,247	(102,368)	6,202	-	-	(74,919)
Revenue						
Net insurance premium revenue	129,312	61,973	24,631	-	-	215,916
Fee income	502	2,641	-	-	-	3,143
Investment income	-	-	-	94,821	-	94,821
Net realised losses on financial assets	-	-	-	(2,500)	-	(2,500)
Net realised gains on sale of subsidiary	-	4,336	-	-	-	4,336
Net realised (losses)/gains on sale of renewal rights	(800)	(5,164)	944	-	-	(5,020)
Total revenue	**129,014**	**63,786**	**25,575**	**92,321**	**-**	**310,696**
Expenses						
Net insurance claims	(85,795)	(58,285)	(12,612)	-	-	(156,692)
Acquisition costs	(38,292)	(23,466)	(7,534)	-	-	(69,292)
Other operating expenses	(18,288)	(29,148)	(15,032)	-	(4,087)	(66,555)
Restructuring (costs)/releases	(4,135)	205	2,843	-	-	(1,087)
Total expenses	**(146,510)**	**(110,694)**	**(32,335)**	**-**	**(4,087)**	**(293,626)**
Results of operating activities	**(17,496)**	**(46,908)**	**(6,760)**	**92,321**	**(4,087)**	**17,070**
Finance costs	-	-	-	(24,407)	-	(24,407)
(Loss)/profit before income tax	**(17,496)**	**(46,908)**	**(6,760)**	**67,914**	**(4,087)**	**(7,337)**
Income tax credit	-	-	-	-	6,502	6,502
(Loss)/profit for the period	**(17,496)**	**(46,908)**	**(6,760)**	**67,914**	**2,415**	**(835)**

Other segment charges included in the income statement are as follows:

Year ended 31 December 2007	**Alea London**	**Alea North America**	**Alea Europe**	**Alea Financial Services**	**Non - allocated**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**

Depreciation (note 18)	**1,268**	**976**	**290**	**-**	**-**	**2,534**
Redundancy costs incurred in excess of the provision established based on run-off plan (note 6)	1,245	326	-	-	-	1,571
Total restructuring costs	**1,245**	**326**	**-**	**-**	**-**	**1,571**

Year ended 31 December 2006	**Alea London**	**Alea North America**	**Alea Europe**	**Alea Financial Services**	**Non - allocated**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Depreciation (note 18)	**1,912**	**1,792**	**438**	**-**	**-**	**4,142**
Redundancy costs incurred in excess of the provision established based on run-off plan (note 6)	4,135	2,295	-	-	-	6,430
Reversal of estimated restructuring provision due to redundancies in other entities (note 6)	-	-	(2,843)	-	-	(2,843)
Estimated restructuring costs (note 6)	-	(2,500)	-	-	-	(2,500)
Total restructuring costs	**4,135**	**(205)**	**(2,843)**	**-**	**-**	**1,087**

The Group had various intra-group quota share arrangements between the following legal companies Alea London Limited, Alea (Bermuda) Ltd, Alea North America Insurance Company, Alea North America Specialty Insurance Company (collectively Alea US) and Alea Europe Ltd. The impact of intra-group quota share arrangements on operating result with regard to these legal entities are shown and explained below.

For the year ended 31 December 2007 intra-group quota share arrangements comprise a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda and a 70% quota share of Alea North America Insurance Company to Alea Bermuda.

For the year ended 31 December 2006 intra group quota share arrangements comprise a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda and a 70% quota share of Alea US to Alea Bermuda. A 35% quota share of Alea London business to Alea Europe was commuted as at 30 September 2006.

The effects of all of these arrangements are detailed below:

Year ended 31 December 2007	**Alea London**	**Alea Bermuda**	**Alea US**	**Alea Europe**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Net insurance premium revenue	9,003	760	(4,949)	17,545	22,359
Intercompany reinsurance	-	16,265	(16,827)	562	-
Net insurance premium revenue after intercompany reinsurance	9,003	17,025	(21,776)	18,107	22,359
Underwriting result [1]					
Before intercompany reinsurance	**(27,040)**	**(30,520)**	**(49,242)**	**(19,638)**	**(126,440)**
After intercompany reinsurance	**(28,738)**	**(56,949)**	**(30,275)**	**(10,478)**	**(126,440)**

Year ended 31 December 2006	**Alea London**	**Alea Bermuda**	**Alea US**	**Alea Europe**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**

Net insurance premium revenue	129,312	4,099	57,874	24,631	215,916
Intercompany reinsurance	(31,313)	39,345	(39,534)	31,502	-
Net insurance premium revenue after intercompany reinsurance	97,999	43,444	18,340	56,133	215,916
Underwriting result [1]					
Before intercompany reinsurance	**(16,697)**	**(21,548)**	**(28,618)**	**(7,704)**	**(74,567)**
After intercompany reinsurance	**(11,886)**	**(23,968)**	**(37,185)**	**(1,528)**	**(74,567)**

[1] Results of operating activities excluding investment income, net realised gains on financial assets, net realised gains on sale of subsidiary and intangible assets and net realised gains on sale of renewal rights.

Primary segment information – balance sheet by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services - the central investment operation. The balance sheet of each of these operating segments before the impact of intra-group quota share arrangements is shown below:

As at 31 December 2007	**Alea London $'000**	**Alea North America $'000**	**Alea Europe $'000**	**Alea Financial Services $'000**	**Non - allocated $'000**	**Total $'000**
ASSETS						
Property, plant and equipment	610	3,581	296	-	-	4,487
Intangible assets	-	8,479	-	-	-	8,479
Deferred acquisition costs	47	-	2,276	-	-	2,323
Financial assets						
Equity securities						
- available for sale	-	-	-	165	-	165
Debt securities						
- available for sale	-	-	-	1,365,040	-	1,365,040
Loans and receivables including insurance receivables	41,223	112,847	17,812	101,825	-	273,707
Deferred tax assets	-	-	-	-	1,034	1,034
Reinsurance contracts	158,294	104,420	284,087	-	-	546,801
Cash and cash equivalents	-	-	-	154,253	-	154,253
Total assets	**200,174**	**229,327**	**304,471**	**1,621,283**	**1,034**	**2,356,289**
LIABILITIES						
Insurance contracts	462,322	445,512	642,057	-	-	1,549,891
Borrowings	-	-	-	147,785	-	147,785
Provisions	-	1,154	1,683	-	-	2,837
Other liabilities and charges	8,092	21,515	3,628	-	-	33,235
Trade and other payables	68,738	72,464	50,539	-	-	191,741
Current income tax liabilities	-	-	-	-	2,761	2,761
Total liabilities	**539,152**	**540,645**	**697,907**	**147,785**	**2,761**	**1,928,250**
Net assets						**428,039**

EQUITY	
Capital and reserves attributable to the Company's equity holders	
Share capital	1,738
Other reserves	709,455
Retained loss	(283,154)
Total equity	**428,039**

As at 31 December 2006	**Alea London**	**Alea North America**	**Alea Europe**	**Alea Financial Services**	**Non - allocated**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
ASSETS						
Property, plant and equipment	1,798	4,221	379	-	-	6,398
Intangible assets	-	8,479	-	-	-	8,479
Deferred acquisition costs	420	(37)	3,123	-	-	3,506
Financial assets						
Equity securities						
- available for sale	-	-	-	198	-	198
Debt securities						
- available for sale	-	-	-	1,664,341	-	1,664,341
Loans and receivables including insurance receivables	85,497	103,258	113,965	138,241	-	440,961
Deferred tax assets	-	-	-	-	1,154	1,154
Reinsurance contracts	315,180	256,178	292,117	-	-	863,475
Cash and cash equivalents	-	-	-	157,220	-	157,220
Total assets	**402,895**	**372,099**	**409,584**	**1,960,000**	**1,154**	**3,145,732**
LIABILITIES						
Insurance contracts	623,259	634,340	683,915	-	-	1,941,514
Borrowings	-	-	-	317,267	-	317,267
Provisions	2,139	1,425	1,677	-	-	5,241
Other liabilities and charges	5,795	31,677	3,482	-	-	40,954
Trade and other payables	118,984	90,631	145,991	-	-	355,606
Current income tax liabilities	-	-	-	-	1,009	1,009
Total liabilities	**750,177**	**758,073**	**835,065**	**317,267**	**1,009**	**2,661,591**
Net assets						**484,141**
EQUITY						
Capital and reserves attributable to the Company's equity holders						
Share capital						1,738
Other reserves						687,377
Retained loss						(204,974)
Total equity						**484,141**

The capital expenditures (see also note 18) are as follows:

	Alea London $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Year ended 31 December 2007	**54**	**337**	**256**	**-**	**-**	**647**
Year ended 31 December 2006	473	263	-	-	-	736

Secondary segment information - geographical analysis

The following provides an analysis of gross premiums written by location of insured and by location of legal entity accepting the risk, and of (loss)/profit before tax by legal entity accepting risk.

Geographical analysis of gross premiums written by location of insured	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Europe	**8,495**	(267)
Africa	**18**	(28)
Near & Middle East	**28**	(108)
Far East	**17**	181
Australia & Oceania	**172**	(96)
North America	**3,914**	(76,329)
Latin America	**39**	1,728
	12,683	(74,919)

Geographical analysis by location of legal entity

	Gross premiums written		(Loss)/profit before tax	
	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Bermuda	**613**	1,735	**(43,011)**	(8,176)
Jersey	**-**	74	**-**	(1,606)
United Kingdom	**2,593**	20,973	**(9,272)**	5,958
United States	**(6,415)**	(104,102)	**(28,214)**	(24,570)
Switzerland	**15,892**	6,401	**2,417**	21,057
	12,683	(74,919)	**(78,080)**	(7,337)

Geographical analysis by location of legal entity

	Carrying value of assets		Additions to property, plant and equipment	
	As at 31 December 2007 $'000	As at 31 December 2006 $'000	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000

Bermuda	**796,896**	1,135,396	**20**	-
Jersey	**-**	-	**-**	-
United Kingdom	**512,483**	659,344	**54**	473
United States	**408,889**	578,450	**317**	263
Switzerland	**638,021**	772,542	**256**	-
	2,356,289	3,145,732	**647**	736

Operating equity and shareholders' equity interests	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Alea Europe Ltd	**239,330**	230,660
Alea (Bermuda) Ltd [1]	**134,703**	226,651
Alea US	**230,359**	241,491
Amounts held in Holding Companies	**(26,054)**	103,703
Amounts held in non-insurance subsidiaries	**(2,514)**	(1,097)
Note provided by Alea Europe Ltd to Alea US	**-**	-
	575,824	801,408
Amounts owed to credit institutions	**(30,000)**	(199,574)
Trust preferred securities	**(117,785)**	(117,693)
Shareholders' funds attributable to equity interests	**428,039**	484,141

[1] Alea London Limited is wholly owned by Alea (Bermuda) Ltd has net assets as follows:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Alea London Limited	**81,827**	87,954

8 Investment income

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Financial assets - available for sale:		
- Interest income from debt securities	**67,070**	86,537
Cash and cash equivalents interest income	**6,019**	8,284
	73,089	94,821

9 Net realised losses on financial assets

	Year ended	Year ended 31 December

	31 December 2007 $'000	2006 $'000
Realised gains on financial assets - available for sale	**281**	4,700
Realised losses on financial assets - available for sale	**(1,591)**	(7,200)
	(1,310)	(2,500)

10 Sale of subsidiary

Alea North America Specialty Insurance Company
Alea North America Insurance Company ("ANAIC") sold its Delaware excess and surplus lines carrier, Alea North America Specialty Insurance Company ("ANASIC") to Insurance Corporation of Hannover, a member company of Praetorian Financial Group, Inc. on 29 September 2006. ANAIC received a cash payment of $34.7 million representing $4 million plus the statutory policyholders' surplus of ANASIC as at date of sale. The Group recognised in its IFRS accounts a net realised gain on the sale of $4.3 million in 2006.

On the date of the sale, the Group's Alea (Bermuda) Ltd affiliate assumed 100% of all business written by ANASIC prior to the closing date. The obligations under the agreements are supported by a guarantee of the Company.

	As at 31 December 2007 $'000	As at 29 September 2006 $'000
ASSETS		
Deferred acquisition costs	-	45
Financial assets		
Debt securities		
- available for sale	-	25,532
Loans and receivables including insurance receivables	-	2,853
Reinsurance contracts	-	9,487
Cash and cash equivalents	-	4,477
Total assets	-	42,394
LIABILITIES		
Insurance contracts	-	11,769
Other liabilities and charges	-	177
Trade and other payables	-	58
Total liabilities	-	12,004
Net Assets	-	30,390
Net realised gains on sale of subsidiary	-	4,336
Total net consideration	-	34,726

The total consideration was satisfied in cash.

Net cash inflow arising on disposal:

Cash consideration	-	34,726
Cash and cash equivalents disposed of	-	(4,477)
Total net cash inflow on disposal	-	30,249

11 Movement in prior year provision for insurance claims, net of reinsurance

The table below presents amounts included in incurred claims arising from the movement in the prior year provision for claims outstanding net of reinsurance. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date.

Increase/(decrease) in claims outstanding net of reinsurance before discount	**Year ended 31 December 2007 $'000**	**Year ended 31 December 2006 $'000**
Underwriting years 1999 and prior	**608**	(3,242)
Underwriting year 2000	**2,475**	1,465
Underwriting year 2001	**6,298**	5,164
Underwriting year 2002	**10,072**	5,770
Underwriting year 2003	**12,546**	(1,465)
Underwriting year 2004	**(13,677)**	(26,846)
Underwriting year 2005	**4,777**	2,209
	23,099	(16,945)
Claims outstanding net of reinsurance at prior year end before discount	**1,171,165**	1,612,450
Discount	**(95,533)**	(116,679)
	1,075,632	1,495,771

12 Results of operating activities

Loss from operations has been arrived after charging:

	Year ended 31 December 2007 $'000	**Year ended 31 December 2006 $'000**
Depreciation of property, plant and equipment	**2,534**	4,142
Staff costs (see note 13)	**27,579**	37,757
Auditors' remuneration (see below)	**2,369**	3,283

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	Year ended 31 December 2007 $'000	**Year ended 31 December 2006 $'000**
Audit services	**2,193**	2,523
Tax services	**46**	18

Actuarial and other consulting	**130**	742
Total auditors' remuneration	**2,369**	3,283

13 Staff costs

The average monthly number of employees (including Executive Directors) was:

	Year ended 31 December 2007	Year ended 31 December 2006
Underwriting	**-**	14
Finance	**22**	45
Information Technology	**14**	19
Claims	**50**	48
Technical Accounts	**15**	22
Management and administration	**18**	30
	119	178

Their aggregate remuneration comprised:

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Wages and salaries [1]	**24,401**	32,524
Social security costs	**1,562**	2,608
Other pension costs (see note 38)	**1,616**	2,625
	27,579	37,757

[1] Severance payments of $2.0 million made in the year ended 31 December 2007 (2006: $12.2 million) are excluded in the table above. Of this $2.0 million, $0.4 million (2006: $8.6 million) was provided in the restructuring provision established at 31 December 2005 (see note 27). The remaining $1.6 million has been charged through the income statement in 2007 (see note 6).

14 Finance costs

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Interest on borrowings	**18,184**	22,990
Other investment expenses	**2,932**	3,288
Exchange losses/(gains) on non-functional currencies and transactions losses	**580**	(1,871)
	21,696	24,407

15 Net gains or losses on borrowings

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Capitalised debt raising expenses charged to income statement	**518**	636
	518	636

16 Income tax expense/(credit)

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Current tax expense/(credit):		
UK corporation tax	**(5)**	326
Foreign tax	**1,002**	(4,934)
Total current tax	**997**	(4,608)
Deferred tax (note 23):	**(897)**	(1,894)
Total income tax expense/(credit)	**100**	(6,502)

UK corporation tax is calculated at 30% (2006: 30%) of the estimated assessable UK profit for the year.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The tax expense for the periods presented varied from the stated rate of UK corporation tax as explained below:

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Loss on ordinary activities before taxation	**(78,080)**	(7,337)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2006: 30%)	**(23,424)**	(2,201)
Factors affecting tax expense/(credit):		
Adjustment in respect of foreign tax rates	**11,426**	611
Adjustment in respect of prior periods	**130**	(884)
Overseas and other taxes	**670**	973

Change in UK corporation tax rate used to provide deferred tax asset	79	-
Deferred tax asset in respect of current year losses not recognised	9,936	-
Utilisation of tax losses in respect of which no deferred tax assets were provided	(600)	(4,276)
Other permanent differences	1,883	(725)
Tax expense/(credit) for the year	**100**	(6,502)

In addition to the amount expensed to the income statement, deferred tax of $1.0 million has been expensed to equity in the year (2006: expense of $Nil).

17 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Year ended 31 December 2007	Year ended 31 December 2006
Earnings	**$**	**$**
Earnings for the purposes of basic earnings per share being net loss attributable to equity holders of the Company	**(78,179,546)**	(835,201)
Effect of dilutive potential ordinary shares:	-	-
Earnings for the purposes of diluted earnings per share	**(78,179,546)**	(835,201)

Number of shares	Year ended 31 December 2007 Number	Year ended 31 December 2006 Number
Weighted average number of ordinary shares for the purposes of basic earnings per share	**173,788,126**	173,738,502
Effect of dilutive potential ordinary shares:		
- Share options	-	-
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**173,788,126**	173,738,502

18 Property, plant and equipment

	Computer equipment and software	Fixtures and office equipment	Other	Total
	$'000	$'000	$'000	$'000
Cost or Valuation				
At 1 January 2006	26,117	7,793	1,724	35,634

Additions	705	31	-	736
Exchange difference	2,294	255	120	2,669
Disposals	(6,263)	(3,481)	(131)	(9,375)
At 31 December 2006	22,853	4,598	1,713	29 164
Additions	374	220	53	647
Exchange difference	383	23	133	539
Disposals	(830)	(448)	(2)	(1,280)
At 31 December 2007	**22,780**	**4,393**	**1,897**	**29,070**
Accumulated depreciation and impairment				
At 1 January 2006	(18,635)	(5,525)	(1,566)	(25,726)
Charge for the year	(3,778)	(336)	(28)	(4,142)
Exchange differences	(1,957)	(230)	(160)	(2,347)
Eliminated on disposals	5,780	3,522	147	9,449
At 31 December 2006	(18,590)	(2,569)	(1,607)	(22,766)
Charge for the year	(2,017)	(392)	(125)	(2,534)
Exchange differences	(357)	(12)	(131)	(500)
Eliminated on disposals	823	394	-	1,217
At 31 December 2007	**(20,141)**	**(2,579)**	**(1,863)**	**(24,583)**
Carrying amount				
At 31 December 2007	**2,639**	**1,814**	**34**	**4,487**
At 31 December 2006	4,263	2,029	106	6,398

19 Intangible assets

	Licences $'000
Cost	
At 1 January 2006	9,968
Additions	-
At 31 December 2006	9,968
Additions	-
At 31 December 2007	**9,968**
Amortisation	
At 1 January 2006	(1,489)
Impairment of asset	-
At 31 December 2006	(1,489)
Impairment of asset	-
At 31 December 2007	**(1,489)**

Carrying amount	
At 31 December 2007	**8,479**
At 31 December 2006	8,479

Capitalised licences represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. The licences are tested for impairment at each balance sheet date. At 31 December 2007 the impairment review indicated that the carrying value of the licenses reflects the recoverable amount and no impairment write down is necessary (31 December 2006: no impairment write down was necessary).

20 Deferred acquisition costs

	Deferred acquisition costs **$'000**
At 1 January 2006	107,000
Change in year	(103,718)
Exchange difference	224
At 31 December 2006	3,506
Change in year	(1,351)
Exchange difference	168
At 31 December 2007	**2,323**

At 31 December 2007	
Current assets	**1,992**
Non-current assets	**331**
	2,323

At 31 December 2006	
Current assets	283
Non-current assets	3,223
	3,506

21 Financial assets

	As at 31 December 2007 $'000	**As at 31 December 2006 $'000**
Available-for-sale investments		
- Equity securities	**165**	198
- Debt securities	**1,365,040**	1,664,341

The investments included above represent investments in listed equity securities and listed debt securities. The fair values of these investments are based on quoted market prices.

Summary by maturity – Debt securities	As at 31 December 2007 '000	%	As at 31 December 2006 $'000	%
Less than 1 year	**598,506**	**43.8**	661,770	39.8
1 year up to 3 years	**317,638**	**23.3**	354,899	21.3
3 years up to 5 years	**113,916**	**8.3**	228,385	13.7
5 years up to 10 years	**102,707**	**7.5**	136,633	8.2
More than 10 years	**232,273**	**17.1**	282,654	17.0
	1,365,040	**100.0**	1,664,341	100.0

22 Loans and receivables including insurance receivables

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Deposits with ceding undertakings	**91,177**	118,558
Debtors arising out of insurance operations	**1,496**	21,989
Debtors arising out of reinsurance operations	**101,689**	143,993
Amounts due from reinsurance operations not transferring significant risk	**-**	66,293
Accrued income (1)	**42,805**	49,282
Other prepayments	**5,108**	2,531
Other debtors	**31,432**	38,315
Total loans and receivables including insurance receivables	**273,707**	440,961
Current asset	**49,182**	63,710
Non-current asset	**224,525**	377,251
	273,707	440,961

1 $31.8 million (31 December 2006: $35.2 million) of the renewal rights sales are recorded as accrued income at the balance sheet date as disclosed in note 5.

Loans and receivables including insurance receivables are recorded on the balance sheet at amortised cost.

23 Deferred income tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting period:

Deferred tax assets and liabilities

	Unrealised gains on investments	Depreciation in advance of capital allowances	US subsidiary insurance transaction timing differences and losses	Bonus and pension accruals not currently deductible and other timing differences	Total

	$'000	$'000	$'000	$'000	$'000
At 1 January 2006	-	989	(1,878)	8	(881)
Credit/(expense) to the income statement	-	27	1,878	(11)	1,894
Exchange differences	-	138	-	3	141
At 1 January 2007	-	1,154	-	-	1,154
Expense to equity	(1,030)	-	-	-	(1,030)
Credit/(expense) to the income statement	-	(132)	1,030	-	898
Exchange differences	-	12	-	-	12
As at 31 December 2007	**(1,030)**	**1,034**	**1,030**	**-**	**1,034**

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Deferred tax assets	**1,034**	1,154
Deferred tax liabilities	-	-
	1,034	1,154

At the balance sheet date the Group has unrecognised deferred tax assets of $66.5 million (31 December 2006: $47.8 million) in respect of tax losses carried forward. The assets have not been recognised due to the unpredictability of future profit streams.

At the balance sheet date, the Group has unused tax losses of $266.7 million (31 December 2006: $182.6 million) available for offset against future profits. Of the losses at 31 December 2007 $62.6 million (31 December 2006: $24.6 million) relate to the US, $151.0 million (31 December 2006: $140.5 million) relate to the UK and $53.1 million (31 December 2006: $17.5 million) relate to Switzerland.

US losses expire as follows: $21.7 million in 2026 and $40.9 million in 2027.

In the UK, tax losses are in part carried forward as disclaimed technical reserves. UK losses have no expiry date.

Swiss losses of $53.1 million expire in 2011.

The deferred tax assets as at 31 December 2007 and as at 31 December 2006 are non-current assets.
The deferred tax liabilities as at 31 December 2007 and as at 31 December 2006 are non-current liabilities.

The deferred income tax expensed to equity during the year is as follows:

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Revaluation reserve[1]	**1,030**	-
Hedging and translation reserve[2]	-	-
	1,030	-

[1] The revaluation reserve is a component of shareholders' equity that is used to record the difference betwe the market value of available for sale investments carried on the balance sheet and the amortised cost of tho assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of tl assets are taken to this reserve.

[2] Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilit denominated in functional currencies of the Group are shown in the hedging and translation reserve. Tl hedging and translation reserve is a component of shareholders' equity.

24 Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Cash at bank and in hand	**31,589**	69,738
Short-term deposits with credit institutions	**122,664**	87,482
Total cash and cash equivalents	**154,253**	157,220

Cash and cash equivalents yielded an effective rate of interest of 4.3% in 2007 (2006: 5.2%).

25 Insurance and reinsurance contracts

Insurance and reinsurance contracts are comprised of the following:

	As at 31 December 2007 $'000	As at 31 December 2006 $'000
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	**1,605,617**	2,026,102
Discount	**(67,541)**	(105,855)
	1,538,076	1,920,247
Claims handling provisions	**11,815**	17,823
Total gross claims outstanding	**1,549,891**	1,938,070
Provision for unearned premiums on insurance contracts	**-**	3,444
Total insurance contracts	**1,549,891**	1,941,514
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	**41,162**	299,544
Discount	**-**	(7,657)
Net aggregate excess reinsurance	**41,162**	291,887
Other reinsurance		
Provision for claims outstanding, reported and not reported	**508,651**	573,216
Discount	**(3,012)**	(2,665)

Net other reinsurance	**505,639**	570,551
Total reinsurance		
Provision for claims outstanding, reported and not reported	**549,813**	872,760
Discount	**(3,012)**	(10,322)
Total reinsurers' share of claims outstanding	**546,801**	862,438
Provision for unearned premiums on reinsurance contracts	**-**	1,037
Total reinsurance contracts	**546,801**	863,475
Undiscounted claims outstanding, net of reinsurance	**1,067,619**	1,171,165
Discount	**(64,529)**	(95,533)
Claims outstanding net of reinsurance	**1,003,090**	1,075,632

Security held for aggregate excess reinsurance	**As at 31 December 2007 $'000**	**As at 31 December 2006 $'000**
Deposits received from reinsurers	**41,162**	46,119
Trust fund and LOC collateral available against aggregate excess contracts	**-**	240,182
Total collateral available against aggregate excess reinsurance recoverable	**41,162**	286,301

	As at 31 December 2007 $'000	**As at 31 December 2006 $'000**
Current assets	**72,669**	211,817
Non-current assets	**474,132**	651,658
Total reinsurance contracts	**546,801**	863,475

Current liabilities	**424,653**	697,937
Non-current liabilities	**1,125,238**	1,243,577
Total insurance contracts	**1,549,891**	1,941,514

Basis for establishing provision for claims outstanding

Loss reserves for reinsurance business are established based on claims data reported to the Group by ceding companies supplemented with relevant industry benchmark loss development patterns used to project the ultimate incurred loss. Ultimate incurred loss indications are calculated by the Group's actuaries using several standard actuarial methodologies including paid and incurred loss development and the Bornhuetter-Ferguson incurred and paid loss methods.

The Group's actuaries utilise several assumptions in applying each methodology, including loss development factors, expected loss ratios based on pricing analysis, and actual reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuaries' judgement based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

Based on the actuarial indications, the Group selects and records a single point estimate separately for each line of business for each underwriting year. The single point reserve estimate is management's best estimate which the Group considers to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. On a quarterly basis the Group analyses and records its loss reserve estimates across over 400 detailed lines of business which reflect class of business, geographic location, insurance versus reinsurance, proportional versus non-proportional, and treaty versus facultative exposures. In addition, a limited number of the Group's largest contracts are reviewed individually.

During the loss settlement period, additional facts regarding claims are reported. As this occurs it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different to prior estimates. The Group reviews additional reported claim information on a monthly basis. Actual claim experience is compared to that expected from the most recent actuarial reserve review to highlight significant variances. A complete actuarial analysis by detailed line of business including selection of single point estimates is completed semi-annually and is reviewed by the Group's management.

Underwriting year table

	1999 and prior	2000	2001	2002	2003	2004	2005	Tot
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'0(
Gross								
Estimate of cumulative claims:								
At end of underwriting year	3,022,313	367,605	386,762	590,359	821,724	1,092,870	630,215	
One year later	4,564,137	452,324	396,996	612,137	816,546	990,260	610,599	
Two years later	4,710,816	485,269	417,049	611,228	794,346	883,970	**616,375**	
Three years later	4,755,187	507,747	441,839	654,210	786,147	**874,949**		
Four years later	4,828,948	539,694	440,855	660,908	**790,476**			
Five years later	4,874,927	550,212	459,255	**655,037**				
Six years later	4,883,595	563,532	**467,672**					
Seven years later	4,893,658	**560,023**						
Eight years later	**4,874,618**							
Estimate of cumulative claims as at 31 December 2007	**4,874,618**	**560,023**	**467,672**	**655,037**	**790,476**	**874,949**	**616,375**	**8,839,1!**
Cumulative payments at 31 December 2007	(4,623,090)	(476,632)	(391,183)	(552,650)	(578,367)	(600,775)	(385,598)	(7,608,29:
	251,528	**83,391**	**76,489**	**102,387**	**212,109**	**274,174**	**230,777**	**1,230,8!**
Unearned element of reserves at 31 December 2007	-	-	-	-	(17)	-	(75)	(9:
Earned non-life reserves before effect of discounting as at 31 December 2007	**251,528**	**83,391**	**76,489**	**102,387**	**212,092**	**274,174**	**230,702**	**1,230,7(**
Life and finite reserves as at 31 December 2007								**374,8!**
Claims handling provisions as at 31 December 2007								**11,81**
Present value of reserves before discount recognised in the balance sheet as at 31 December 2007								**1,617,4:**

1999 and

	prior $'000	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000	2005 $'000	Tot $'0(
Reinsurance recoverable								
Estimate of cumulative claims:								
At end of underwriting year	557,558	87,617	140,151	176,731	165,184	177,565	144,472	
One year later	1,544,260	163,700	173,153	196,084	184,701	145,792	132,953	
Two years later	1,662,449	156,068	177,605	211,944	190,173	137,365	**128,042**	
Three years later	1,646,776	149,374	152,152	212,974	182,641	**147,960**		
Four years later	1,660,199	136,623	146,574	199,845	**173,223**			
Five years later	1,684,626	130,220	157,163	**181,349**				
Six years later	1,667,762	130,984	**157,466**					
Seven years later	1,669,539	**128,163**						
Eight years later	**1,652,959**							
Estimate of cumulative recoveries at 31 December 2007	**1,652,959**	**128,163**	**157,466**	**181,349**	**173,223**	**147,960**	**128,042**	**2,569,1(**
Cumulative recoveries received at 31 December 2007	(1,538,292)	(110,301)	(147,733)	(173,738)	(135,848)	(97,220)	(93,305)	(2,296,43
	114,667	**17,862**	**9,733**	**7,611**	**37,375**	**50,740**	**34,737**	**272,7**
Unearned element of reinsurance recoverable at 31 December 2007	-	-	-	-	-	-	-	
Earned net non-life reinsurance recoverable before effect of discounting as at 31 December 2007	**114,667**	**17,862**	**9,733**	**7,611**	**37,375**	**50,740**	**34,737**	**272,7**
Life and finite reinsurance recoverable as at 31 December 2007								**277,0(**
Present value of reinsurance recoverable before discount recognised in the balance sheet as at 31 December 2007								**549,81**

	1999 and prior $'000	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000	2005 $'000	Total $'000
Net								
Estimate of cumulative claims:								
At end of underwriting year	2,464,755	279,988	246,611	413,628	656,540	915,305	485,743	
One year later	3,019,877	288,624	223,843	416,053	631,845	844,468	477,646	
Two years later	3,048,367	329,201	239,444	399,284	604,173	746,605	**488,333**	

Three years later	3,108,411	358,373	289,687	441,236	603,506	**726,989**		
Four years later	3,168,749	403,071	294,281	461,063	**617,253**			
Five years later	3,190,301	419,992	302,092	**473,688**				
Six years later	3,215,833	432,548	**310,206**					
Seven years later	3,224,119	**431,860**						
Eight years later	**3,221,659**							
Estimate of net cumulative claims at 31 December 2007	**3,221,659**	**431,860**	**310,206**	**473,688**	**617,253**	**726,989**	**488,333**	**6,269,988**
Net cumulative payments at 31 December 2007	(3,084,798)	(366,331)	(243,450)	(378,912)	(442,519)	(503,555)	(292,293)	(5,311,858)
	136,861	**65,529**	**66,756**	**94,776**	**174,734**	**223,434**	**196,040**	**958,130**
Unearned element of reserves at 31 December 2007	-	-	-	-	(17)	-	(75)	(92)
Earned net non-life reserves before effect of discounting as at 31 December 2007	**136,861**	**65,529**	**66,756**	**94,776**	**174,717**	**223,434**	**195,965**	**958,038**
Net life and finite reserves as at 31 December 2007								**97,766**
Claims handling provisions as at 31 December 2007								**11,815**
Present value of net reserves before discount recognised in the balance sheet as at 31 December 2007								**1,067,619**

(1) In June 2000 the Group added a UK insurance and reinsurance license through the acquisition of The Imperial Fire And Marine Company Limited ('Imperial') (now called Alea London Limited). In acquiring this entity, the Group assumed insurance and reinsurance liabilities relating to 1999 and prior underwriting years written by Imperial. This explains the significant increase in cumulative claims in respect of 1999 and prior underwriting years that occurs in the table above between 31 December 1999 and 31 December 2000. The increase in gross cumulative claims in respect of 1999 and prior as a result of the acquisition was $1,620.2 million and the increase in ceded cumulative claims was $897.7 million.

(2) The underwriting year development table above includes all cumulative claims in respect of underwriting years 1987 to 2005. It also includes 1986 and prior underwriting year claims paid in calendar years 1999 to 2006, and the reserves in respect of 1986 and prior at each balance sheet date from 1999 to 2006.

(3) The insurance and reinsurance claims outstanding carried in the balance sheet of the Group include gross and ceded amounts in respect of Canadian structured settlement life business. The gross and ceded amounts match exactly, to leave no net liability. As these balances relate to life business they are excluded from the underwriting year development table. Consequently, in order to achieve reconciliation to the balance sheet gross and ceded claims outstanding, they are added back in the table above. The amount as at 31 December 2007 was $277.1 million (2006: $246.2 million).

26 Borrowings

The borrowings are repayable as follows:	**As at 31 December 2007 $'000**	**As at 31 December 2006 $'000**
On demand or within one year	-	200,000
In the second year	30,000	-
In the third to fifth years inclusive	-	-
After five years	120,000	120,000
Total borrowings	150,000	320,000
Less: Capitalised debt raising expenses	(2,215)	(2,733)
Total borrowings net of capitalised expenses	147,785	317,267

Analysis of borrowings:

	As at 31 December 2007 $'000	**As at 31 December 2006 $'000**

Amounts owed to credit institutions	**30,000**	200,000
Trust preferred securities	**120,000**	120,000
Total borrowings	**150,000**	320,000

All borrowings are recorded at fair value. The directors consider the carrying values disclosed above to be a reasonable approximation of the fair value at the year end.

Conditions attaching to amounts owed to credit institutions as at 1 January 2007
The three-year bank term loan of $200.0 million (of which $150.0 million had been drawn down) and the $50.0 million revolver carried an interest margin of 120 basis points, which was adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility was additionally subject to a commitment fee of 40% of the applicable margin.

These borrowings fell due for repayment in September 2007. On 19 April 2007, the Group repaid $25.0 million of the term loan and all of $50.0 million revolver using its cash reserves, leaving an outstanding amount of $125.0 million.

Conditions attaching to the term loan agreed 6 July 2007
The Group drew down the maximum aggregate commitment under this new term loan agreement of $90.0 million. This was due for repayment in three equal instalments of $30.0 million on 16 October 2007, 14 January 2008 and 18 July 2009. However, the Group made an optional prepayment of $60.0 million on 18 July 2007. The remaining loan of $30.0 million was repaid on 14 January 2008. It carried an interest margin of 200 basis points over LIBOR.

Trust preferred securities
In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years.

27 Provisions

	Restructuring Provision $'000
At 1 January 2006	17,562
Utilisation of provision due to onerous contracts	(2,052)
Reversal of provision due to onerous contracts [1]	(2,500)
Utilisation of provision due to severance payments	(8,638)
Exchange difference	869
At 31 December 2006	5,241
Utilisation of provision due to onerous contracts	(2,448)
Utilisation of provision due to severance payments	(426)
Severance participation received due to sale of renewal rights	310
Exchange difference	160
At 31 December 2007	**2,837**

1 As a result of Alea North America's sublease of its empty offices in Wilton a reversal of the previously recognised provision for onerous contracts has been made. The reversal is part of the restructuring costs

presented in the income statement.

For further details regarding the restructuring costs see note 6.

At 31 December 2007	
Current liabilities	**1,955**
Non-current liabilities	**882**
	2,837

At 31 December 2006	
Current liabilities	3,433
Non-current liabilities	1,808
	5,241

28 Other liabilities and charges

	Deferred reinsurance commission	**Other accruals and deferred income** [1]	**Total**
	$'000	**$'000**	**$'000**
At 1 January 2006	3,362	33,783	37,145
Change in the period	(516)	4,782	4,266
Exchange difference	-	(457)	(457)
At 31 December 2006	2,846	38,108	40,954
Change in the period	(1,405)	(6,550)	(7,955)
Exchange difference	-	236	236
At 31 December 2007	**1,441**	**31,794**	**33,235**

[1] Includes regulatory levies of $4.7 million for Alea US (2006: $7.9 million).

At 31 December 2007	
Current liabilities	**29,119**
Non-current liabilities	**4,116**
	33,235

At 31 December 2006	
Current liabilities	38,545
Non-current liabilities	2,409
	40,954

29 Trade and other payables

	As at 31 December 2007	**As at 31 December 2006**
	$'000	**$'000**

Insurance balance payable	**9,340**	7,109
Reinsurance balance payable	**105,220**	177,726
Deposits received from reinsurers	**33,530**	52,847
Reserves withheld creditors	**42,048**	47,004
Liabilities from reinsurance operations not transferring significant risk	**230**	67,342
Other taxes and social securities	**1,373**	3,578
Total trade and other payables	**191,741**	355,606
Current liabilities	**65,707**	54,380
Non-current liabilities	**126,034**	301,226
	191,741	355,606

30 Consolidated statement of changes in equity

	Attributable to equity holders of the Company							
	Share capital	Share premium	Capital reserve	Revaluation reserve [1]	Hedging and translation reserves [2]	Retained earnings	Share based payment reserve	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2006	1,738	629,668	75,381	(23,697)	5,305	(204,974)	720	484,141
Loss of the period	-	-	-	-	-	(78,180)	-	(78,180)
Revaluation on available for sale investments - gross	-	-	-	14,342	-	-	-	14,342
Revaluation on available for sale investments - tax	-	-	-	(1,030)	-	-	-	(1,030)
Movement in share based payment reserve	-	-	-	-	-	-	146	146
Translation gains - gross	-	-	-	-	8,620	-	-	8,620
Translation gains - tax	-	-	-	-	-	-	-	-
As at 31 December 2007	1,738	629,668	75,381	(10,385)	13,925	(283,154)	866	428,039

	Attributable to equity holders of the Company							
	Share capital	Share premium	Capital reserve	Revaluation reserve [1]	Hedging and translation reserves [2]	Retained earnings	Share based payment reserve	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2006	1,737	629,311	75,381	(12,671)	(176)	(204,139)	986	490,429
Issuance of shares	1	357	-	-	-	-	(358)	-
Loss of the period	-	-	-	-	-	(835)	-	(835)
Revaluation on available for sale investments - gross	-	-	-	(11,026)	-	-	-	(11,026)
Revaluation on available for sale investments - tax	-	-	-	-	-	-	-	-
Movement in share based payment reserve	-	-	-	-	-	-	92	92
Translation gains - gross	-	-	-	-	5,481	-	-	5,481

Translation gains - tax	-	-	-	-	-	-	-	-
As at 31 December 2006	1,738	629,668	75,381	(23,697)	5,305	(204,974)	720	484,141

1 The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are taken to this reserve.

2 Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

31 Share capital

	As at 31 December 2007		As at 31 December 2006	
	Number '000s	$'000	Number '000s	$'000
Authorised:				
Common shares of $0.01	**1,000,000**	**10,000**	1,000,000	10,000
Total authorised	**1,000,000**	**10,000**	1,000,000	10,000
Allotted, called up and fully paid:				
Common shares of $0.01	**173,788**	**1,738**	173,788	1,738
Total allotted, called up share capital and fully paid	**173,788**	**1,738**	173,788	1,738

32 Stock options and restricted shares

Bermuda Plan
Alea Group Holdings AG (a former Group company which was merged with Alea Europe Ltd in 2005) had in place a stock purchase and option plan for key employees and advisors known as the 1998 Amended and Restated Stock Option Plan for Key Employees and Subsidiaries (the "Swiss Plan"). The Company adopted a 2002 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries, as amended (the "Bermuda Plan"), in connection with the re-domiciling of the ultimate parent company of the Group to Bermuda and all awards under the Swiss Plan are now governed by the terms of the Bermuda Plan. The terms of the Bermuda Plan are substantially similar to the terms of the Swiss Plan. All Alea Group Holdings AG non-voting participation shares and options were exchanged for common shares and options in connection with an equity exchange offer that was completed on 3 April 2002. In total, 15,000,000 common shares are authorised for use under the Bermuda Plan.

The exercise price of the options will be the fair market value of the common shares on the grant date. Generally, the options vest rateably over a five-year period except in the case of performance options where vesting is affected by attainment of certain pre-approved financial targets. The exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment. Certain options granted contain shortened expiration and vesting periods.

The terms of the Company's common shares and the exercise price of the options to acquire company common shares on the purchase/grant date were determined by the Remuneration Committee in accordance with the terms of the Bermuda Plan. The Bermuda Plan was terminated as to future grants with effect from 19 November 2003.

Executive Plan
The Company's shareholders have adopted the Alea Executive Option and Stock Plan and the Alea Sharesave Plan ("Executive Plan"). The Executive Plan provides for the grant of time and performance options, restricted

stock units and share savings for employees. The exercise price of options granted shall not be less than the middle market quotation for the Company's shares on the dealing day preceding the date of grant. The number of common shares granted in any period under all of the Company's employee share schemes (excluding shares issuable on exercise of options granted prior to 19 November 2003) may not exceed 10% of the Company's issued ordinary share capital. Generally, the vesting period of an option granted under the Executive Plan is subject to the discretion of the Board (or a committee thereof) provided that vesting for certain tax qualified options may not be earlier than 3 years or more than 10 years after the date of grant and unless any relevant performance conditions have been satisfied.

Other

The company has issued to Fisher Capital Corp. LLC certain options to acquire common shares, which are fully vested and are exercisable within 15 years of the date of grant. In connection with a consulting agreement, the company has issued restricted shares which are fully vested to Richard Delaney, a former director. These shares and options were not granted pursuant to either Plan.

Transactions involving common share options are disclosed in note 33.

33 Share-based payments

Equity-settled share option plan

The Group plans provide for a grant price equal to the average quoted market price of the Group shares on the date of grant. The vesting period is generally 5 years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are typically contractually forfeited if the employee leaves the Group subject to certain exercise periods that apply to vested options and to certain options granted in 2005 pursuant to the Executive Plan.

	Year ended 31 December 2007		Year ended 31 December 2006	
	Number of options	**Weighted average exercise price in $**	**Number of options**	**Weighted average exercise price in $**
Options outstanding at beginning of year	**4,688,676**	**3.68**	9,383,428	3.65
Options granted during the year	-	-	-	-
Options forfeited during the year	**(1,664,942)**	**3.78**	(4,694,752)	3.95
Options exercised during the year	-	-	-	-
Options which expired during the year	-	-	-	-
Options outstanding at end of year	**3,023,734**	**3.62**	4,688,676	3.68
Options exercisable at end of year	**2,509,850**	**3.56**	3,153,866	3.59

No options were exercised during the year. The options outstanding at 31 December 2007 had a weighted average exercise price of $3.62 (2006: $3.68), and the weighted average remaining contractual lives of those options are as follows.

	Year ended	Year ended

	31 December 2007				31 December 2006			
	Range of exercise prices		Weighted Average Remaining Contractual Life	Number of share options outstanding	Range of exercise prices		Weighted Average Remaining Contractual Life	Number of share options outstanding
Options outstanding at end of year divided into meaningful ranges								
Share options issued in respect of Alea Group Holdings AG after repricing	**$3.22**	**-$3.22**	**0.97**	**60,880**	$3.22	-$3.22	2.04	142,660
Alea Group Holdings (Bermuda) Ltd options granted pre - IPO	**$3.22**	**-$4.30**	**3.09**	**2,266,844**	$3.22	-$4.30	4.27	2,840,480
Alea Group Holdings (Bermuda) Ltd options granted post - IPO	**$3.21**	**-$4.31**	**6.81**	**696,010**	$3.21	-$4.31	7.95	1,705,536
All options	**$3.21**	**-$4.31**	**3.91**	**3,023,734**	$3.21	-$4.31	5.54	4,688,676

No options were granted during the twelve months ended 31 December 2007 (2006: No options granted).

The Group recognised the following total expenses and repurchases in respect of equity-settled share based payment transactions:

	Year ended 31 December 2007 '000	Year ended 31 December 2006 '000
Total expense recognised for the year arising from share-based payment transactions that were recognised immediately as an expense - (all are equity settled)	**187**	(86)
RSU expense charged in year	**(41)**	178
Cash repurchases of vested options held by leavers	**-**	-
	146	92

34 Cash used in operations

	Year ended 31 December 2007 $'000	Year ended 31 December 2006 $'000
Loss for the year	**(78,180)**	(835)
Adjustments for:		
- tax expense/(credit)	**100**	(6,502)
- depreciation	**2,534**	4,142
Net cash flows for the period transferred to investing activities	**(55,380)**	(85,429)
(Proft)/loss on sale of property, plant and equipment	**(16)**	305
Net realised gains on sale of subsidiary	**-**	(4,336)
Debt interest expense	**18,184**	22,990
(Profit)/loss on foreign exchange	**(4,388)**	1,500
Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)		
Net decrease in insurance liabilities	**(444,459)**	(979,468)
Net decrease in reinsurance assets	**332,392**	212,680

Net decrease in loans and receivables	**179,495**	364,831
Net decrease in other operating liabilities	**(191,192)**	(116,963)
Net movement in share based payment reserve	**146**	91
Cash used in operations	**(240,764)**	(586,999)

35 Contingent liabilities

Structured settlements
The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001.

In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, at 31 December 2007, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 41.5 million Canadian Dollars ($41.6 million) and the maximum in relation to any one insurer 18.6 million Canadian Dollars ($18.7 million).

Subpoenas and requests for information/regulatory matters
The US domiciled insurance members of the Group received certain subpoenas and information requests with respect to the ongoing investigations by various regulators and governmental authorities relating to industry-wide investigations into US producer compensation practices and arrangements. In November 2004, Alea North America Insurance Company ("ANAIC") received a subpoena from the Attorney General of New York and, together with Alea North America Speciality Insurance Company ("ANASIC"), received inquiries from the insurance departments of Delaware and North Carolina. No allegations of wrongdoing have been made against ANAIC, ANASIC nor any of their employees, nor does the Group have reason to believe that any of them are specific targets of any investigation.

The Group has cooperated fully with these inquiries. After concluding their internal investigations in connection with these matters, these member companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Certain members of the Group have received subpoenas and information requests with respect to finite reinsurance from the US Securities and Exchange Commission, the FSA, the Australian Prudential Regulatory Authority and the Florida and Delaware state insurance authorities.

The Group has cooperated or is cooperating fully with each authority from which it has received an inquiry and is aware of no improper conduct.

These industry-wide investigations, including certain of the investigations to which the Group is a party, are ongoing and it is not possible to predict the impact that these investigations, or any enquiries specific to the Group, may have on the Group's current or future business and financial results. Moreover, there can be no assurance that further investigations will not be initiated or reopened in the future.

In connection with a periodic market conduct examination, the California Department of Insurance has disputed certain fees collected from policyholders by two agents of one of the Group's subsidiaries. The Group disagrees with the Department's position, but is cooperating to audit these fee arrangements. The agreements with the agents involved have been terminated. It is not possible to predict the impact of this dispute on the Group's financial results.

Company contingent liabilities
In 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating

entities. These guarantees were in addition to the pre-existing guarantees already in place between certain subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees required that the Company make funds available to the insurance operating entities to allow the entities to fulfil their insurance or reinsurance obligations to the client/customer incurred while the guarantee remained in effect. The Group terminated all top down and other intra-Group guarantees effective 30 November 2006.

36 Exposure to specific credit risk

Exposure to Lumbermens

In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd and Lumbermens entered into a 100% quota share reinsurance of the Lumbermens business written by Equus Re through 3 December 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea (Bermuda) Ltd for losses in excess of a 75% paid loss ratio on the same business incepting prior to 1 October 1999 (the "Protected Business"). In addition to the Protected Business, the parties agreed that the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001 which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd (the "Fronted Business"). Concurrent with these arrangements, Lumbermens retained Alea North America Company ("ANAC") as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business.

The respective obligations of Alea (Bermuda) Ltd and Lumbermens noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. The Group's balance sheet therefore, records (i) no net balance due from Lumbermens under the Protected Business, as the 75% paid loss ratio was met in late December 2003 (specifically, $64.35 million due to and from Lumbermens), and (ii) as at 31 December 2007, an aggregate balance due to Lumbermens under the Fronted Business and in respect of business written by Equus Re between 1 October 1999 and 3 December 1999 of $39.2 million, after taking credit for amounts treated as paid for accounting purposes.

As is required for credit for reinsurance purposes when cessions are made to non-US licensed reinsurers, Alea (Bermuda) Ltd must collateralise its obligations to Lumbermens. Pursuant to contract, the amount of posted collateral is required to equal 120% of the estimated loss reserves, which based on the above year-end balance due from Alea (Bermuda) Ltd would be approximately $47.0 million.

Alea (Bermuda) Ltd and Lumbermens continue to disagree over the level of reserves requiring collateralisation. However, following commutations completed in 2007 with Lumbermens with respect to certain ceding companies and a further release of collateral at the request by Alea (Bermuda) Ltd, on 31 December 2007, the posted collateral was reduced to $99.4 million (31 December 2006 $134.6 million). Either party may require an independent actuarial estimate of applicable reserves to resolve their differences with regard to the required collateral calculation. Neither party has required another independent reserve estimate since the last independent reserve estimate dated as of 30 September 2004.

Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The mutual obligations of Alea (Bermuda) Ltd and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. Accordingly, having taken legal advice, the Group believes that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens. However, no assurance can be given that a court would uphold these mutual offset provisions and contractual rights.

37 Related party transactions

Kohlberg Kravis Roberts & Co., L.P./Fisher Capital Corp. L.L.C.

At 30 June 2007, certain parties related to Kohlberg Kravis Roberts & Co., L.P. owned in excess of 40% of the

Company's issued shares. In connection with that ownership, the Company had in place certain relationship, management rights, shareholder and advisory fee agreements, as amended with Kohlberg Kravis Roberts & Co., L.P., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership and Fisher Capital Corp. L.L.C. These agreements were further described in the Company's Listing Particulars dated 14 November 2003 and provided for annual advisory fees of $750,000 payable to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 payable to Fisher Capital Corp. L.L.C., also a shareholder. In connection with negotiations pertaining to acquisition of control of the Company by FIN Acquisition Limited, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC agreed to waive payment of these fees for the period commencing 1 April 2007. These agreements were terminated effective 5 July 2007 in connection with the acquisition of control of the Company by FIN Acquisition Limited. As at 31 December 2007, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC had received $187,500 and $87,500 in advisory fees, respectively. As at 31 December 2007 the balance due under these arrangements was $Nil (31 December 2006: $Nil). Certain of the Company's former Directors held interests in these entities as described in the Directors' Report included within the Annual Report 2006.

Fortress Investment Group
At 31 December 2007, certain parties related to Fortress Investment Group owned 72.40% of the Company's issued shares. Effective 1 October 2007 the Company put in place an advisory fee agreement with FIG LLC, a Fortress affiliate ("Fortress"), under which the Company has agreed to pay Fortress $1,000,000 per year, payable quarterly in arrears, for advisory services. At 31 December 2007, Fortress had received $Nil. As at 31 December 2007 the balance due under these arrangements was $250,000. The Fortress Directors' beneficial interests in common shares of the Company as at 31 December 2007 were as follows:

Name of Director	Number of common shares
Robert I Kauffman[1]	125,826,832
Randal A Nardone[1]	125,826,832

1 Robert Kauffman and Randal Nardone are members of the Joint Investment Committee formed pursuant to the terms of a Joint Investment Committee Agreement ("JICA") by and among FIG Corp., Fortress Investment Group LLC (the direct parent of FIG Corp. "Fortress"), Fortress Operating Entity I LP, Fortress Operating Entity II LP, Messrs Kauffman, Nardone, Peter L. Briger Jr., Wesley R. Edens and Michael R. Novogratz. Under the terms of the JICA, each other party to the Joint Investment Committee Agreement has delegated all power to control, to direct or to cause the direction of the management and policies of the Company to Messrs Kauffman, Nardone and Edens. As such Messrs Kauffman and Nardone are interested in the 125,826,832 common shares owned by FIN Acquisition Limited, an indirect wholly-owned subsidiary of Fortress.

In connection with services involving potential acquisition opportunities in the property and casualty insurance sector that may be performed by Mark Cloutier and Kirk Lusk, these executive directors of the Company entered into a consultancy agreement effective 1 October 2007 with Fortress Capital Finance III (A) LLC, a Fortress affiliate, whereby each would be paid $2,000 per day spent on such activities plus a discretionary bonus. At 31 December 2007, $Nil had been paid or accrued under this arrangement.

Loans to officers
Loans to officers were offered in connection with their purchase of Company shares and are interest bearing, full recourse and made on consistent terms as those to other employees.

As at 31 December 2007 the Group had received repayment of all loans made to key management personnel and had loans to key management personnel, in aggregate principal amounts of $Nil (31 December 2006: $140,000). The number of key management personnel that had outstanding loans at 31 December 2007 was $Nil (31 December 2006: 2). Key management personnel are as described below.

Appleby Hunter Bailhache
Timothy C Faries, a Director of the Company until 5 July 2007, is a partner and the Insurance Team Practice Leader at Appleby Hunter Bailhache, Barristers & Attorneys, in Bermuda. In 2007, from 1 January to 5 July the Company paid $81,866 (2006: $49,338 from 1 January to 31 December) in respect of fees for legal and corporate

administrative services provided by Appleby Hunter Bailhache. Mr Faries resigned as a director on 5 July 2007.

As at 31 December 2007 the amount outstanding was $Nil (31 December 2006: $373).

Key management personnel
The Group considers its key management personnel to include its Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations.

Remuneration of key management personnel
The remuneration of the Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. For the period ended 31 December 2007 this included 14 individuals (2006: 13).

	Year ended 31 December 2007 $	Year ended 31 December 2006 $
Short-term employee benefits	**6,512,367**	3,190,672
Post-employment benefits	**62,250**	41,571
Other long-term benefits	**Nil**	114,783
Termination benefits	**127,244**	2,244,314
Share-based payment	**Nil**	171,830
Total	**6,701,861**	5,763,170

Key management personnel employment and retention contracts
Members of the Group have entered into employment and retention contracts with Executive Directors and/or certain members of key management, in each case taking into account the practices in the jurisdiction where the Group operates. Compensation and termination benefits in the table above include amounts paid in 2006 and 2007 to Executive Directors and certain members of key management under such contracts, to the extent not reported in earlier periods.

Share and loan transactions with members of key management

Kirk Lusk

Mr Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr Lusk's loan in 2005. In October 2006, Mr Lusk paid the 2006 principal instalment of $10,000 on this loan plus accrued interest of $2,118 through the instalment payment date. In September 2007, Mr Lusk repaid the full principal balance of his loan and accrued interest with the proceeds of the tender of his shares to FIN Acquisition Limited.

Share and loan transactions with members of key management

Thomas Weidman

Mr Weidman was granted a $99,999 loan in connection with the share purchase program, bearing interest at 3.7665% and repayable in instalments of 20% each 31 August commencing in 2006. The Board approved a deferral of principal and interest on Mr Weidman's loan in 2006. Mr Weidman fully repaid the principal balance of his loan plus accrued interest in July 2007 with the proceeds of the sale of his shares of the Company. In accordance with the terms of his RSU award, Mr Weidman was issued 6,543 RSU shares on 21 September 2006. In connection with his separation arrangements, on 31 March 2007, Mr Weidman forfeited his remaining 19,629 RSU shares.

Mark Ricciardelli

Mr M Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 bearing interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof.

In connection with Mr M Ricciardelli's separation arrangements, on 29 June 2006, the Company agreed that it would vest all restricted stock units not already vested and deliver the underlying shares (totalling 70,918 shares) to Mr M Ricciardelli for sale. A portion of the proceeds of the sale of such shares, together with the simultaneous sale of shares purchased in 2004 by Mr M Ricciardelli (164,821 shares) were used to satisfy the balance of Mr Ricciardelli's loan of $300,000 plus accrued interest of $13,360 through 31 August 2006, his last day of employment.

38 Retirement benefit scheme

Defined contribution schemes
The employees of the Group are covered by defined contribution schemes the costs of which are charged to the income statement when incurred. The total cost of retirement benefits for the Group in the year ended 31 December 2007 was $1.6 million (31 December 2006: $2.6 million).

39 Operating leases

At the following balance sheet dates, the Group was committed to paying total future minimum lease payments under non-cancellable operating leases in each of the following periods:

	Year ended 31 December 2007			Year ended 31 December 2006		
	Land and buildings $'000	Other $'000	Total $'000	Land and buildings $'000	Other $'000	Total $'000
- within one year	**2,883**	**52**	**2,935**	4,048	111	4,159
- between two and five years	**5,758**	**2**	**5,760**	5,561	29	5,590
- over five years	-	-	-	189	-	189
	8,641	**54**	**8,695**	9,798	140	9,938

The total of future minimum sublease payments expected to be received under non-cancellable subleases at 31 December 2007 was $3.6 million (31 December 2006: $4.7 million).

The gross amount incurred under operating leases during the period ended 31 December 2007 was $5.2 million (31 December 2006: $4.9 million) before deducting income receivable from subleases of $1.0 million (31 December 2006: $1.0 million).

40 Events after the balance sheet date

On 11 January 2008 the Group announced that it had reached agreement to fully and finally commute all exposure under an excess of loss reinsurance treaty effective 31 December 2007. Consequently, the Group has recorded an expense of $8.8 million in the income statement for the year ended 31 December 2007 in respect of this agreement. As the agreement was announced subsequent to the balance sheet date, reinsurance recoverables totalling $41.2 million in respect of this contract are still shown as a reinsurance contract asset in the

balance sheet, with a corresponding amount shown under reserves withheld creditors. These corresponding balances of $41.2 million will be eliminated in the first quarter of 2008.

41 Group subsidiaries

The consolidated financial information presents the financial record of the Group for the years ended 31 December 2007 and 31 December 2006. A list of all investments in Group subsidiaries, including the name and country of incorporation is given below. All companies listed are wholly owned subsidiaries of the Group and are fully consolidated into the Group accounts.

The ultimate parent company of the Group is Alea Group Holdings (Bermuda) Ltd.

Details of the Company's subsidiaries at 31 December 2007 are as follows:

Name of subsidiary	Place of incorporation (or registration) and operation	Proportion of ownership interest in %	Proportion of voting power held in %
Alea Europe Ltd	Switzerland	100	100
Alea (Bermuda) Ltd	Bermuda	100	100
Alea Holdings US Company	USA	100	100
Alea North America Insurance Company	USA	100	100
Alea North America Company	USA	100	100
Alea Holdings UK Limited	England and Wales	100	100
Alea London Limited	England and Wales	100	100
Alea Services UK Limited	England and Wales	100	100
Alea Services AG [1]	Switzerland	100	100
AHUSCO Statutory Trust I	USA	100	100
AHUSCO Statutory Trust II	USA	100	100
AHUSCO Statutory Trust III	USA	100	100
Alea Syndicate Management Limited	England and Wales	100	100
Alea Corporate Member Limited	England and Wales	100	100

1 IRM International Reinsurance Management AG changed its name to Alea Services AG on 14 December 2006.

In 2006 the following five entities were liquidated: Alea Jersey Limited, Alea Global Risk Limited, Alea Holdings Guernsey Limited, Alea Financial UK Limited and Alea Technology Limited. Alea North America Specialty Insurance Company was sold on 29 September 2006 as disclosed in note 10.

####
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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Revised Preliminary Results
Released	07:02 10-Mar-08
Number	6973P

RNS Number:6973P
Alea Group Holdings(Bermuda) Ltd
10 March 2008

This announcement replaces the previous Preliminary Results announcement (RNS numbers 4882P and 4883P), released at 07.01am on 6 March 2008.

Alea Group Holdings (Bermuda) Ltd

Audited results for the 12 months ended 31 December 2007

Alea announces full year 2007 results and provides an update on run-off

Financial Performance

- Insurance contracts liabilities decreased by 20.2% from $1,941.5 million at 31 December 2006 to $1,549.9 million at 31 December 2007.
- Investment income of $73.1 million (20061: $94.8 million) reflecting a decrease in invested assets as cash is used for claims payments and commutations.

- Other operating expenses for 2007 were $59.7 million (2006: $66.6 million) which includes $11.9 million of one-time transaction related expenses, which on a per share2 basis3 was $0.07.
- Result of operating activities of $(56.4) million (2006: $17.1 million).
- Adverse reserve development, net of reinsurance excluding the impact of commutations and discount in the year ended 31 December 2007 of $29.9 million (2006: adverse reserve development of $37.6 million, net of reinsurance excluding the impact of commutations and discount).
- Agreements to commute two excess of loss reinsurance treaties resulted in a loss of $33.8 million, which on a per share basis was $0.19.
- Loss after tax in 2007 of $78.2 million (2006: loss after tax of $0.8 million) which on a per share basis was $0.45 (2006: loss per share of $0.00).
- Net asset value of $2.46 per share compared with 31 December 2006 of $2.79 per share including the impact of unrealised losses on investments.
- Subsequent to 31 December 2007 the Group repaid all of its outstanding bank loans.

Operational Highlights

- Staff headcount reduced to 105 as at 31 December 2007 down from 137 as at 31 December 2006.

Directorate Changes and Corporate Actions

Several events in 2007 resulted in a significant change in both the ownership and the Board of Directors of Alca Group Holdings (Bermuda) Ltd. Following the acquisition by FIN Acquisition Limited of approximately 67% of the Company's4 shares in issue, on 6 July 2007, the Group announced the resignation of each of John Reeve, Timothy Faries, James Fisher, Todd Fisher, Perry Golkin, R. Glenn Hilliard, and Scott Nuttall as directors of the Company with effect from 5 July 2007. The Group further announced the appointment of Robert Kauffman, Randal Nardone and Greg Share as non-executive directors of the Company with

simultaneous effect. Mr Kauffman was also appointed Chairman of the Board.

On 10 July 2007, the Group announced the conversion of the currency in which the Company's shares trade on the London Stock Exchange from pounds sterling to US dollars. On 18 July 2007, the Group announced it had posted a circular to its shareholders relating to the conversion of the Company's listing on the Official List of the UK Listing Authority from a primary listing to a secondary listing, with an effective date of 16 August 2007.

On 23 July 2007, FIN Acquisition Limited announced it had closed to further acceptances on 20 July 2007, its recommended cash offer to acquire the shares of Alea Group Holdings (Bermuda) Ltd, which increased its ownership to 72.4%.

Dividend

The Company has not proposed a dividend for the 2007 financial year (2006: $Nil).

Notes

1. Except where specifically indicated all statements refer to the twelve months ended 31 December 2007 or 31 December 2006.

2. Weighted average number of ordinary shares of 173.8 million (2006: 173.7 million).

3. Basic and diluted loss per share are the same value.

4. "Company" refers to Alea Group Holdings (Bermuda) Ltd only. "Group" refers to Alea Group Holdings (Bermuda) Ltd and all its subsidiaries.

Financial information presented herein has been prepared in accordance with International Financial Reporting Standards ("IFRS").

For further information, please contact:

Mark Cloutier
+1 441 296 9150

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7114

Past performance cannot be relied upon as a guide to future performance.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

This document is the revised Annual Financial Report and financial statements and replaces the Annual Financial Report and original financial statements which

were approved by the Board of Directors on 5 March 2008 and issued to the market on 6 March 2008.

The Financial Review and note 4 to the financial statements contain tables (i) presenting the Alea Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2007 by class of business and year and (ii) analysing Alea's gross claims outstanding between incurred but not reported ("IBNR") and case reserves at 31 December 2007. In the original financial statements, due to an arithmetical error, the analysis between classes was incorrect, although the totals by year and the grand totals were correct, and the analysis between IBNR and case reserves was incorrect. No other note disclosures, primary financial statements or commentary in the Financial Review was affected. These inaccuracies have been corrected in the revised Annual Financial Report and financial statements.

MANAGEMENT REPORT

CHIEF EXECUTIVE OFFICER'S REPORT

2007 was another year of significant change for Alea Group. While we continued to focus on the orderly run-off of the Group's balance sheet we also completed a number of major transactions including the purchase of a majority interest in the Group by FIN Acquisition Limited, a Company formed at the direction of Fortress Investment Group.

As we have stated previously, our goal is to crystallise, preserve and, if possible, grow our capital base and, through our run-off activities, free-up excess capital which can be returned to shareholders or reinvested in the business. While our reported results for 2007 were impacted by several one-time events that require further explanation, we can report significant further progress in our efforts to deleverage the Group's balance sheet and secure and release capital for the benefit of our shareholders.

During the course of the year, we completed a number of commutation transactions that met our economic objectives, and we believe, reduced volatility in our provisions for claims outstanding. In our direct insurance portfolio we closed in excess of 3,000 claims representing a considerable reduction of open claims

outstanding, further reducing uncertainty in our claims provisions. Our total gross claims provision at 31 December 2007 is $1,549.9 million compared to $1,938.0 million at 31 December 2006, a reduction of $388.1 million, representing a considerable further deleveraging of our capital.

Our income statement for 2007 was impacted by a number of one-time items. The acquisition by FIN Acquisition Limited of 72.4% of our issued share capital resulted in one-time transaction expenses of $11.9 million. During the year we commuted an outwards reinsurance agreement resulting in a $25.0 million charge to earnings. Also, on 11 January 2008 we announced that we had reached agreement to commute another outwards reinsurance treaty effective 31 December 2007, resulting in an $8.8 million charge to our income statement, but no impact in the period to our balance sheet. These transactions, resulting in a total charge of $45.7 million, are expected to enhance the value of the Group in the long term and with respect to the commutations will result in a simplification of our financial statements and accounting for reinsurance recoverables.

In addition to the one-time items, we also experienced net adverse development of $29.9 million in our claims provisions, occurring principally in our North American reinsurance portfolio. While less than last year (2006: $37.6 million), the net adverse development is particularly disappointing given our efforts to identify and where possible reduce volatility in our claims provisions. With respect to our claims provisions, we have also made an adjustment to the discount rate applied to those provisions which are carried at a discount to reflect the expected performance of the assets supporting those provisions. This adjustment results in an additional charge of $6.2 million to the income statement.

The exceptional one-time items, adverse development and the discount rate adjustment combined to impact operating income by $81.8 million ($0.47 per share).

While reporting a loss of any kind is disappointing, we continue to make progress in our efforts to align operating costs with the reducing asset base, address volatility in the balance sheet and reduce the amount of capital required to support the business.

Evidence of that progress is found in the fact that during 2007 and shortly thereafter we repaid the full $200.0 million of bank debt carried by the Group.

Repayment was achieved through funds made available through distributions from regulated subsidiaries. This action further strengthens the Group's balance sheet and provides more flexibility in terms of capital management initiatives.

As we move into 2008, we believe we have better positioned the Group by simplifying our balance sheet, strengthening our reserves and significantly reducing our debt obligations. We will remain keenly focused on reducing expenses, further reducing insurance contract liabilities and preserving our capital and assets. We continue to explore various options for the future of the Group, including our new addition, Alea Syndicate Management Ltd., which we formed in 2007 as a vehicle to pursue Lloyd's Reinsurance to Close (RITC) opportunities.

Both Kirk Lusk and I would also like to extend our gratitude to the staff at Alea for continuing to contribute to the run-off of the Company and under very demanding circumstances. Their hard work and dedication has made a significant contribution to the progress of the run-off and the outlook for the Group.

Mark Cloutier
Chief Executive Officer
7 March 2008

FINANCIAL REVIEW

Consolidated income statement

	Year ended 31 December 2007 $'million	Year ended 31 December 2006 $'million
Gross premiums written	12.7	(74.9)
Revenue		
Premium revenue	17.7	303.3
Premium received from/(ceded to) reinsurers	4.7	(87.4)
Net insurance premium revenue	22.4	215.9

Fee income	1.9	3.2
Investment income	73.1	94.8
Net realised losses on financial assets	(1.3)	(2.5)
Net realised gains on sale of subsidiary	-	4.3
Net realised losses on sale of renewal rights	(1.7)	(5.0)
Total revenue	94.4	310.7
Expenses		
Insurance claims and loss adjustment expenses	44.8	173.4
Insurance claims and loss adjustment expenses paid to/(recovered from) reinsurers	34.4	(16.7)
Net insurance claims	79.2	156.7
Acquisition costs	10.3	69.2
Other operating expenses	59.7	66.6
Restructuring costs	1.6	1.1
Total expenses	150.8	293.6
Results of operating activities	(56.4)	17.1
Finance costs	(21.7)	(24.4)
Loss before income tax	(78.1)	(7.3)
Income tax (expense)/credit	(0.1)	6.5
Loss for the year	(78.2)	(0.8)

Performance indicators and comparison to prior years

The Group ceased underwriting new and renewal business and was placed into run-off in the fourth quarter of 2005. The Group's business has therefore changed significantly and as a result the standard indicators used to assess the performance of participants in the insurance industry are not considered appropriate for the Group. Performance indicators that are relevant to the Group's run-off strategy are provided where these provide meaningful and useful comparisons.

Reserves and claims

At 31 December 2007 the total insurance contracts balance comprising gross claims outstanding less discount on claims outstanding, claims handling provisions and provision for unearned premiums was $1,549.9 million, a decrease of 20.2% from 31 December 2006 ($1,941.5 million). The claims outstanding, net of reinsurance at 31 December 2007 was $1,003.1 million (31 December 2006: $1,075.6 million). Excluding the impact of the commuted Group excess of loss reinsurance treaty the change in claims outstanding, net of reinsurance was 29.6% (31 December 2006: 29.6%).

The balances are analysed below:

	As at 31 December 2007 $'million	As at 31 December 2006 $'million
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	1,605.6	2,026.1
Discount	(67.5)	(105.9)
	1,538.1	1,920.2
Claims handling provisions	11.8	17.8
Total gross claims outstanding	1,549.9	1,938.0
Provision for unearned premiums on insurance contracts	-	3.5
Total insurance contracts	1,549.9	1,941.5
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	41.2	299.6
Discount	-	(7.7)
Net aggregate excess reinsurance	41.2	291.9
Other reinsurance		
Provision for claims outstanding, reported and not reported	508.6	573.2
Discount	(3.0)	(2.7)
Net other reinsurance	505.6	570.5
Total reinsurance		
Provision for claims outstanding, reported and not reported	549.8	872.8
Discount	(3.0)	(10.4)
Total reinsurers' share of claims outstanding	546.8	862.4
Provision for unearned premiums on reinsurance contracts	-	1.0
Total reinsurance contracts	546.8	863.4
Undiscounted claims outstanding, net of reinsurance	1, 067.6	1,171.1

Discount	(64.5)	(95.5)
Claims outstanding, net of reinsurance	1,003.1	1,075.6

Please follow the link below to view the full text of the announcement;

www.rns-pdf.londonstockexchange.com/rns/6909p_-2008-3-10.pdf

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Financial Report
Released	15:32 14-Mar-08
Number	1737Q

RNS Number:1737Q
Alea Group Holdings(Bermuda) Ltd
14 March 2008

Alea Group Holdings (Bermuda) Ltd.
14 March 2008

Alea Group Holdings (Bermuda) Ltd Annual Financial Report for Full Year 2007 Results

The Company's Annual Financial Report is now available at the Company's website, www.aleagroup.com.

A copy of the document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. (0)20 7066 1000

The printed copies of the Annual Financial Report are expected to be mailed to shareholders on 26 March 2008.

For further information, please contact:

Financial Dynamics: +44 20 7269 7114
Nick Henderson
Robert Bailhache

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Financial Report
Released	11:20 26-Mar-08
Number	7908Q

RNS Number:7908Q
Alea Group Holdings(Bermuda) Ltd
26 March 2008

Alea Group Holdings (Bermuda) Ltd.

26 March 2008

Alea Group Holdings (Bermuda) Ltd. 2007 Annual Financial Report/Documents Available for Inspection.

The following documents were mailed to shareholders on 26 March 2008 and have been submitted to the UK Listing Authority, and are now available for inspection at the UK Listing Authority's Document Viewing Facility:

(1) Annual Financial Report of Alea Group Holdings (Bermuda) Ltd. for the financial year ended 31 December 2007;
(2) Circular containing Notice of Annual General Meeting; and
(3) Form of Proxy for Annual General Meeting.

The Document Viewing Facility is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. +44 (0)20 7066 1000

The Annual Financial Report, the Circular Containing Notice of Annual General Meeting and the Form of Proxy are also available at the Company's website, www.aleagroup.com/

For further information, please contact:

Mark Cloutier
+1 441 296 9150

Financial Dynamics
Nick Henderson
Robert Bailhache
+44 20 7269 7114

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Total Voting Rights & Capital
Released	07:00 31-Mar-08
Number	9525Q

Alea Group Holdings (Bermuda) Ltd.
31 March 2008

Total Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following:

As at 31 March 2008, the issued share capital and voting rights of Alea Group Holdings (Bermuda) Ltd. consists of 173,769,226 common shares of US $0.01 each with voting rights attached (one vote per common share).

There are nil shares held in Treasury.

Therefore the total number of voting rights in Alea Group Holdings (Bermuda) Ltd. is 173,769,226.

The above figure of 173,769,226 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, Alea Group Holdings (Bermuda) Ltd. under the FSA's Disclosure and Transparency Rules.

For further information, please contact:

Mark Cloutier
+1 441 296 9150

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7114

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings

(Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Director Resignation
Released	07:02 31-Mar-08
Number	1209R

RNS Number:1209R
Alea Group Holdings(Bermuda) Ltd
31 March 2008

31 March 2008

Alea Group Holdings (Bermuda) Ltd ("Alea" or the "Company")

Director Resignation

Hamilton, Bermuda

Alea announces that Mr Kirk Lusk has tendered his resignation from his positions as Group Chief Financial Officer and Chief Operating Officer and as a director of the Company and of each of its subsidiaries of which he is a director. Mr Lusk's resignation has been accepted with effect from today, 31 March 2008. Mr Carl Speck, currently deputy Group Chief Financial Officer, has been appointed acting Group Chief Financial Officer with immediate effect.

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For further information, please contact:

Financial Dynamics

Robert Bailhache

Nick Henderson

+44 20 7269 7114

END

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2008 Notice of Annual General Meeting

Alea

Alea Group Holdings (Bermuda) Ltd.
(Incorporated and registered in Bermuda under registration number 31408)

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

26 March 2008

Dear Shareholder,

2008 Annual General Meeting

The Notice of Meeting sets out the business to be transacted at the Annual General Meeting to be held on Thursday, 19th June 2008 at 10 a.m. (Bermuda time) at the Gazebo Room, The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM08 Bermuda. Also enclosed with this letter are the 2007 Annual Financial Report and a proxy card for voting at the Annual General Meeting.

Resolutions 1 to 6 set out in the Notice of Meeting are ordinary business.

Resolutions 3, 4, 5 and 6 — Reappointment of Directors

Resolution 3 proposes the reappointment of Kirk Lusk as Director, who is retiring by rotation in accordance with the Company's Bye-laws. Kirk Lusk is an Executive Director and Group Chief Financial Officer and Group Chief Operating Officer.

Resolutions 4, 5 and 6 propose the reappointment of Robert Kauffman, Randal Nardone and Gregory Share as Directors, each of whom is retiring at the first Annual General Meeting following their appointment in accordance with the Company's Bye-laws. Robert Kauffman is the Non-Executive Chairman of the Board, and Randal Nardone and Gregory Share are Non-Executive Directors.

Biographical and other details of the directors to be re-elected are set out in the Annual Financial Report.

Voting

Shareholders of the Company who are entered on the register of shareholders at 6 p.m. (Bermuda time) on 13 June 2008 are entitled to attend the Annual General Meeting and vote on the resolutions.

Votes may be cast in person at the meeting or by return of the proxy form. If you submit a proxy you will still be entitled to attend the meeting and vote in person if you wish to. A proxy need not be a member.

The proxy card gives members the opportunity to register a vote "withheld". A vote "withheld" is an abstention. It is not a vote in law and will not be counted in the calculation of the proportion of votes "For" and "Against" a resolution.

Proxies may be returned by post or electronically through www.proxyvoting.com/alea as explained in the accompanying notes to this notice and the form of proxy should be received no later than 10 a.m. (Bermuda time) on 17 June 2008 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

Yours faithfully,

Robert Kauffman
Chairman

ALEA GROUP HOLDINGS (BERMUDA) LTD. (the "Company")
NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of the Company will be held at the Gazebo Room, The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM08 Bermuda on 19 June 2008 at 10 a.m. (Bermuda time) for the following purposes and to consider and, if thought fit, pass the following resolutions which will be proposed, in the case of resolutions 1 to 6, as ordinary resolutions:

1. To receive the financial statements for the financial year ended 31 December 2007, together with the directors' report and the auditors' report on those statements.
2. To reappoint Deloitte & Touche LLP as auditors to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid and to authorise the directors to fix their remuneration.
3. To reappoint Kirk Lusk as director.
4. To reappoint Robert Kauffman as director.
5. To reappoint Randal Nardone as director.
6. To reappoint Gregory Share as director.

By order of the Board
George P. Judd
Group Secretary
Dated 26 March 2008
Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

NOTES

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.
2. To be effective, the form of appointment of a proxy must be:
   2.1 in the case of an instrument in writing, delivered to Mellon Investor Services LLC at P O Box 3862 S Hackensack NJ 07606-9562 together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) not less than 48 hours before the time for holding the meeting; or
   2.2 in the case of an appointment of a proxy on the internet, made and received at www.proxyvoting.com/alea not less than 48 hours before the time for holding the meeting.
3. Any electronic communication sent by a shareholder to the Company or the registrar which is found to contain a computer virus will not be accepted.
4. A form of proxy is enclosed with this notice. Completion and return of the form of proxy in writing or on the internet will not preclude shareholders from attending and voting in person at the meeting. A proxy form will be invalid unless it is lodged as specified in note 2.
5. Only those members entered on the register of members of the Company as at 6 p.m. (Bermuda time) on 13 June 2008 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6 p.m. (Bermuda time) on 13 June 2008 shall be disregarded in determining the rights of any person to attend or vote at the meeting.
6. Copies of all directors' service agreements will be available for inspection at the offices of Alea London Limited, 18 Mansell Street, London E1 8AA during normal business hours on any day (Saturday, Sunday and public holidays excepted) and at the place of the meeting 15 minutes prior to and throughout the meeting.
7. The meeting is scheduled to begin at 10 a.m. (Bermuda time) on 19 June 2008, which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

File No. 82-34885

ALEA GROUP HOLDINGS (BERMUDA) LTD
ANNUAL GENERAL MEETING – PROXY FORM

I/We, ____

of ____

being (a) member(s) of Alea Group Holdings (Bermuda) Ltd hereby appoint **the Chairman of the meeting** (see note 2)

or ____

of ____

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting o the Company to be held on 19 June 2008 and at any adjournment thereof.

PLEASE COMPLETE IN BLOCK CAPITALS.

(Continued on the reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

Notes on completion of the form of proxy:

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.
2. A member who does not wish the Chairman of the meeting to be his proxy may appoint a proxy of his own choice by inserting the proxy's name and address on the proxy form in the space provided.
3. If the proxy form is returned without an indication as to how the proxy must vote on a particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes.
4. Please note that the "Withheld" option is provided to enable you to abstain on any particular resolution. A vote "Withheld" is not a vote in law and will not be counted in the proportion of votes "For" and "Against" a resolution.
5. Appointments by a corporation must be under seal or the hand of its duly authorised officer, attorney or other person authorised to sign in writing.
6. In the case of joint holders, the signature of any one holder is sufficient but the vote of the person whose name appears first in the register of members shall be accepted to the exclusion of other joint holders.
7. To be effective, the form of instrument appointing a proxy must be:

7.1 in the case of an instrument in writing, delivered to Mellon Investor Services LLC, Attn: Proxy Processing, P.O. Box 3862, South Hackensack, NJ 07606-9562, United States of Amercia, together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) not less than 48 hours before the time for holding the meeting; or

7.2 in the case of an appointment of a proxy on the Internet, made and received at www.proxyvoting.com/alea not less than 48 hours before the time for holding the meeting.

A proxy form will be invalid unless it is lodged as specified in this note 7.

8. The time of the meeting is 10 a.m. (Bermuda time) on 19 June 2008 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.
9. Any alterations made to this proxy form should be initialled.

Before completing this form, please read carefully the notes on the reverse side.

Please Mark Here for Address Change or Comments ☐
SEE REVERSE SIDE

The proxy is to vote in respect of the resolutions mentioned below as follows:
Please mark one box with an "X" for each resolution.

	FOR	AGAINST	WITHHELD
Resolution 1 receive the financial statements	☐	☐	☐
Resolution 2 reappointment and remuneration of auditors	☐	☐	☐
Resolution 3 reappoint Kirk Lusk as Director	☐	☐	☐
Resolution 4 reappoint Robert Kauffman as Director	☐	☐	☐
Resolution 5 reappoint Randal Nardone as Director	☐	☐	☐
Resolution 6 reappoint Gregory Share as Director	☐	☐	☐

The proxy may vote as he thinks fit or abstain from voting (i) in respect of the resolutions for which no indication has been given as to how the proxy must vote and (ii) on any other business or resolution (including amendments to resolutions) which may properly come before the meeting or any adjournment of it.

Signature(s)______________________________ Date __________

NOTE: Please see notes 5, 6, 7 and 9 on reverse side. Please sign as name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

Appointment of a proxy on the Internet authorizes your proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET		TELEPHONE
http://www.proxyvoting.com/alea	**OR**	**1-866-540-5760**
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.		Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you appoint a proxy by Internet,
you do NOT need to mail back your proxy card.

INFORMATION REQUIRED TO BE MADE PUBLIC ON AN ON-GOING BASIS

The following is a list which the Company agrees pursuant to Rule 12g3-2(b)(1)(ii) under the Exchange Act to furnish to the SEC on an on-going basis promptly after such information is made or required to be made public. If the information that the Company makes or is required to be made public, files or distributes shall change from that listed below, the Company will promptly following the end of the fiscal year in which such changes have occurred furnish the SEC with a revised list reflecting such changes.

The following information is required to be (i) made public pursuant to the laws of Bermuda; (ii) filed with the Financial Services Authority ("FSA"), in its capacity as the United Kingdom Listing Authority ("UKLA"), or the London Stock Exchange ("LSE") (and is made public thereby); or (iii) distributed to holders of the Company's securities.

References to a Regulatory Information Service refer to the definition in the UKLA Listing Rules. The definition comprises any of the following company news services:

- Business Wire Regulatory Disclosure provided by Business Wire;
- FirstSight provided by Romeike
- Announce provided by Hugin ASA
- News Release Express provided by CCNMatthews UK Limited
- PR Newswire Disclosure provided by PR Newswire; and
- RNS provided by the London Stock Exchange.

Type of Information or Report	Required Date of Release	Source of Requirement
1. Memorandum of Association.	Filed with the Bermuda Registrar of Companies ("Registrar of Companies") on incorporation.	Bermuda Companies Act 1981 ("Companies Act 1981").
2. Amendments to Memorandum of Association.	To the Registrar of Companies: (i) within 30 days if no application is made to the Court within 21 days of the passing of the resolution approving the amendment; or (ii) within 21 days of the passing of the resolution with affidavit sworn by at least two directors stating that the Company does not know of any person who could make	Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
	an application to the Court.	
	To the FSA via a Regulatory Information Service without delay but at the latest on the date of calling the general meeting which is to vote on, or be informed of, the amendment.	UKLA Disclosure and Transparency Rules
3. Memorandum of Association and Bye-laws (including alterations to Memorandum or Bye-laws).	To shareholders on request.	Companies Act 1981.
4. Directors' Report, Auditors' Report and Annual Accounts.	To a Regulatory Information Service as soon as possible after they have been approved and, in any event, within 4 months of the Company' s fiscal year end. Financial statements, or optionally when the shares of a Company are listed on an appointed exchange, summarized financial statements and auditors' report must be provided to persons entitled to receive notice of general meetings, not less than 5 days before the date of the meeting at which those documents will be considered. A copy of the summarized financial statements must be available at the Company's registered office.	UKLA Disclosure and Transparency Rules. [Companies Act 1981] Companies Act 1981.
	Distribution of financial statements and audit report can be waived if all	

Type of Information or Report	Required Date of Release	Source of Requirement
	shareholders and directors agree.	
5. Half Yearly Report.	To a Regulatory Information Service as soon as possible after Board of Directors approval and within two months of the end of the period to which the statement relates and also either to shareholders or by way of advertisement in a national newspaper within two months of the end of the period to which the statement relates.	UKLA Listing Rules.
6. Interim Management Statement	To a Regulatory Information Service not earlier than ten weeks after beginning and not later than six weeks before the end of the relevant half-year. The Company may elect to satisfy this requirement by publishing a quarterly financial report.	UKLA Disclosure and Transparency Rules.
7. Notices of general meetings and proxy forms.	Notices of meetings must be sent to shareholders 5 days in advance of the meeting.	Companies Act 1981.
8. Notices and circulars concerning the allocation and payment of dividends and the issue of new shares, including information on any arrangements for allotment, subscription, cancellation or conversion.	To the shareholders and simultaneously to the FSA by means of an announcement via a Regulatory Information Service.	UKLA Listing, Disclosure and Transparency Rules.
9. All resolutions passed by the Company other than resolutions concerning ordinary business at an annual	To the UKLA and a Regulatory Information Service as soon as possible	UKLA Listing Rules.

Type of Information or Report		Required Date of Release	Source of Requirement
	general meeting.	after the relevant meeting.	
10.	Alteration of authorized share capital (or share premium).	A memorandum of increase must be filed with the Bermuda Registrar of Companies within 30 days of the effective date of any increase in the authorized share capital. A notice of reduction must be published in an appointed newspaper not more than 30 days and not less than 15 days before the effective date of any reduction in the share capital. Such notice, and other prescribed documents, must be filed with the Bermuda Registrar of Companies within 30 days of the effective date of reduction. A memorandum must be filed with the Registrar of Companies within 30 days of any change in the currency denomination of the share capital or a cancellation of unissued shares.	Companies Act 1981.
11.	Board resolution allotting securities or authorizing the issue of securities to be admitted to trading on the LSE; or If the resolution is not available, written confirmation from the Company that the securities have been allotted.	To the LSE no later than 12:00 at least two business days prior to the day on which the Company is requesting the LSE to consider the application for admission to trading. To the LSE no later than 7:30 am on the day that admission is expected to become effective.	LSE Admission and Disclosure Standards.

Type of Information or Report	Required Date of Release	Source of Requirement
12. Notice of change to the board, including the appointment, removal, retirement or resignation of a director or any change to any important functions or executive responsibilities of a director.	Register of Directors and Officers (contains only Chairman and Deputy Chairman and Secretary) must be made available for public inspection at the Company's registered office and changes to the register must be made within 14 days of the date of such change.	Companies Act 1981.
13. Notice of change of registered office.	To the Registrar of Companies on occurrence. Change effective upon notice being registered by the Registrar of Companies.	Companies Act 1981.
14. Change in the Company's name.	Notice of change of name must be provided to shareholders to convene a special general meeting to approve the name change and a certified copy of the resolution approving the name change must be filed with the Registrar of Companies.	Companies Act 1981.
15. Prospectus (public offering of shares).	Prior to offering shares to the public (unless exempted), a copy of a prospectus must be filed with the Registrar of Companies, at or prior to the time of the prospectus or as soon as reasonably practicable thereafter. If there is a continuous offering and material changes to the terms of the offer, supplementary particulars must be published and filed with the Registrar of Companies and a copy must	Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
	be provided to every shareholder as soon as reasonably practicable.	
16. Notice of change of location of Register of Members.	To the Registrar of Companies. Change is effective after giving written notice to the Registrar.	Companies Act 1981.
17. Register of Members.	Must be made available for public inspection at the Company' s registered office.	Companies Act 1981.
18. Closure of the Register of Members of the Company.	Advertised prior to closure of share register (not to exceed in the whole 30 days in a year).	Companies Act 1981.
19. General disclosures: Any inside information which directly concerns the issuer, which is information that would be likely to be used by a reasonable investor as part of the basis of his investment decisions and would therefore be likely to have a significant effect on the price of the issuer's financial instruments (the "reasonable investor test"). In determining whether information would be likely to have a significant effect on the price of financial instruments, an issuer should be mindful that there is no figure (percentage change or otherwise) that can be set for any issuer when determining what constitutes "a significant effect on the price of the financial instruments" as this will vary from issuer to issuer.	To a Regulatory Information Service as soon as possible.	UKLA Disclosure and Transparency Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
20. Notification of any announcement of the timetable for any proposed action affecting the rights of existing holders of listed securities traded on the LSE (and any amendments to such timetable, including any amendment to the publication details of an announcement) except in respect of specialist securities. A dividend timetable prepared in accordance with the guidelines of the LSE and the Admission and Disclosure Standards need not be notified.	To the LSE in advance of such action (no later than 9:00 on the day before the proposed announcement).	LSE Admission and Disclosure Standards.
21. All circulars, notices, reports, announcements or other documents to which the UKLA Listing Rules apply issued by the Company.	To the UKLA at the same time as they are issued and to Regulatory Information Service as soon as possible.	UKLA Listing Rules.
22. Any proposed alteration to capital structure, including listed debt securities, save that an announcement of a new issue may be delayed whilst a marketing or an underwriting is in the process.	To a Regulatory Information Service as soon as possible (except during marketing or underwriting).	UKLA Listing Rules.
23. Notice if and when the Company becomes aware that the proportion of any class of listed equity shares in the hands of the public has fallen below 25% of the total issued share capital of that class or, where applicable, such lower percentage as the UKLA may have agreed.	To the UKLA without delay.	UKLA Listing Rules.
24. Any change in the rights	To a Regulatory Information	UKLA Disclosure

Type of Information or Report	Required Date of Release	Source of Requirement
attaching to any class of listed securities or any shares into which listed securities are convertible or derivative securities issued by the Company giving access to the shares of the Company.	Service as soon as possible.	and Transparency Rules
25. Any redemption of listed securities including details of the number of shares redeemed and the number of shares of that class following redemption.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
26. Any extension of time granted for the currency of temporary documents of title.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
27. The results of any new issue of equity securities or preference shares or of a public offering of existing securities or other equity securities.	To a Regulatory Information Service as soon as result is known (except where shares are subject to an underwriting arrangement).	UKLA Listing Rules.
28. Block Listing Six Monthly Return: the Company must notify the market of the number of securities covered by a relevant Block Listing which have been allotted in the previous six months using the Block Listing Six Monthly Return in the form prescribed by the FSA.	To a Regulatory Information Service every six months.	UKLA Listing Rules
29. Listing particulars or prospectus and supporting documentation in respect of admission of securities to the Official List of the UKLA.	To the UKLA at least 10 clear business days prior to the intended publication date. To the LSE by no later than 12:00 at least two business	Financial Services and Markets Act 2000; UKLA Prospectus Rules. LSE Admission and Disclosure

Type of Information or Report	Required Date of Release	Source of Requirement
	days prior to the date on which the Company is requesting the LSE to consider the application for listing to trading.	Standards.
30. Prospectus (public offering of shares).	Prior to offering shares to the public (unless exempted); a copy of a prospectus must be filed with the Registrar of Companies. If there is continuous offering and material changes to the terms of the offer, supplementary particulars must be published and filed with the Registrar of Companies and a copy must be provided to every shareholder as soon as reasonably practicable.	Companies Act 1981.
31. Notification of the acquisition or disposal of major shareholdings: Disseminate to the market notification from a shareholder or a person, who is a direct and indirect holder of shares, in respect of an acquisition or disposal of shares resulting in voting rights reaching, exceeding or falling below 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%.	To the FSA and to a Regulatory Information Service on receipt of a notification as soon as possible and in any event by not later than the end of the seventh trading day following the relevant transaction.	UKLA Disclosure and Transparency Rules.
32. Acquisition or disposal by issuer of shares: Make public the percentage of voting rights attributable to shares it holds as a result of any transaction in which the Company acquires	To a Regulatory Information Service as soon as possible but not later than four trading days following such acquisition or disposal.	UKLA Disclosure and Transparency Rules

Type of Information or Report		Required Date of Release	Source of Requirement
	or disposes of its own shares either itself or through a person acting in its name where that percentage reaches, exceeds or falls below the thresholds of 5% or 10% of the voting rights in the Company.		
33.	Disclosures by issuers: at the end of each calendar month during which an increase or decrease has occurred, disclose to the public the total number of voting rights and capital in respect of each class of share which the Company issues; and the total number of voting rights attaching to shares which are held by the Company in treasury.	To a Regulatory Information Service as soon as possible.	UKLA Disclosure and Transparency Rules
34.	Details of transactions conducted by persons discharging managerial responsibilities and their connected persons in the shares of the Company or derivatives or any other financial instruments relating to the shares.	To a Regulatory Information Service as soon as possible and in any event by no later than the end of the business day following receipt of the information.	UKLA Disclosure and Transparency Rules
35.	Certain documents relating to winding-up of the Company.	Must be made available to the public with effect from the date as required in connection with the commencement of the winding-up. The documents required depends upon the type of winding-up: (i) Members' voluntary – notification to the Registrar; (ii) Creditors voluntary – advertise meetings, petitions	Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
	available upon request and at the Registrar' s office and winding-up order should be filed with the Registrar; and (iii) Court ordered - petition available upon request and at the Registrar' s office, and winding-up order should be filed with the Registrar. Liquidators must advertise their appointment and advertise for claims.	
36. Annual Information Update: at least annually prepare a document (an annual information update) that refers to or contains all information that has been published or made available to the public over the previous 12 months in one or more EEA States and in third countries in compliance with its obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets.	To the FSA and via a Regulatory Information Service at least annually.	UKLA Prospectus Rules
37. General	Shareholders are also entitled to receive whatever documents are prescribed in the Bye-laws for distribution to shareholders, for example, notices of general meetings circulated within the period stipulated in the Bye-laws.	Companies Act 1981

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